As filed with the Securities and Exchange Commission on June 9, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

Under

the Securities Act of 1933

Silicon Motion Technology Corporation

(Exact name of Registrant as specified in its charter)

Cayman Islands	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Wallace C. Kou

Chief Executive Officer

No. 20-1, Taiyuan St.,

Jhubei City, Hsinchu County 302, Taiwan

+886 3 552-6888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

PTSGE Corp.

925 Fourth Avenue, Suite 2900

Seattle, WA 98104

(206) 623-7580

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Christopher H. Cunningham James J.Y. Chen Raymond L. Veldman Preston Gates & Ellis LLP 925 Fourth Avenue Suite 2900, Seattle, WA 98104-1158 (206) 623-7580	Carmen Chang Leiming Chen Shearman & Sterling LLP 12/F, Gloucester Tower The Landmark 11 Pedder Street Central, Hong Kong +852 2978-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee
Ordinary Shares, par value US$0.01 per share	US$115,000,000	US$13,535.50
(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby will be registered pursuant to a separate registration statement on Form F-6 filed with the Commission. Each American depositary share represents ordinary shares.
(2)	Includes (a) shares that may be purchased by the underwriters pursuant to the over-allotment option and (b) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public. These ordinary shares are not being registered for the purpose of sales outside the United States.
(3)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated June 9, 2005 Silicon Motion Technology Corporation

                     American Depositary Shares

Representing                      Ordinary Shares

This is the initial public offering of Silicon Motion Technology Corporation. We are offering                      American Depositary Shares, or ADSs, and the selling shareholders are offering an aggregate of                      ADSs. We currently estimate that the initial public offering price per ADS will be between US$                  and US$                 per share. We have applied to have the ADSs quoted on the Nasdaq Stock Market’s National Market under the symbol “SIMO.”

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per ADS	Total
Public offering price	US$	US$
Underwriting discounts and commissions	US$	US$
Proceeds, before expenses, to us	US$	US$
Proceeds, before expenses, to the selling shareholders	US$	US$

We and the selling shareholders have granted the underwriters the right to purchase up to an aggregate of                 additional ADSs to cover over-allotments.

Deutsche Bank Securities

WR Hambrecht + Co                         Needham & Company, LLC

The date of this prospectus is                     , 2005

Silicon
Motion
512
CompactFlash
512

- Universally compatible
- High performance
- Low power

Semiconductor solutions for the multimedia consumer electronics market

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated, references in this prospectus to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents ordinary shares;

•	“CAGR” are to compound annual growth rate;

•	“China” or “PRC” are to the People’s Republic of China excluding the special administrative regions of Hong Kong and Macau;

•	“Nasdaq” are to the Nasdaq National Market;

•	“NT dollar,” “NT dollars” or “NT$” are to New Taiwan dollars, the legal currency of Taiwan;

•	“ROC” or “Taiwan” are to Taiwan, the Republic of China, the official name of Taiwan;

•	“shares” or “ordinary shares” are to our ordinary shares, with par value US$0.01 per share;

•	“U.S. GAAP” are to generally accepted accounting principles in the United States;

•	“U.S. dollar,” “U.S. dollars” or “US$” are to United States dollars, the legal currency of the United States; and

•	“we,” “us,” “our company,” “our” and “Silicon Motion” are to Silicon Motion Technology Corporation, its predecessor entities and subsidiaries including (i) Silicon Motion, Inc., incorporated in Taiwan, or SMI Taiwan, and formerly known as Feiya Technology Corporation and (ii) Silicon Motion, Inc., a California, USA, corporation, or SMI USA.

Unless otherwise indicated, our financial information presented in this prospectus has been prepared in accordance with U.S. GAAP.

Solely for your convenience, this prospectus contains translations of certain NT dollar amounts into U.S. dollars at specified rates. All translations from NT dollar to U.S. dollar amounts are made at the noon buying rate in the City of New York for cable transfers of NT dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation from NT dollars into U.S. dollars and from U.S. dollars into NT dollars has been made at the noon buying rate in effect on March 31, 2005, which was NT$31.46 to US$1.00. No representation is made that the NT dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollar or NT dollar amounts, as the case may be, at any particular rate or at all. See “Risk Factors — If economic conditions in Taiwan deteriorate, our current business and future growth would be adversely affected” for discussions on how fluctuating exchange rates could affect our profitability and your investment in us. On June 8, 2005, the noon buying rate was NT$31.27 to US$1.00.

The “Glossary of Technical Terms” contained in Annex A of this prospectus sets forth the description of certain technical terms and definitions used in this prospectus.

This prospectus also contains statistical data that we obtained from industry publications and reports generated by Gartner Dataquest, or Gartner, (Gartner Forecast: Electronic Equipment Production and Semiconductor Consumption, Worldwide, 2000-2008, January 7, 2005) and International Data Corporation, or IDC. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

i

PROSPECTUS SUMMARY

The following summary should be read in conjunction with the more detailed information, including the “Risk Factors” section beginning on page 8 and the financial statements and related notes appearing elsewhere in this prospectus. You should read the entire prospectus carefully in evaluating an investment in our securities.

Overview

We are a fabless semiconductor company that designs, develops and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. Our semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia systems on a chip, or SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

We sell our semiconductor solutions to leading original equipment manufacturers, or OEMs, and original design manufacturers, or ODMs, worldwide. Our controllers serve as the critical enabling component of mobile storage products sold by companies such as Lexar Media, Samsung, Sony and STMicroelectronics. In addition, our multimedia SoCs are also important components of products that are sold by companies such as Casio, Foxconn, Hewlett-Packard, Hitachi, Intel, NEC, Panasonic, Sharp, Siemens and Sony.

We believe we have built our business into a leading supplier of controllers for mobile storage products. We believe that we have a significant advantage over our competitors due to our ability to provide high-performance semiconductor solutions that support the broadest portfolio of flash memory devices and comply with all major industry standards for flash-based storage products. For example, our SM264 secure digital, or SD, controller enables SD cards to be compatible with nearly all types of host devices with SD slots and also supports over 20 types of NAND flash memory.

We have experienced rapid growth in our sales. Our net sales grew from approximately NT$456.9 million in 2002 to approximately NT$915.1 million in 2003 to approximately NT$2,166.7 million (US$68.9 million) in 2004, representing a compound annual growth rate, or CAGR, of approximately 117.8%. For the first quarter of 2005, our net sales were approximately NT$515.3 million (US$16.4 million), an increase of approximately 35.8% from NT$379.3 million for the first quarter of 2004. In addition, our quarterly sales have experienced continued sequential growth for the past eight quarters, growing on average approximately 15.2% quarter-on-quarter. We believe that because of our ability to provide adaptable, universally compatible semiconductor solutions and architectures, we have been able to expand into additional portable digital media devices such as audio SoCs and image processors. We have derived significant additional sales from products such as low-power multimedia display processors used in embedded graphic applications. Our net sales from multimedia SoCs was NT$285.4 million (US$9.1 million) in 2004.

Our presence in Asia and our customer-driven engineering focus allow us to closely monitor our manufacturing sources for quality, as well as align our operations with the outsourcing trend of our customers. Our Asia-based operations provide us with access to a highly educated engineering work force and a competitive cost structure. For the first quarter of 2005, our cost of sales and our operating expenses represented approximately 56.4% and 24.7%, respectively, of our net sales. For the year ended December 31, 2004, our cost of sales and our operating expenses represented approximately 58.8% and 23.7%, respectively, of our net sales. In addition, with the exception of the fourth quarter of 2004, our gross margins have remained above 40% for each quarter since the first quarter of 2003. Our net margin for the first quarter of 2005 was approximately 18.6%. We recorded net income of approximately NT$96.0 million (US$3.1 million) for the first quarter of 2005, an increase of approximately 79.1% from NT$53.6 million for the first quarter of 2004. Our net income increased by approximately 142.7% to approximately NT$268.0 million (US$8.5 million) in 2004 from approximately NT$110.4 million in 2003.

Our Opportunity

We expect the use of semiconductors in consumer electronics to continue to grow through 2008. We anticipate this growth will create a significant opportunity to enhance our semiconductor solutions and for us to become one of the leading providers of semiconductor solutions for the multimedia consumer electronics market. See “Our Business—Industry Overview” and “—Challenges Facing the Market.”

Our Strengths

We believe we have quickly become one of the leading providers of semiconductor solutions for the multimedia consumer electronics market by capitalizing on the following strengths:

Universal compatibility. We believe one of our key competitive advantages is our ability to provide one universally adaptable solution that is compatible with a wide range of protocol standards used by portable digital media devices on the one hand, and the storage architectures used for digital content on the other hand.

Complete hardware and software solution. We leverage our modular design architecture in both hardware and software to allow us to quickly penetrate markets and expand our customer base.

Proximity to the electronics supply chain. Our presence in Asia allows us to align our operations with the trend for customers and OEMs to outsource their manufacturing and design to lower cost areas in Asia.

Customer-driven solutions. Our close working relationships with our customers allow us to understand their needs and product roadmaps and enable us to develop solutions that address our customers’ exact needs and new product requirements and features.

Our Strategy

Our objective is to be the leading supplier of controller and software solutions for mobile storage products and multimedia SoCs for digital media devices. We intend to achieve our objective through the following strategies:

•	Provide innovative, universally compatible solutions that connect the growing number of digital media devices;

•	Maintain our leadership position in the flash controller market;

•	Focus on the high growth consumer and digital media market;

•	Continue to invest in research and development;

•	Continue to leverage on our strategic and customer relationships;

•	Expand our customer and geographic base; and

•	Continue to provide differentiated, cost-competitive products to customers.

Risk of Investment

An investment in our ADSs involves a high degree of risk that includes risks related to our company, risks related to the high technology sector relating to the viewing, transfer and storage of digital media content, risks related to Taiwan and risks related to the ownership of our ADSs. Specifically, risks include but are not limited to those relating to the following areas:

We cannot guarantee profitability in the future. We have sustained losses in the past and cannot assure you that we will remain profitable in the future.

The loss of a significant customer could harm our business. We derive a large percentage of our sales from three customers. Loss, cancellation or a reduction of orders from any of these customers would materially affect our operating results.

Our growth rates may not be sustainable. We may not be able to sustain our current growth rates, and even if we do maintain them, we are susceptible to many operational and other challenges relating to our growth.

We face substantial political risks associated with doing business in Taiwan. Taiwan has a unique international political status. Our business and results of operations and the market price of our ADSs may be affected by changes in Taiwan governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan that are outside of our control.

Our operating results may fluctuate from period to period. We expect our operating results to fluctuate from quarter to quarter, which may make it difficult to predict our future performance and could cause the market price of our ADSs to fluctuate.

We operate in a highly cyclical industry. The highly cyclical nature of the semiconductor industry, which has produced significant and sometimes prolonged downturns, could have a material adverse effect on our operating results, financial condition and cash flows.

We operate in an industry where standards and technologies evolve rapidly. Industry standards and demands in the multimedia consumer electronics market are continuously and rapidly evolving, and our success depends on our ability to anticipate and respond to these changes and trends.

See “Risk Factors” beginning on page 8 for a more detailed description of these and other risks related to an investment in our ADSs. You should consider these risk factors carefully together with all the other information included in this prospectus.

Corporate Information

We are a holding company incorporated in the Cayman Islands on January 27, 2005. Substantially all of our operations are conducted through Silicon Motion, Inc., our wholly-owned operating subsidiary in Taiwan. Our principal executive office is located at:

No. 20-1, Taiyuan St.

Jhubei City, Hsinchu County 302

Taiwan

Telephone: +886 3 552-6888

Investor inquiries should be directed to us at the above address and telephone number. Our website is www.siliconmotion.com. The information contained on our website does not constitute part of this prospectus.

The Offering

American depositary shares offered	An aggregate of ADSs, representing ordinary shares.

By us	ADSs, representing ordinary shares.

By the selling shareholders	An aggregate of ADSs, representing ordinary shares.

Estimated price range per ADS	We currently estimate that the initial public offering price per ADS will be between US$ and US$ .

The ADSs

Each ADS represents                      ordinary shares, par value US$0.01 per share. The ADSs will be evidenced by American Depositary Receipts, or ADRs. A nominee of the depositary will be the registered holder of the ordinary shares underlying your ADSs. You will have the rights of an ADR holder as provided in a deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time, dated                     , 2005. Under the deposit agreement, you may instruct the depositary to vote the ordinary shares underlying your ADSs, but only if we ask the depositary to ask for your instructions. Otherwise you will not be able to exercise your right to vote unless you withdraw the ordinary shares deposited with the depositary.

You will be required to pay up to US$                     per                      ADS for each issuance or cancellation of an ADS, a fee for each distribution of securities by the depositary based on the number of ordinary shares deposited for issuance of ADSs, up to US$                     per ADS per year for depositary services, fees for transfer and registration of your ordinary shares, and certain expenses incurred by the depositary.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus. We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be considered, by continuing to hold your ADSs, to have agreed to be bound by the deposit agreement as amended.

Over-allotment option	We and the selling shareholders have granted a 30-day option to the underwriters to purchase up to an aggregate of additional ADSs to cover over-allotments.

Ordinary shares outstanding immediately after the offering	ordinary shares (or ordinary shares if the underwriters exercise the over-allotment in full) immediately after the offering.

ADSs outstanding immediately after the offering

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately US$                    , after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming an initial public offering price of US$                 per ADS, the midpoint of the estimated range of the initial public offering price.

We intend to use the net proceeds we will receive from this offering for research and development expenditures of at least NT$100 million in each of 2005, 2006 and 2007 and general corporate purposes.

We will not receive any of the proceeds from the sale of the ADSs by the selling shareholders.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in our ADSs.

Listing

We have applied to have our ADSs included for quotation on the Nasdaq National Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

Proposed Nasdaq National Market Symbol	“SIMO”

Depositary	The Bank of New York

Lock-up

We have agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. In addition, our executive officers, directors, the selling shareholders and certain other existing shareholders have also agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus, subject to an extension of up to 18 days under certain circumstances. See “Underwriting.”

SUMMARY CONSOLIDATED FINANCIAL DATA

You should read the following information with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The summary consolidated statements of operations and cash flow data for the years ended December 31, 2002, 2003 and 2004 and the summary consolidated balance sheet data as of December 31, 2003 and 2004 are derived from our consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with, and are qualified in their entirety by reference to, these consolidated financial statements and related notes. These consolidated financial statements are prepared in accordance with U.S. GAAP.

The summary consolidated financial data as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In our opinion, all adjustments, including normal recurring adjustments, necessary for a fair presentation of results for the interim periods have been made. You should read these results in conjunction with our consolidated financial statements and related notes, included elsewhere in this prospectus.

Our historical results do not necessarily indicate results expected for any future periods.

	Year Ended December 31,				Three Months Ended March 31,
	2002	2003	2004	2004	2004	2005	2005
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in thousands, except for per share data)
					(unaudited)
Consolidated Statement of Operations Data:
Net sales	456,874	915,070	2,166,727	68,872	379,326	515,261	16,378
Cost of sales	366,236	424,668	1,274,410	40,509	212,443	290,729	9,241

Gross profit	90,638	490,402	892,317	28,363	166,883	224,532	7,137

Operating expenses:
Research and development	107,504	203,646	238,485	7,581	42,417	69,036	2,195
Sales and marketing	52,593	125,680	141,136	4,486	32,677	32,008	1,018
General and administrative	38,230	69,262	103,303	3,284	17,011	25,298	804
Amortization of intangible assets	8,048	24,145	17,758	564	4,440	1,125	35
Impairment of intangible assets	—	54,143	11,718	372	—	—	—
In-process research and development	310,813	—	—	—	—	—	—
Restructuring charge	10,170	—	—	—	—	—	—

Total operating expenses	527,358	476,876	512,400	16,287	96,545	127,467	4,052

Operating income (loss)	(436,720)	13,526	379,917	12,076	70,338	97,065	3,085

Total nonoperating income (expenses)	10,477	2,512	21,187	674	(2,915)	1,908	61

Income (loss) before income taxes	(426,243)	16,038	401,104	12,750	67,423	98,973	3,146
Income tax (benefit) expense	9,573	(94,405)	133,101	4,231	13,797	2,928	93

Net income (loss)	(435,816)	110,443	268,003	8,519	53,626	96,045	3,053

Weighted average shares outstanding:
Basic and diluted	66,752	96,901	103,878	103,878	103,050	105,412	105,412

Earning (loss) per share:
Basic and diluted	(6.53)	1.14	2.58	0.08	0.52	0.91	0.03

Earning (loss) per ADS:
Basic
Diluted

	As of December 31,			As of March 31,
	2003	2004	2004	2005	2005
	NT$	NT$	US$	NT$	US$
			(in thousands)
				(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	763,545	727,165	23,114	159,567	5,072
Other current assets	459,634	1,324,343	42,096	1,546,703	49,164
Working capital	976,767	1,339,418	42,575	1,408,038	44,756
Long-term investments	7,195	3,142	100	3,142	100
Property and equipment, net	52,610	65,657	2,087	70,225	2,232
Intangible assets, net	38,080	6,843	217	5,718	182
Other assets	41,281	39,887	1,268	63,156	2,008
Total assets	1,362,345	2,167,037	68,882	1,848,511	58,758
Total liabilities	253,754	718,804	22,848	305,506	9,711
Total shareholders’ equity	1,108,591	1,448,233	46,034	1,543,005	49,047

RISK FACTORS

An investment in our ADSs involves a high degree of risk of which you should be aware. You should carefully consider the risks described below, in conjunction with other information and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. You should pay particular attention to the fact that we conduct our operations in Taiwan and are governed by a legal and regulatory environment that in some respects differs significantly from the environment that may prevail in other countries with which you may be familiar. Our business, financial condition and operating results could be affected materially and adversely by any or all of the risks described below. The trading price of our ADSs could decline due to any or all of these risks, and you may lose part or all of your investment.

Risks Related to Our Business

We have sustained losses in the past and cannot guarantee profitability in the future.

Although we have been profitable since the second quarter of 2003, we cannot assure you that we will remain profitable in the future. A variety of factors may cause our operating results to decline and financial condition to worsen, including:

•	competitors offering comparable products at cheaper prices;

•	continuing downward pressure on the average selling prices of our products caused by intense competition in our industry and other reasons;

•	decreases in demand for multimedia consumer electronics products into which our semiconductor solutions are incorporated;

•	superior product innovations by our competitors;

•	rising costs for raw materials;

•	changes in our management team and other key personnel; and

•	increased operating expenses relating to research and development, sales and marketing efforts and general and administrative expenses as we seek to grow our business.

As a result of these and other factors, we could fail to achieve our revenue targets or experience higher than expected operating expenses, or both. As a result, we cannot assure you that we will remain profitable in the future.

The loss of a significant customer or a reduction in orders from such a customer could adversely affect our operating results.

We are dependent on a small group of customers for a substantial portion of our sales. In 2002, 2003 and 2004, our three largest customers accounted for approximately 25%, 48% and 49%, respectively, of our net sales. Power Digital Card, or PDC, was our largest customer in 2003 and 2004, accounting for approximately 29% and 22% of our net sales in 2003 and 2004, respectively. Our third largest customer, Macrotron Systems, accounted for 3% and 13% of our net sales in 2003 and 2004, respectively. We started direct sales to Lexar Media in 2004, which became our second largest customer in 2004 and accounted for 14% of our net sales. We believe that a substantial portion of our sales to PDC and Macrotron Systems are included in Lexar Media’s products and that such indirect sales and our direct sales to Lexar Media amounted to between 30% to 35% of our net sales in 2004. We expect that we will continue to depend on a relatively limited number of customers for a substantial portion of our net sales and our ability to maintain good relationships with these customers will be important to the ongoing success of our business. We cannot assure you that the revenue generated from these customers, individually or in the aggregate, will reach or exceed historical levels in any future period. Our failure to meet the demands of these customers could lead to a cancellation or reduction of business from these customers. In addition, loss, cancellation or reduction of business from, significant changes in scheduled deliveries to, or decreases in the prices of products sold to, any of these customers could significantly reduce our revenues and adversely affect our financial condition and operating results. Moreover, any difficulty in collecting outstanding amounts due from our customers particularly customers who place large orders, would harm our financial performance. In addition, if our relationships with our three largest customers are disrupted for any reason, it could have a significant impact on our business.

Our limited operating history may not serve as an adequate basis to judge our future prospects and operating results.

We have a limited operating history with respect to our current business, which may not provide a meaningful basis on which to evaluate our business or future prospects. Although our sales have grown rapidly in recent years, we incurred net losses prior to the second quarter of 2003. We cannot assure you that we will maintain our profitability or that we will not incur net losses in the future. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated sales growth could result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

•	implement our business model and strategy and adapt and modify them as needed;

•	maintain our current, and develop new, relationships with customers;

•	manage our expanding operations and product offerings, including the integration of any future acquisitions;

•	maintain adequate control of our expenses;

•	attract, retain and motivate qualified personnel;

•	protect our reputation and enhance customer royalty; and

•	anticipate and adapt to changing conditions in the semiconductor industry and other markets in which we operate as well as the impact of any changes in government regulation, mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

If we are not successful in addressing any or all of these risks, our business may be materially and adversely affected.

We expect our operating results to fluctuate from quarter to quarter, which may make it difficult to predict our future performance and could cause the market price of our ADSs to fluctuate.

Our quarterly sales and operating results are difficult to predict and have in the past, and will likely in the future, fluctuate from quarter to quarter. For example, in 2004, our net income decreased from approximately NT$53.6 million (US$1.7 million) in the first quarter to a approximately NT$3.0 million (US$0.1 million) in the second quarter, increased to approximately NT$117.3 million (US$3.7 million) in the third quarter and decreased to approximately NT$94.1 million (US$3.0 million) in the fourth quarter.

Since our products are primarily used in multimedia consumer electronics products, our business is subject to seasonality, with a tendency toward increased sales in the third and fourth quarters of each year, when our customers place orders in anticipation of summer and year-end demand for consumer electronics products, and lower sales in the first and second quarters of each year. Moreover, we are also subject to the highly cyclical nature of the semiconductor industry.

Our quarterly operating results could be affected by a number of other factors, including:

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	decreases in the overall average selling prices of our products;

•	changes in the relative sales mix of our products;

•	changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	our customers’ sales outlook, purchasing patterns and inventory adjustments based on consumer demands and general economic conditions;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner; and

•	the timing of new product announcements or introductions by us or by our competitors.

These factors, as well as our recent rapid growth, make it difficult for us to assess our future performance. Any variations in our quarter-to-quarter performance may cause the market price of our ADSs to fluctuate. In addition, as a result of these fluctuations, our operating results in the future may be below the expectations of public market analysts or investors, which would likely cause the market price of our ADSs to decline. Accordingly, you should not rely on the results of any prior periods as a reliable indicator of our future operating performance.

We may not be able to sustain our current growth rates, and even if we do maintain them, we are susceptible to many challenges relating to our growth.

We have experienced significant growth in the scope and complexity of our business. Our net sales grew from approximately NT$456.9 million in 2002 to approximately NT$915.1 million in 2003 to approximately NT$2,166.7 million (US$68.9 million) in 2004. This growth has placed and will continue to place a strain on our management, personnel, systems and resources. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, develop new products, enhance our technological capabilities, satisfy customer requirements, execute on our business plan or respond to competitive pressures. In particular, the success of our goal to penetrate the MP3 market is highly contingent on the viability of our strategy and the success of our growth plans. To successfully manage our growth, we believe we must effectively:

•	hire, train, integrate and manage additional qualified engineers, sales and marketing personnel and financial and information technology personnel;

•	implement additional and improve existing administrative, financial and operations systems, procedures and controls;

•	continue to enhance our manufacturing and customer resource management systems;

•	continue to expand and upgrade our core semiconductor design and software development capabilities;

•	manage multiple relationships with foundries, distributors, suppliers and certain other third parties; and

•	manage our financial condition.

Our success also depends largely on our ability to anticipate and respond to expected changes in future demand for our products. In the event the timing of our expansion does not match market demand, our business strategy may need to be revised, and there could be delays in our roll-out of new products, which may adversely affect our growth and future prospects. If we over-expand and demand for our products does not increase as we may have projected, our financial results will be materially and adversely affected. However, if we do not expand, and demand for our products increases sharply, our business could be seriously harmed because we may not be as cost-effective as our competitors due to our inability to take advantage of increased economies of scale. In addition, we may not be able to satisfy the needs of our current customers or attract new customers, and we may lose credibility and our relationships with our customers may be negatively affected. Moreover, if we do not properly allocate our resources in line with future demand for particular products, we may miss changing market opportunities and our business and financial results could be materially and adversely affected. We cannot assure you that we will be able to successfully sustain our current growth rate or that we will be able to manage our growth in the future.

Industry standards and demands in the multimedia consumer electronics market are continuously and rapidly evolving, and our success depends on our ability to anticipate and meet these changes and trends.

In order to remain competitive in the future, we must ensure that our products meet continuously evolving industry standards and are compatible with rapidly changing customer requirements. If our products do not keep pace with evolving industry standards or if our products are not in compliance with prevailing industry standards for an extended period of time, we could be required to invest significant time, effort and funds to redesign our products to ensure compatibility with relevant standards. If we are slow to anticipate changing trends and respond to such charges in a timely manner, we could miss opportunities to capture potential customers and we could lose our existing market share or existing customers. Currently, our primary products are controllers used in flash memory devices. If new models for storing digital media are developed that compete with flash memory technology or render it obsolete and if we are not able to shift our product offerings accordingly, demand for our products would likely decline and our business would be materially and adversely affected.

In addition, we may not have sufficient financial resources to fund all of the required research to develop future innovations and meet changing industry standards. Moreover, even if we have adequate financial resources, our future innovations may be outpaced by competing innovations. As a result, we may lose customers and significant sales, and our business and operating results may be materially and adversely affected.

If demand for our products declines in the major end markets that we serve, our selling prices and our overall sales will decrease.

Demand for our products is affected by a number of factors, including the general demand for the products in the end markets that we serve and price attractiveness. A vast majority of our sales revenue is derived from customers who use our semiconductor solutions in portable digital media devices, such as MP3 players, smart phones, digital cameras and PDAs. Any significant decrease in the demand for portable digital media devices may decrease the demand for our semiconductor solutions and may result in a decrease in our revenues and earnings. A variety of factors, including economic, political and social instability, could contribute to a slowdown in the demand for non-essential consumer electronics products as consumers delay purchasing decisions or reduce their discretionary spending. In addition, the historical and continuing trend of declining average selling prices of portable digital media devices places pricing pressure on our semiconductor solutions. As a result, we expect that the average selling prices for many of our semiconductor solutions will continue to decline over the long term. If we are not able to introduce higher margin products, reduce our manufacturing costs to offset expected declines in average selling prices or maintain a high capacity utilization rate, our gross margin will continue to decline, which could have a material and adverse effect on our financial condition and operating results.

The highly cyclical nature of the semiconductor industry has produced significant and sometimes prolonged downturns; future downturns could materially affect our operating results.

The semiconductor industry is highly cyclical. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling prices. For example, the semiconductor industry experienced a downturn beginning in the fourth quarter of 2000 until late 2002. Although the semiconductor industry has been in the process of recovery from the downturn since late 2002, any future downturns could significantly reduce our sales or our profitability for a prolonged period. From time to time, the semiconductor industry also has experienced periods of increased demand and production capacity constraints. As a result, we may experience substantial changes in future operating results due to general semiconductor industry conditions, general economic conditions and other factors.

If the semiconductor industry suffers a shortage of flash memory, which is a key component in many of our customers’ end products, our revenues could be adversely affected.

In 2004, some of our customers indicated that they were unable to acquire enough flash memory to meet all of the anticipated demand for their products. Several manufacturers of flash memory have increased manufacturing capacity for flash memory since then. However, we cannot assure you that there will continue to be enough additional capacity to satisfy worldwide demand for flash memory. According to IDC, the demand for flash memory cards is expected to rise rapidly through 2008. Because flash memory is a key component of most of the products manufactured by our customers, if any shortage in the supply of flash memory occurs and is not remedied, our customers may not be able to purchase enough flash memory to manufacture their products and may therefore purchase fewer semiconductor solutions from us than they would have otherwise purchased. Our ability to increase revenues and grow our profits could be materially and adversely affected as a result of any shortage or decrease in the supply of flash memory.

A failure to accurately forecast customer demand may result in excess or insufficient inventory, which may increase our operating costs and harm our business.

To ensure the availability of our products for our customers, in some cases we cause our manufacturers to begin manufacturing our products based on forecasts provided by these customers in advance of receiving purchase orders. However, these forecasts do not represent binding purchase commitments, and we do not recognize revenue from these products until they are shipped to the customer. As a result, we incur inventory and manufacturing costs in advance of anticipated revenue. Because demand for our products may not materialize, manufacturing based on forecasts subjects us to risks of high inventory carrying costs and increased obsolescence and may increase our costs. If we overestimate customer demand for our products or if purchase orders are cancelled or shipments delayed, we may end up with excess inventory that we cannot sell, which could have a material and adverse effect on our financial results. Conversely, if we underestimate demand, we may not have sufficient product inventory and may lose market share and damage customer relationships, which could also harm our business.

The average selling prices of our products could decrease rapidly.

We may experience period-to-period fluctuations in future operating results if our average selling prices decline. We may be forced to reduce the average unit price of our products in response to new product introductions by us or our competitors, competitive pricing pressures and other factors. The semiconductor market is extremely cost sensitive, which may result in declining average selling prices of the components comprising our products. We expect that these factors will create downward pressure on our average selling prices and operating results. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our costs. If we are unable to offset any reductions in our average selling prices by increasing our sales volumes or reducing corresponding production costs, or if we fail to develop and introduce new products and enhancements on a timely basis, our sales and operating results will be materially and adversely affected.

We rely primarily on a small number of distributors to market and distribute certain of our products, and if we fail to maintain or expand these sales channels, our revenues would likely decline.

Most of our display controllers are sold through independent distributors. Sales of these products to distributors generate a significant amount of our revenues. Our business will depend on our ability to maintain and expand our relationships with distributors, develop additional channels for the distribution and sale of our products and effectively manage these relationships. Because not all of our distributors are required to make a specified minimum level of purchases from us, we cannot be certain that they will sell our products on a priority basis. As we continue to expand our indirect sales capabilities, we will need to manage the potential conflicts that may arise within our indirect sales force. We also rely on our distributors to accurately and timely report to us their sales of our products and to provide certain engineering support services to customers. Our inability to obtain accurate and timely reports and to successfully manage these relationships would have a material and adverse effect on our financial results.

The loss of any of our key personnel or the failure to attract or retain specialized technical and management personnel could impair our ability to grow our business.

We rely heavily on the services of our key employees, including Wallace C. Kou, our President and Chief Executive Officer. In addition, our engineers and other key technical personnel are a significant asset and are the source of our technological and product innovations. We believe our future success will depend upon our ability to retain these key employees and our ability to attract and retain other skilled managerial, engineering, technical and sales and marketing personnel. The competition for such personnel, particularly technical personnel, is intense in our industry. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our anticipated growth. These technical personnel are required to refine the existing hardware system and application programming interface and to introduce enhancements in future applications. Despite the incentives we provide, our current employees may not continue to work for us, and if additional personnel were required for our operations, we may not be able to obtain the services of additional personnel necessary for our growth. In addition, we do not maintain “key man” life insurance for any of our senior management or other key employees. The loss of any of our key employees or our inability to attract or retain qualified personnel, including engineers, could delay the development and introduction of, and have an adverse effect on our ability to sell, our products as well as our overall growth.

In addition, if any other members of our senior management or any of our other key personnel joins a competitor or forms a competing company, we may not be able to replace them easily and we may lose customers, business partners, key professionals and staff members. Substantially all of our senior executives and key personnel have entered into confidentiality and non-disclosure agreements. In the event of a dispute between any of our senior executives or key personnel and SMI, we cannot assure you the extent, if any, to which these provisions may be enforceable in Taiwan due to uncertainties involving the Taiwan legal system.

We may be unsuccessful in developing and selling new products or in penetrating new markets required to maintain or expand our business.

Our revenue growth has been primarily from sales of our semiconductor solutions. Our future success depends, in part, on our ability to develop successful new semiconductor solutions in a cost-effective and timely manner. We continually evaluate expenditures for planned product developments and choose among alternatives based upon our expectations of future market trends. The development of our semiconductor solutions is highly complex, and successful product development and market acceptance of our products depends on a number of factors, including:

•	our accurate prediction of the changing requirements of our customers;

•	our timely completion and introduction of new designs;

•	the availability of third-party manufacturing, assembly and test capacity;

•	the ability of our foundries to achieve high manufacturing yields for our products;

•	our ability to transition to smaller manufacturing process geometries;

•	the quality, price, performance, power efficiency and size of our products and those of our competitors;

•	our management of our indirect sales channels;

•	our customer service capabilities and responsiveness;

•	the success of our relationships with existing and potential customers; and

•	changes in industry standards.

We cannot assure you that we will be able to develop and introduce new or improved products in a timely and cost-effective manner, that the products we introduce will generate significant revenues or that we will be able to accurately anticipate or respond to future market trends.

We may not be able to deliver our products on a timely basis if our relationships with our suppliers, our semiconductor foundries or our assembly and test subcontractors are disrupted or terminated.

We do not own or operate a semiconductor fabrication facility. Instead, we rely on third parties to manufacture our semiconductors. Two outside foundries, UMC, in Taiwan, and SMIC, in China, currently manufacture the majority of our semiconductors. As a result, we face several significant risks, including higher wafer prices, lack of manufacturing capacity, quality assurance, manufacturing yields and production costs, limited control over delivery schedules and product quality, increased exposure to potential misappropriation of our intellectual property, labor shortages or strikes and actions taken by third party contractors that breach our agreements.

The ability of each foundry to provide us with semiconductors is limited by its available capacity. We do not have long-term agreements with any of these foundries and we place orders on a purchase order basis. We place our orders based on our customers’ purchase orders and sales forecasts. However, the foundries can allocate capacity to the production of the products of their other customers and reduce deliveries to our manufacturing logistics partners on short notice or increase the price they charge us. It is possible that other foundry customers that are larger and better financed than we are, or have long-term agreements with these foundries, may induce these foundries to reallocate capacity to them. Any reallocation could impair our ability to secure the supply of semiconductors that we need for our products. In addition, interruptions to the wafer manufacturing processes caused by a natural disaster or human error could result in partial or complete disruption in supply until we are able to shift manufacturing to another fabrication facility. It may not be possible to obtain sufficient capacity or comparable production costs at another foundry. Migrating our design methodology to a new third-party foundry could involve increased costs, resources and development time comparable to a new product development effort. Any reduction in the supply of semiconductors for our products could significantly delay our ability to ship our products and potentially have negative effects on our relationships with existing customers and our results of operations. In addition, if our subcontractors terminate their relationships with us, we would be required to qualify new subcontractors, which could take as long as six months, resulting in unforeseen operations problems, and our operating results may be materially and adversely affected.

If the foundries that provide us with the products for our operations do not achieve satisfactory yield or quality, or if the assembly and testing services fail us in the quality of their output, then our revenue, operating results and customer relationships will be affected.

The manufacture of semiconductors is a highly complex process. Minor deviations in the manufacturing process can cause substantial decreases in yield. In some situations, such deviations may cause production to be suspended. The foundries that manufacture our semiconductors have from time to time experienced lower than anticipated manufacturing yields, including yields for our semiconductors, typically during the production of new products or architectures or during the installation and start-up and ramp-up of new process technologies or equipment. If the foundries that manufacture our semiconductors do not achieve planned yields, our product costs could increase, and product availability would decrease.

After the wafer fabrication processes, our wafers are shipped to our assembly and testing subcontractors. We have a system to maximize consistent product quality, reliability and yield which involve our quality assurance team working closely with pertinent subcontractors in the various phases of the assembly and testing processes. We also emphasize a strong supplier quality management practice through which our quality assurance team pre-qualifies our manufacturing suppliers and subcontractors. However, despite our efforts to strengthen supplier quality management, if our foundries fail to deliver fabricated silicon wafers of satisfactory quality in the volume and at the price we require, or if our assembly and test subcontractors fail to efficiently and accurately assemble and test our products, we will be unable to meet our customers’ demand for our products or to sell those products at an acceptable profit margin, which would have a material and adverse effect on our sales and margins and damage our customer relationships.

Failure to protect our proprietary technologies or maintain the right to certain technologies may negatively affect our ability to compete.

We believe that the protection of our intellectual property rights will continue to be important to the success of our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, business partners and other third parties, and have implemented procedures to control access to and distribution of our documentation and other proprietary information. Despite these efforts, we cannot assure you that these measures will provide meaningful protection of our intellectual property rights. Further, these agreements do not prevent others from independently developing technologies that are equivalent to or superior to our technology. In addition, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary technology. Monitoring unauthorized use of our technology is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries, such as China, where the laws may not protect our proprietary rights as fully as do the laws of the United States. In addition, if the foundries that manufacture our semiconductors lose control of our intellectual property, it would be more difficult for us to take remedial measures because our foundries are located in countries that do not have the same protection for intellectual property that is provided in the United States. Also, some of our contracts, including license agreements, are subject to termination upon certain types of change-of-control transactions. The share exchange, under which the shares of SMI Taiwan were exchanged for our shares, may amount to such a change-of-control transaction.

We currently have more than 30 patents. We also have 24 patent applications pending in four countries. We cannot be certain that patents will be issued as a result of our pending applications nor can we be certain that any issued patents would protect or benefit us or give us adequate protection from competing products. For example, issued patents may be circumvented or challenged and declared invalid or unenforceable or provide only limited protection for our technologies. We also cannot be certain that others will not design around our patented technology, independently develop our unpatented proprietary technology or develop effective competing technologies on their own.

Failure to successfully defend against intellectual property lawsuits brought against us may adversely affect our business.

As technology is an integral part of our design and product, we have, in the past, received communications alleging that our products infringe or misappropriate certain intellectual property rights held by others, and may continue to receive such communications in the future. We are currently involved in an intellectual property dispute with O2Micro International Limited. See “Our Business — Legal Proceedings.” If any third party were to make valid intellectual property infringement or misappropriation claims against us, we may be required to:

•	discontinue using disputed manufacturing process technologies;

•	stop selling products that contain allegedly infringing technology;

•	pay substantial monetary damages;

•	seek to develop non-infringing technologies, which may not be feasible; or

•	seek to acquire licenses to the infringed technology, which may not be available on commercially reasonable terms, if at all.

If our products are found to infringe or misappropriate third-party intellectual property rights, we may be subject to significant liabilities and be required to change our manufacturing processes or products. This could restrict us from making, using, selling or exporting some of our products, which could in turn materially and adversely affect our business and financial condition. Our failure to develop non-infringing technologies or license intellectual property rights in a timely and cost-effective manner could materially and adversely affect our business and financial condition. In addition, any litigation, whether to enforce our patents or other intellectual property rights or to defend ourselves against claims that we have infringed the intellectual property rights of others, could, regardless of the ultimate outcome, materially and adversely affect our operating results by requiring us to incur significant legal expenses and diverting the resources of the company and the attention of management.

Failure to achieve and maintain technological leadership in our various multimedia consumer electronics markets could erode our competitiveness and cause our profits to decrease.

The consumer electronics market and the semiconductor components used in such market are constantly changing with increased demand for improved features such as low power or smaller size. If we do not anticipate these changes in technologies and rapidly develop and introduce new and innovative technologies, we may not be able to provide advanced semiconductor solutions on competitive terms. If we are unable to maintain the ability to provide advanced semiconductor solutions on competitive terms, some of our customers may buy semiconductor solutions from our competitors instead of us. To be competitive, we must anticipate the needs of the market and successfully develop and introduce innovative new products in a timely fashion. We cannot assure you that we will be able to successfully complete the design of our new products, have these products manufactured at acceptable manufacturing yields, or obtain significant purchase orders for these products. Furthermore, if our future innovations are ahead of the then-current technological standards in our industry, customers may be unwilling to purchase our platforms until the multimedia consumer electronics market is ready to accept them. The introduction of new products may adversely affect sales of existing products and contribute to fluctuations in our operating results from quarter to quarter. Our introduction of new products also requires that we carefully manage our inventory to avoid inventory surplus and obsolescence. Our failure to do so could have a material and adverse effect on our operating results. Furthermore, failure to achieve advances in technology or processes or to obtain access to advanced technologies or processes developed by others could erode our competitive position.

Development of new platforms and products may require us to obtain rights to use intellectual property that we currently do not have. If we are unable to obtain or license the necessary intellectual property on reasonable terms or at all, our product development may be delayed, the gross margins on our planned products may be lower than anticipated and our business and operating results would be materially and adversely affected.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than we have, we cannot be certain that our products will compete favorably in the market place.

We face competition from a large number of competitors in each of our targeted areas. We currently compete with other companies that produce flash card controllers, primarily Cypress, Genesys, Hyperstone AG, Incomm, Panasonic, Phison, Renesas, Samsung, SanDisk, Toshiba and USBest. We may also face competition from some of our customers who may develop products or technologies internally that compete with our solution. For audio, graphics and imaging SoC products, we compete with ATI, NVIDIA, PortalPlayer, SigmaTel, Sunplus and Telechips. We expect to face increased competition in the future from our current and potential competitors. In addition, some of our customers have developed products and technologies that could replace their need for our products or otherwise reduce their demand for our products.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we have. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our current and potential competitors may develop and introduce new products that will be priced lower, provide superior performance or achieve greater market acceptance than our products. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to obtain capacity when we are unable to do so.

The multimedia consumer electronics market, which is a principal end market for our products, has historically been subject to intense price competition. In many cases, low-cost, high-volume producers have entered the markets and driven down profit margins. If a low-cost, high-volume producer should develop products that compete with our products, our sales and profit margins would suffer.

Our principal subsidiary, Silicon Motion, Inc., is based and operates in Taiwan; we derive a substantial majority of our revenues from direct or indirect sales to non-U.S. customers and have significant foreign operations, which may expose us to foreign exchange risks.

A portion of our capital expenditures for our sales operations are denominated in currencies other than NT dollars, primarily U.S. dollars, but also, to a lesser extent, Japanese Yen, Renminbi and Euros. A significant portion of our sales are denominated in U.S. dollars, in addition to NT dollars. Therefore, we are affected by fluctuations in exchange rates among the U.S. dollar, the Japanese Yen, the NT dollar, the Renminbi and the Euro. In 2003 and 2004, the U.S. dollar devalued 0% and 3% respectively against the NT dollar, based on the average of daily exchange rates. The devaluation in 2004 hypothetically lowered our operating income by approximately 5%-6%. Any significant fluctuation in the future could potentially increase our operational costs and may have a material and adverse effect on our financial condition and operating results.

Our products must meet exacting specifications and undetected defects and failures may occur, which may cause customers to return or stop buying our products and may expose us to product liability risk and risks of indemnification against defects in our products.

Our products are complex and may contain undetected hardware or software defects or failures, especially when first introduced or when new versions are released. These errors could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts and materially affect our customer relations and business reputation. If we deliver products with errors or defects, our credibility and the market acceptance and sales of our products could be harmed. Defects could also lead to liability for defective products as a result of lawsuits against us or against our customers. We have agreed to indemnify some of our customers in some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.

Our intellectual property indemnification practices may adversely impact our business.

We may be required to indemnify our customers and our third-party intellectual property providers for certain costs and damages of intellectual property infringement in circumstances where our products are a factor in creating the customer’s or these third-party providers’ infringement exposure. This practice may subject us to significant indemnification claims by our customers and our third-party providers. In some instances, our products are designed for use in devices manufactured by our customers that comply with international standards, such as the MP3 compression standard. These international standards are often covered by patent rights held by third parties, which may include our competitors. The combined costs of identifying and obtaining licenses from all holders of patent rights essential to such international standards could be high and could reduce our profitability or increase our losses. The cost of not obtaining these licenses could also be high if a holder of the patent rights brings a claim for patent infringement. In the contracts under which we distribute semiconductor products, we generally have agreed to indemnify our customers against losses arising out of claims of unauthorized use of intellectual property. In some of our licensing agreements, we have agreed to indemnify the licensor against losses arising out of or related to our conduct or services. We cannot assure you that additional claims for indemnification will not be made or that these claims would not have a material and adverse effect on our business, operating results or financial condition.

Major earthquakes, fires or other natural disasters and resulting systems outages may cause us significant losses.

Our principal executive offices and a significant part of our operations are based in Taiwan. Many of our suppliers, providers of semiconductor manufacturing services for us, including foundries and primary subcontractors for the assembly and testing of our products are located in Taiwan.

Taiwan is particularly susceptible to earthquakes. For example, in September 1999, Taiwan experienced a severe earthquake that caused significant property damage and loss of life, particularly in the central part of Taiwan. Although earthquakes and other natural disasters in Taiwan have not caused serious damages to us, if we, our suppliers, providers of semiconductor manufacturing services and primary subcontractors are affected by an earthquake or other natural disasters, such as typhoons, our production schedule could be interrupted or delayed. As a result, a major earthquake, natural disaster or other disruptive event in Taiwan could severely disrupt the normal operation of business and have a material and adverse effect on our financial condition and operating results.

The manufacturers of our semiconductors use highly flammable materials such as alcohol, acetone, photo resistance, AsHs and pH3, in the manufacturing processes and are therefore subject to the risk of loss arising from explosion and fire. The risk of explosion and fire associated with these materials cannot be completely eliminated. Semiconductor companies experience explosion and fire damage from time to time. If any of their fabs were to be damaged or cease operations as a result of an explosion or fire, it could reduce their manufacturing capacity. Such a reduction in the manufacturing capacity of our manufacturers could disrupt the production schedule of our products thereby causing us to miss orders from our customers, which will in turn have a material and adverse effect on our business and operating results.

The recurrence of a severe acute respiratory syndrome outbreak or an outbreak of avian influenza or other outbreaks could materially and adversely affect our operating results and financial conditions.

In early 2003, China and certain other areas in Asia experienced an outbreak of severe acute respiratory syndrome, or SARS. In addition, in the spring of 2004, China had several reported cases of deaths caused by SARS. A general downturn in most Asian economies accompanied the outbreak.

In 2003, an outbreak of avian influenza affected bird and poultry populations in countries throughout Southeast Asia and other parts of Asia, including China, Hong Kong and Japan. Avian influenza resulted in human deaths in Vietnam and Thailand. Any recurrence of SARS, avian influenza or other outbreak may have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closure of our offices, the sickness or death of our key officers and employees and a general slowdown in the economies of China, Hong Kong and Taiwan, among other countries where we have operations.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we added independent directors, created additional board committees and intend to adopt additional policies regarding internal controls and disclosure controls and procedures. We will incur additional costs associated with our public company reporting requirements and compliance with the internal controls of Section 404 of the Sarbanes-Oxley Act of 2002. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, our general and administrative expenses will likely increase and it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We may engage in future acquisitions and we may be unable to successfully integrate these companies into our operations, which would adversely affect our business.

As part of our growth strategy, from time to time, we may make acquisitions and investments in companies or businesses. The success of our acquisitions and investments depends on a number of factors, including:

•	our ability to identify suitable opportunities for investment or acquisition;

•	our ability to reach an acquisition or investment agreement on terms that are satisfactory to us or at all;

•	the extent to which we are able to exercise control over the acquired company;

•	the economic, business or other strategic objectives and goals of the acquired company compared to those of our company; and

•	our ability to successfully integrate the acquired company or business with our company.

If we are unsuccessful in our acquisitions and investments, we may not be able to implement fully our business strategy to maintain or grow our business.

We will incur stock-based compensation charges going forward, which may have a material and adverse effect on our reported earnings.

Prior to November 2004, we did not have any stock option plans. We began granting stock options to our employees and directors with initial grants on December 31, 2004. As a result of our plan to continue to grant stock options to our employees, we will incur stock-based compensation charges beginning January 1, 2006 as a result of adopting Financial Accounting Standards Board No. 123R “Share-Based Payment.” We will account for the charges using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant U.S. GAAP rule, which may have a material and adverse effect on our reported earnings.

Political, Regulatory and Economic Risks

We face substantial political risks associated with doing business in Taiwan because of the tense political relationship between Taiwan and the People’s Republic of China.

Our principal executive offices, a majority of our employees and a significant amount of our research and development and operations are based in Taiwan. In addition, two of our primary third party manufacturers, UMC and SMIC, are located in Taiwan and China, respectively. Accordingly, our business and results of operations and the market price of our ADSs may be affected by changes in Taiwan governmental policies, taxation, inflation or interest rates and by social instability and diplomatic and social developments in or affecting Taiwan that are outside of our control. Taiwan has a unique international political status. China does not recognize the sovereignty of Taiwan. Although there have been significant economic and cultural ties between the Taiwan and China in recent years, the political relations have often been strained. The government of China has indicated that it may use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by Taiwan to accept China’s stated “one China” policy. On March 14, 2005, the National Peoples’ Congress of China passed what is widely referred to as the “anti-secession” law, a law authorizing the Chinese military to attack in order to block moves by Taiwan toward formal independence. Past developments in relations between Taiwan and China have on occasion depressed the market prices of the securities of Taiwanese companies. Relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price of our ADSs.

The relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could also have a material and adverse effect on the financial condition of the two primary foundries that manufacture most of our semiconductors. One of the foundries, UMC, is located in Taiwan, and the other, SMIC, is located in China. Such relations between Taiwan and China and other factors could also have a material and adverse effect on the financial condition of SPIL, ASE and King Yuan Electronics Co., Ltd., our primary subcontractors for the assembly and testing of our products, which are also located in Taiwan. In addition, any expansion or development of our research and development team in China could be restricted or jeopardized, and our sales and marketing performance may be affected.

If economic conditions in Taiwan deteriorate, our current business and future growth would be adversely affected.

The currencies of many East Asian countries, including Taiwan, have experienced considerable volatility and depreciation in recent years. The Central Bank of China, which is the central bank of Taiwan, has from time to time intervened in the foreign exchange market to minimize the fluctuation of the U.S. dollar/NT dollar exchange rate and to prevent significant decline in the value of the NT dollar. NT dollars have depreciated against U.S. dollars from US$1.00 = NT$27.52 on January 2, 1997 to US$1.00 = NT$31.27 on June 8, 2005, based on the noon buying rates published by the Federal Reserve Bank of New York. Any change in the value of NT dollars could have a material and adverse effect on the value in foreign currency terms of our ADSs and any dividends payable by us.

In addition, Taiwan’s banking and financial sectors have been seriously affected by the general economic downturn in Asia and Taiwan in recent years, which has caused an increase in the number of companies filing for corporate reorganization and bankruptcy protection. As a result, financial institutions are more cautious in providing credit to businesses in Taiwan. We cannot assure you that we will continue to have access to credit at commercially reasonable rates of interest or at all, should we need additional capital to expand our business.

Our business depends on the support of the Taiwan government, and a decrease in this support may increase our tax liabilities and decrease our net income.

The Taiwan government has been very supportive of technology companies such as ours. In particular, we, like many Taiwanese technology companies, have benefited from tax incentives provided by the Taiwan government. For example, under the Statute for Upgrading Industries of Taiwan, we are granted tax credits by the Taiwan Ministry of Finance at rates set at certain percentages of the amounts utilized in qualifying research and development costs and in qualifying employee training expenses. If such tax credits cannot be utilized in the fiscal year in which the relevant costs or expenses were incurred, they may be carried forward for up to the next four years. We recognized an amount of approximately NT$2.2 million of such credits and incentives in our tax return for the tax year 2003 and an amount of approximately NT$39.6 million (US$1.26 million) of such credits and incentives in our tax return for the tax year 2004.

In addition, Taiwan law offers preferential tax treatments to industries that are encouraged by the Taiwan government. These preferential tax treatments include 5-year tax exemptions for income attributable to expanded production capacity or newly developed technologies funded in whole or in part by proceeds from initial capital investments made by our shareholders, or subsequent capital increases, or capitalization of our retained earnings. Such tax exemptions may be available either to the shareholders of a company, or, if the shareholders so determine, to the company itself. SMI Taiwan has filed three applications for such tax exemptions as SMI Taiwan had used the proceeds of the new share offerings received in 2002, 2003 and 2004 to fund eligible research and development projects. As of March 31, 2005, SMI Taiwan received certain requisite consents or approvals for tax exemptions. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Principal Factors Affecting Our Results of Operations – Provision for income taxes” for a more detailed description of our ability to enjoy these preferential tax treatments. If any of our tax credits or our ability to take advantage of these preferential tax treatments are curtailed or eliminated, our net income may decrease materially.

If we are unable to satisfy the conditions set by the Investment Commission of the Taiwan Ministry of Economic Affairs, or the IC, the effectiveness of the share exchange leading to the establishment of our current corporate structure could be challenged by the ROC government authorities.

Our current corporate structure is established as a result of a share exchange between us and the shareholders of SMI Taiwan. Approval from the IC was sought and successfully granted for the share exchange. See “Corporate History and Related Party Transactions.” However the IC granted the approval on condition that SMI Taiwan must firstly, apply for at least five patents in each of 2005, 2006 and 2007, secondly, employ between 15 to 20 research and development engineers in each of 2005, 2006 and 2007, and finally, maintain research and development expenditures in the amount of at least NT$100 million (US$3.2 million) in each of 2005, 2006 and 2007. We are required to submit to the IC SMI Taiwan’s annual financial statements audited by a certified public accountant and other relevant supporting documents in connection with the implementation of those three conditions within four months after the end of each of 2005, 2006 and 2007. To the extent that we are unable to satisfy any of those three conditions, the IC may revoke our rights of repatriation of profits to be distributed by SMI Taiwan or rescind its approval of the share exchange. This would have an adverse effect on our corporate structure and consequently, materially and adversely affect our ability to conduct our business.

Risks Related To This Offering

There has been no prior public market for our ADSs prior to this offering, and there can be no assurance that an active public market will develop.

There has been no public market for our ADSs prior to this offering and we cannot predict the extent to which a trading market for our ADSs will develop or how liquid that market may become. From June 2003 to May 2005, prior to a capital re-organization under which all existing common shares of SMI Taiwan were acquired by Silicon Motion Technology Corporation in exchange for new ordinary shares in Silicon Motion Technology Corporation, the common shares of SMI Taiwan were quoted and traded on the Emerging Stock Board of the Taiwan GreTai Securities Market (formerly known as the Taiwan Over-the-Counter Securities Exchange). During that period, the common shares of SMI Taiwan were generally thinly traded and trading prices were volatile. The initial public offering price for our ADSs in this offering will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the offering. We cannot assure you that an active trading market will develop.

We expect our ADS price to be volatile.

The financial markets in the United States and other countries have experienced significant price and volume fluctuations and the market prices of the securities of technology companies in particular have been extremely volatile. Some of the factors that may cause wide fluctuations in the market price of our ADSs including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new products by us or our competitors;

•	changes in the economic performance or market valuations of other comparable technology companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	introduction of technologies or product enhancements that reduce the need for our products;

•	the loss of one or more key customers;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ordinary shares or ADSs; and

•	potential or actual litigation or regulatory investigations.

Any of these factors may materially and adversely affect the market price of our ADSs. We cannot assure you that the market price of our ADSs will not decline below the initial public offering price. You may not be able to resell your ADSs above the initial public offering price and you may suffer a loss on your investment.

Sales or perceived sales of substantial amounts of our ADSs could harm the market price of our ADSs.

If our shareholders sell, or are perceived to sell, substantial amounts of our ADSs in the public market following this offering, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate. The                      ordinary shares represented by the                      ADSs offered in this offering will be eligible for immediate resale in the public market without restrictions, and those held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions contained in Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, the deposit agreement and applicable lock-up agreements. If any significant existing shareholder sells, or is perceived to sell, a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected. See “Shares Eligible for Future Sale” and “Underwriting” for additional information regarding resale restrictions.

You will incur immediate and substantial dilution in the net tangible book value of the ADSs you purchase.

The public offering price per ADS is substantially higher than the net tangible book value per share issued prior to this offering. Purchasers of our ADSs offered in this offering will therefore incur an immediate and substantial dilution in the net tangible book value per ADS from the initial public offering price. See “Dilution.”

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary of our ADSs will not offer you those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not be able to exercise your right to vote your ordinary shares.

As a holder of ADSs, you may instruct the depositary of our ADSs to vote the ordinary shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares deposited with the depositary. However, you may not know about an upcoming shareholders’ meeting sufficiently in advance to withdraw the ordinary shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.

You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our subsidiaries face limitations on paying dividends to us.

We are a holding company and do not have any assets or conduct any business operations other than holding the equity interest in SMI Taiwan. As a result, we rely on dividends paid to us by SMI Taiwan. If SMI Taiwan incurs debts on its own behalf in the future, the instruments governing the debts may restrict its ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares. In addition, SMI Taiwan is also required by its articles of incorporation to set aside, among others, 10% of the amount of annual net income after deducting taxes and prior years’ deficits as reserve funds that are not distributable as dividends. See “Dividend Policy.”

You may have fewer rights, and may not, as a result, have the same level of protection for your interests as an ADS holder as you would if you were a shareholder of a United States company.

We are a Cayman Islands company and substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in courts in the United States or the Cayman Islands against our directors or officers.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and some states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws or to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

We will have broad discretion over the use of proceeds to us from this offering.

We will have broad discretion to use the net proceeds to us from this offering. Although we expect to use the net proceeds we will receive for research and development and general corporate purposes, including working capital and capital expenditures, we have not identified any specific uses. We may also use a portion of the net proceeds we will receive to fund possible investments in, or acquisitions of, complementary businesses, products or technologies or establishing joint ventures. Accordingly, you will be relying on the judgment of our board of directors and management regarding the application of these proceeds.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including in particular the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business,” contains forward-looking statements. These statements relate to future events or our future financial performance, our ability to continue to control our costs and maintain the quality of our products, the expected growth of and change in the semiconductor and multimedia consumer electronics industries worldwide, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terminology. A variety of factors, some of which are outside of our control, may cause our operating results to fluctuate significantly. They include:

•	unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis;

•	the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers;

•	general economic conditions or conditions in the semiconductor or multimedia consumer electronics market;

•	decreases in the overall average selling prices of our products;

•	changes in the relative sales mix of our products;

•	changes in our cost of finished goods;

•	the availability, pricing and timeliness of delivery of other components and raw materials used in our customers’ products;

•	our customers’ sales outlook, purchasing patterns and inventory adjustments based on consumer demands and general economic conditions;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner; and

•	the timing of new product announcements or introductions by us or by our competitors.

One or more of these factors could materially and adversely affect our operating results and financial condition in future periods. We cannot assure you that we will attain any estimates or maintain profitability or that the assumptions on which they are based are reliable.

Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. All forward-looking statements contained in this prospectus are qualified by reference to this cautionary statement.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$            , after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and assuming an initial public offering price of US$              per ADS, the midpoint of the estimated range of the initial public offering price. If the underwriters exercise their over-allotment option in full, we estimate that our proceeds will be approximately US$                    .

We intend to use the net proceeds we will receive from this offering primarily for additional working capital and other general corporate purposes, including in management’s estimation continued research and development expenditures in the amount of at least NT$100 million (US$3.2 million) in each of 2005, 2006, and 2007. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. While we have no specific plans for any remaining proceeds, we may also use a portion of the net proceeds to acquire businesses, products and technologies or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so and are not currently engaged in any negotiations for any acquisition or joint venture.

Pending the uses described above, we intend to invest the net proceeds we will receive from this offering in short-term, interest bearing, investment-grade securities. We cannot predict whether the proceeds will be invested to yield a favorable return.

We will not receive any proceeds from the sale of the ADSs by the selling shareholders.

DIVIDEND POLICY

Our ability to pay cash or stock dividends will depend upon the amount of distributions, if any, received by us from our subsidiaries, which must comply with the laws and regulations of their respective countries and articles of association in declaring and paying dividends to us. In 2004, SMI Taiwan issued 13,050,000 shares as stock dividends on its common shares at NT$31.70 (US$1.00) per common share. We do not intend to pay any dividends in 2005. Under the applicable requirements of the Taiwan Company Law and the articles of incorporation of our Taiwan subsidiary, our Taiwan subsidiary may only distribute dividends after allowances have been made for:

•	payment of taxes;

•	recovery of prior years’ deficits, if any;

•	legal reserve, being 10% of annual net income after having deducted the above items;

•	special reserve based on relevant laws or regulations, or retained earnings, being 10% of annual net income after having deducted the above items, if necessary;

•	cash or stock bonus to employees, being 0.01% of annual net income after having deducted the above items, based on a resolution of the board of directors. If stock bonuses are paid to employees, the bonus may also be appropriated to employees of subsidiaries under the board of directors’ approval.

Furthermore, if our Taiwan subsidiary does not record any net income for any year as determined in accordance with generally accepted accounting principles in Taiwan, it generally may not distribute dividends for that year.

Any future cash dividends on the outstanding shares would be declared by and subject to the discretion of our board of directors and must be approved at our annual general meeting of shareholders.

Holders of ADSs would be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of ordinary shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes.

EXCHANGE RATE INFORMATION

We conduct our business primarily in Taiwan and our revenues and expenses are primarily denominated in NT dollars. This prospectus contains translations of NT dollar amounts into U.S. dollar amounts at specific rates solely for the convenience of the reader. The translations of NT dollar amounts into U.S. dollar amounts in this prospectus are based on the noon buying rate in the City of New York for cable transfers of the NT dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from NT dollar amounts to U.S. dollar amounts and from U.S. dollar amounts to NT dollar amounts in this prospectus were made at a rate of NT$31.46 to US$1.00, the noon buying rate in effect as of March 31, 2005. The noon buying rate as of June 8, 2005 was NT$31.27 to US$1.00. We make no representation that any NT dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or NT dollar amounts, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning exchange rates between NT dollars and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Bank of New York.

	Noon Buying Rate
	NT$ per US$
	High	Low
October 2004	33.94	33.44
November 2004	33.52	32.16
December 2004	32.49	31.74
January 2005	32.22	31.65
February 2005	31.79	31.06
March 2005	31.73	30.65
April 2005	31.70	31.23
May 2005	31.47	30.98
June 2005 (through June 8)	31.30	31.15

The following table sets forth the average noon buying rates between NT dollars and U.S. dollars for each of the periods indicated, calculated by averaging the noon buying rates on the last day of each month of the periods shown.

Average Noon Buying Rate
NT$ Per US$
2000	31.37
2001	33.91
2002	34.53
2003	34.40
2004	33.27
2005 (through June 8)	31.42

CAPITALIZATION

The following table sets forth our capitalization as of                    , 2005 presented:

•	on an actual basis; and

•	as adjusted to give effect to the sale of ADSs in this offering at the public offering price of US$ per ADS, the midpoint of the estimated range of the initial public offering price.

As of , 2005
	Actual		As Adjusted(2)
	NT$	US$(1)	NT$	US$
(in thousands)
Long-term liabilities
Shareholders’ equity
Ordinary shares, par value US$0.01 per share; shares authorized, shares issued and outstanding
Additional paid-in capital
Accumulated other comprehensive income
Accumulated deficit
Total shareholders’ equity
Total capitalization

(1)	Translations of NT$ into U.S. dollars were made at a rate of NT$31.46 to US$1.00, the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2005.
(2)	Assumes that the underwriters do not exercise their option to purchase additional ADSs.

DILUTION

Our net tangible book value as of             , 2005 was NT$                    , or US$                    , per ordinary share, and US$                     per ADS. Net tangible book value per ordinary share represents the amount of total tangible assets, less the amount of total liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed initial public offering price per ordinary share.

Without taking into account any other changes in such net tangible book value after              2005, other than to give effect to our sale of the                      ADSs offered in this offering at the assumed initial public offering price of US$                     per ADS, the mid-point of the estimated public offering price range, the estimated net proceeds to us of US$                     million after deduction of underwriting discounts and commissions and the estimated offering expenses, our adjusted net tangible book value at             , 2005 would have been US$             per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and US$             per ADS. This represents an immediate increase in net tangible book value of US$             per ordinary share, or US$             per ADS, to existing shareholders and an immediate dilution in net tangible book value of US$             per ordinary share, or US$             per ADS, to new investors in this offering.

The following table illustrates the dilution on a per ordinary share basis, assuming that the estimated initial public offering price per ordinary share is US$                    , (calculated by the mid-point of the estimated public offering price range for our ADSs), and that all ADSs are exchanged for ordinary shares.

Estimated initial public offering price per ordinary share	US$
Net tangible book value per ordinary share, as adjusted for this offering	US$
Amount of dilution in net tangible book value per ordinary share to investors in this offering	US$
Amount of dilution in net tangible book value per ADS to investors in this offering	US$

The following table summarizes on a pro forma basis the differences as of              2005 between our shareholders at             , 2005 and the new investors with respect to the number of ordinary shares represented by the ADSs purchased from us in this offering, the total consideration paid and the average prices per ordinary share equivalent and per ADS paid.

	Ordinary Shares Purchased		Total Consideration		Average Price Per Ordinary Share	Average Price Per ADS
	Number	Percent	Amount	Percent
			US$		US$	US$
Shareholders as of 2005
New Investors
Total		100%		100%

The discussion and tables above are based on the number of ordinary shares outstanding as of             , 2005, excluding                      underlying options outstanding as of             , 2005. As of             , 2005, we had options outstanding to purchase a total of                      ordinary shares at a weighted average exercise price of US$             per ordinary share. If all these options had been exercised on             , 2005, after giving effect to this offering, our pro forma net tangible book value would have been approximately US$            , or US$             per ordinary share, and US$             per ADS and the dilution in net tangible book value to new investors would have been US$             per ordinary share, or US$             per ADS. In addition, the dilution will be US$             per ordinary share, or US$             per ADS, if the underwriters exercise their option to purchase additional ADSs in full.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following information with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The selected consolidated statements of operations and cash flow data for the years ended December 31, 2002, 2003 and 2004, and the selected consolidated balance sheet data as of December 31, 2003 and 2004 are derived from our consolidated financial statements included elsewhere in this prospectus and are qualified in their entirety by reference to, these consolidated financial statements and related notes. These consolidated financial statements are prepared in accordance with U.S. GAAP.

The selected consolidated financial data as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. In our opinion, all adjustments, including normal recurring adjustments, necessary for a fair presentation of results for the interim periods have been made.

You should read these financial data in conjunction with our consolidated financial statements and related notes, included elsewhere in this prospectus. Our historical results do not necessarily indicate results expected for any future periods.

We have omitted the selected consolidated financial data as of and for the years ended December 31, 2000 and 2001. None of our current senior financial managers and accountants was a member of our financial staff in 2000 and 2001, and as a result, our current senior financial managers and accountants are unfamiliar with the transactions and activities of the company in these periods. In addition, we implemented a new system of internal control, financial management and accounting record keeping in the second quarter of 2001 and this system does not contain the necessary information, data and records for 2000 and part of 2001. Therefore, we are unable to prepare selected consolidated financial data as of and for the years ended December 31, 2000 and 2001 without significant additional effort and expense.

	Year Ended December 31,				Three Months Ended March 31,
	2002	2003	2004	2004	2004	2005	2005
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in thousands, except for per share data)
					(unaudited)
Consolidated Statement of Operations Data:
Net sales	456,874	915,070	2,166,727	68,872	379,326	515,261	16,378
Cost of sales	366,236	424,668	1,274,410	40,509	212,443	290,729	9,241

Gross profit	90,638	490,402	892,317	28,363	166,883	224,532	7,137

Operating expenses:
Research and development	107,504	203,646	238,485	7,581	42,417	69,036	2,195
Sales and marketing	52,593	125,680	141,136	4,486	32,677	32,008	1,018
General and administrative	38,230	69,262	103,303	3,284	17,011	25,298	804
Amortization of intangible assets	8,048	24,145	17,758	564	4,440	1,125	35
Impairment of intangible assets	—	54,143	11,718	372	—	—	—
In-process research and development	310,813	—	—	—	—	—	—
Restructuring charge	10,170	—	—	—	—	—	—

Total operating expenses	527,358	476,876	512,400	16,287	96,545	127,467	4,052

Operating income (loss)	(436,720)	13,526	379,917	12,076	70,338	97,065	3,085

Nonoperating income (expenses):
Interest expense	(209)	(97)	(169)	(5)	(62)	(12)	—
Interest income	1,882	1,335	646	21	95	541	17
Foreign currency gain (loss)—net	(3,504)	1,483	13,719	436	(3,667)	(1,550)	(50)
Gain on sales of investments—net	8,851	8,063	10,135	322	409	2,945	94
Impairment of long-term investments	(795)	(9,832)	(4,053)	(129)	—	—	—
Others, net	4,252	1,560	909	29	310	(16)	—

Total nonoperating income	10,477	2,512	21,187	674	(2,915)	1,908	61

Income (loss) before income taxes	(426,243)	16,038	401,104	12,750	67,423	98,973	3,146
Income tax (benefit) expense	9,573	(94,405)	133,101	4,231	13,797	2,928	93

Net income (loss)	(435,816)	110,443	268,003	8,519	53,626	96,045	3,053

Weighted average shares outstanding:
Basic and diluted	66,752	96,901	103,878	103,878	103,050	105,412	105,412

Earnings (loss) per share:
Basic and diluted	(6.53)	1.14	2.58	0.08	0.52	0.91	0.03

Earnings (loss) per ADS:
Basic
Diluted

	As of December 31,			As of March 31,
	2003	2004	2004	2005	2005
	NT$	NT$	US$	NT$	US$
	(in thousands)
				(unaudited)
Consolidated Balance Sheet Data:
Current assets:
Cash and cash equivalents	763,545	727,165	23,114	159,567	5,072
Short-term investments	—	154,428	4,909	725,309	23,055
Accounts receivable, net	172,524	449,572	14,290	243,841	7,751
Inventories	155,853	509,149	16,184	357,587	11,366
Refundable deposits—current	40,695	107,527	3,418	95,000	3,020
Deferred income tax assets, net	69,899	35,330	1,123	38,775	1,233
Prepaid expenses and other current assets	20,663	68,337	2,172	86,191	2,739

Total current assets	1,223,179	2,051,508	65,210	1,706,270	54,236
Long-term investments	7,195	3,142	100	3,142	100
Property and equipment, net	52,610	65,657	2,087	70,225	2,232
Intangible assets, net	38,080	6,843	217	5,718	182
Other assets	41,281	39,887	1,268	63,156	2,008

Total assets	1,362,345	2,167,037	68,882	1,848,511	58,758

Current liabilities:
Accounts payable	140,839	545,818	17,350	106,919	3,399
Income tax payable	—	78,133	2,484	94,915	3,017
Accrued expenses and other current liabilities	105,573	88,139	2,801	96,398	3,064

Total current liabilities	246,412	712,090	22,635	298,232	9,480
Accrued pension cost	4,049	4,813	153	5,516	175
Other long-term liabilities	3,293	1,901	60	1,758	56

Total liabilities	253,754	718,804	22,848	305,506	9,711

Shareholders’ equity:
Common stock	900,000	1,054,120	33,507	1,054,120	33,507
Additional paid-in capital	719,160	1,053,601	33,490	1,053,601	33,490
Accumulated deficit	(513,887)	(659,569)	(20,965)	(563,524)	(17,912)
Accumulated other comprehensive income	3,318	81	2	(1,192)	(38)

Total shareholders’ equity	1,108,591	1,448,233	46,034	1,543,005	49,047

Total liabilities and shareholders’ equity	1,362,345	2,167,037	68,882	1,848,511	58,758

	Year Ended December 31,				Three Months Ended March 31,
	2002	2003	2004	2004	2004	2005	2005
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in thousands)
					(unaudited)
Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(53,973)	128,322	234,703	7,460	(3,009)	12,401	394

Net cash provided by (used in) investing activities	(31,492)	9,706	(263,101)	(8,363)	(682,603)	(578,812)	(18,398)

Net cash provided by (used in) financing activities	12,353	268,562	(3,081)	(98)	(1,248)	(637)	(20)

Depreciation and amortization	19,541	28,210	21,734	691	3,904	5,309	169
Capital expenditures	(3,018)	(13,996)	(36,409)	(1,157)	(14,418)	(9,979)	(317)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” beginning on page 8 in this prospectus.

Overview

We are a fabless semiconductor company that designs, develops and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. Our semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

We sell our semiconductor solutions to leading OEMs and ODMs worldwide. Our controllers serve as the critical enabling component of mobile storage products sold by companies such as Lexar Media, Samsung, Sony and STMicroelectronics. In addition, our multimedia SoCs are also important components of products that are sold by companies such as Casio, Foxconn, Hewlett-Packard, Hitachi, Intel, NEC, Panasonic, Sharp, Siemens and Sony.

We believe that we have built our business into a leading supplier of controllers for mobile storage products. In addition, we believe that we hold a significant advantage over our competitors due to our ability to provide high-performance semiconductor solutions that support the broadest portfolio of flash memory devices and comply with all major industry standards for flash-based storage products. For example, our SM264 SD controller enables SD cards to be compatible with nearly all types of host devices with SD slots and also supports over 20 types of NAND flash memory.

We have experienced rapid growth in our net sales. Our net sales grew from approximately NT$456.9 million in 2002 to approximately NT$915.1 million in 2003 to approximately NT$2,166.7 million (US$68.9 million) in 2004, representing a compound annual growth rate, or CAGR of approximately 117.8%. For the first quarter of 2005, our net sales were approximately NT$515.3 million (US$16.4 million), an increase of approximately 35.8% from NT$379.3 million for the first quarter of 2004. In addition, our quarterly net sales have experienced continued sequential growth for the past eight quarters, growing on average approximately 15.2% quarter-on-quarter. We believe that because of our ability to provide adaptable, universally compatible semiconductor solutions and architectures, we have been able to expand into additional portable digital media devices such as audio SoCs and image processors. We have derived significant additional sales from products such as low-power multimedia display processors used in embedded graphics applications. Our net sales from multimedia SoCs was NT$285.4 million (US$9.1 million) in 2004.

Our presence in Asia and our customer-driven engineering focus allow us to closely monitor our manufacturing sources for quality, as well as align our operations with the outsourcing trend of our customers. Our Asia-based operations provide us with access to a highly educated engineering work force and a competitive cost structure. For the year ended December 31, 2004, our cost of sales and our operating expenses represented approximately

58.8% and 23.7%, respectively, of our net sales. In addition, with the exception of the fourth quarter of 2004, our gross margins have remained above 40% for each quarter since the first quarter of 2003. Our net margin for the first quarter of 2005 was approximately 18.6%. We recorded net income of approximately NT$96.0 million (US$3.1 million) for the first quarter of 2005, an increase of approximately 79.1% from NT$53.6 million for the first quarter of 2004. Our net income increased by approximately 142.7% to approximately NT$268.0 million (US$8.5 million) in 2004 from approximately NT$110.4 million in 2003.

Prior to our acquisition of SMI USA in August 2002, we were primarily a manufacturer of complete systems products and whole memory devices, such as CF Cards, card readers, USB 1.1 flash drives, memory disk modules and PCMCIA adaptors. These products were gradually phased out beginning in 2002.

Principal Factors Affecting Our Results of Operations

Net sales. Our net sales consist primarily of sales of our semiconductors, after deducting sales discounts and allowances for returns. We have achieved significant sales growth since our inception, primarily due to significant increases in the number of semiconductors we have sold, offset partially by the lower average selling prices of each type of semiconductor. We compete primarily in the markets for controllers for flash-based storage products and SoCs. Our products primarily consist of controllers for mobile storage products and multimedia SoCs. Net sales generated by these product groups for the periods indicated were as follows:

	Year Ended December 31,						Three Months Ended March 31,
	2002		2003		2004		2004		2005
	NT$	%	NT$	%	NT$	%	NT$	%	NT$	%
	(in thousands, except percentage data)
Net Sales
Mobile storage products(1)	—	—	394,644	43	1,865,699	86	302,029	80	444,583	86
Multimedia SoCs(2)	165,533	36	418,633	46	285,441	13	75,509	19	66,356	13
Systems product and other products(3)	291,341	64	101,763	11	15,587	1	1,788	1	4,322	1

Total	456,874	100	915,070	100	2,166,727	100	379,326	100	515,261	100

(1)	Includes flash card controllers and USB 2.0 controllers.
(2)	Includes multimedia display processors and portable audio SoCs. We began shipping our portable audio SoCs in the first quarter of 2005.
(3)	Includes products that were discontinued in 2002.

We market and sell our products worldwide through a combination of direct sales personnel focusing on sales to ODMs and OEMs that tend to purchase in higher volumes, as well as through independent distributors focusing on customers that generally purchase in smaller volumes. We have direct sales personnel in Taiwan, China, Germany, Japan and the United States. Most of our controllers for mobile storage products are sold to large customers who tend to buy in higher volumes, and therefore we sell most of these products through our direct sales personnel (95% and 92% for the year ended December 31, 2004, and the three months ended March 31, 2005, respectively), with a smaller portion sold through independent distributors (5% and 8% for the year ended December 31, 2004, and the three months ended March 31, 2005, respectively). Most of our multimedia SoCs such as multimedia display processors are sold through independent distributors (87% and 88% for the year ended December 31, 2004, and the three months ended March 31, 2005, respectively), as our multimedia display processors are mainly sold to a broader group of customers who tend to buy in smaller volumes.

In determining whether to sell directly or through distributors, we consider, among other factors, our experience in those particular markets, creditworthiness of customers, our ability to identify customers, extent of volume demand in the market and our ability to provide technical support easily in the market.

A limited number of customers account for a substantial portion of our net sales. Sales to significant customers as a percentage of net sales were as follows for the periods indicated:

	Year Ended December 31,						Three Months Ended March 31,
	2002		2003		2004		2004		2005
	NT$	%	NT$	%	NT$	%	NT$	%	NT$	%
	(in thousands, except percentage data)
							(unaudited)
Customer
PDC	—	—	268,214	29	473,711	22	97,100	26	52,001	10
Lexar Media	—	—	—	—	304,499	14	51,411	14	69,205	13
Macrotron Systems	—	—	23,994	3	291,370	13	39,012	10	31,483	6
Edom Technology	31,990	7	91,467	10	7,527	*	8,625	2	—	—
Taiwan I/O Data Device, Inc.(1)	52,994	12	6,485	1	—	—	—	—	—	—

(1)	The sales to Taiwan I/O Data Device, Inc. in 2002 represented our systems products that were subsequently discontinued; as a result, we had significantly reduced sales to Taiwan I/O Data Device, Inc. in 2003 and 2004.
*	Less than 1%.

For the years ended December 31, 2002, 2003 and 2004, we derived approximately 54%, 60% and 59%, respectively, of our net sales from customers in Taiwan and approximately 7%, 11% and 31%, respectively, of our net sales from customers in the United States. For the three months ended March 31, 2004 and 2005, we derived approximately 60% and 64%, respectively, of our net sales from customers in Taiwan and 29% and 22%, respectively, of our net sales from customers in the Untied States. We anticipate that a majority of our net sales will continue to come from customers located outside of the United States. The percentages of our net sales by geographic area for the periods indicated were as follows:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Country
Taiwan	54%	60%	59%	60%	64%
United States	7	11	31	29	22
Japan	10	14	5	5	5
Germany	8	1	1	1	1
Others	21	14	4	5	8

Our net sales are denominated in U.S. dollars and NT dollars. The percentages of our net sales by currency for periods indicated are set forth in the following table:

	Year Ended December 31,			Three Months Ended March 31, 2005
	2002	2003	2004
				(unaudited)
Currency
U.S. dollars	66%	76%	57%	55%
NT dollars	34%	24%	43%	45%

The length of our sales cycle, from the day purchase orders are received until products are shipped to customers, is dependent on the availability of our product inventories. If we do not have sufficient inventories on hand to meet customer demands, it generally requires approximately three months from the day purchase orders are received until finished goods are manufactured and shipped to customers. This cycle can take up to six months during times when capacity at independent foundries are being fully utilized. The potential delays inherent in the manufacturing process increase the risk that we may not be able to fulfill a customer’s order on time. All of our sales are made by purchase orders. Because our practice, which is consistent with industry practice, allows customers to reschedule orders on relatively short notice, order backlog may not be a good indicator of our future sales.

Because many of our semiconductor solutions are designed for the multimedia consumer electronics market such as flash-based storage products, MP3 players, PC cameras, smart phones, embedded graphics applications and PC notebooks, we expect our business to be subject to seasonality, with increased net sales in the second half of each year, when customers place orders to meet increased demand for year-end holiday seasons, and decreased net sales in the first half of each year. However, our recent rapid sales growth makes it difficult for us to assess the impact of seasonal factors on our business.

Cost of sales. Our cost of sales consists primarily of the following costs:

•	cost of wafer fabrication;

•	assembly, testing and shipping costs of our semiconductors;

•	personnel and equipment costs associated with manufacturing support;

•	quality assurance and occupancy costs paid to third-party manufacturers; and

•	cost of raw materials, for example, DRAM used in our multimedia display processors.

We engage independent foundries for the manufacturing and processing of our semiconductors. Our manufacturing cost is subject to the cyclical supply and demand conditions typical of the semiconductor industry. Our cost per wafer generally fluctuates with the availability of capacity at independent foundries. We expect the cost of assembling and testing of our semiconductors will continue to decline over the next several years as the technologies required for the assembly and testing of our semiconductors become more widely available, which we anticipate will foster greater price competition among a broader array of quality vendors. We believe that our cost of sales is substantially variable in nature, and will likely fluctuate as market conditions in the semiconductor industry change.

Research and development expenses. Our research and development expenses consist primarily of employee salaries and contractor costs, fees paid for the use of intellectual properties and design tools developed by third parties, development cost of software, expenses for the design, development and testing of system architecture, new product or product alternatives, costs for the construction of prototypes, occupancy costs and depreciation on research and development related equipment. We expense research and development expenditures as they are incurred. We expect research and development expenses to increase in future periods in absolute terms as we continue to broaden and strengthen our product portfolio.

Sales and marketing expenses. Our sales and marketing expenses consist primarily of employee salaries and related costs, commissions paid to independent distributors and costs for our advertising and promotional activities. We expect that our sales and marketing expenses will increase in absolute terms over the next several years. However, we believe that as we continue to achieve scale and greater operating efficiencies, our sales and marketing expenses may over time decline as a percentage of our net sales.

General and administrative expenses. Our general and administrative expenses consist primarily of general employee salaries and related costs, insurance premiums, professional fees and allowance for doubtful accounts. We expect that general and administrative expenses will increase in absolute terms in future periods as we continue to expand our operations, and as a result of the increased costs necessary to comply with the legal and regulatory requirements applicable to publicly listed companies in the United States.

Non-operating income and expenses. Our non-operating income and expenses include our gains or losses on the sales of our investment, our interest from deposited cash or short-term investments, our gains or losses on foreign exchange rates, our impairment of any long-term investments, our interest paid for our liabilities, our costs of capital leases and other non-operating income and expenses not categorized above. We conduct an assessment on the value of our long-term investments annually, generally at the end of every fiscal year, and make corresponding adjustments as needed to the value of our long-term investments.

Provision for income taxes. We accrue income taxes at the applicable statutory rates in accordance with the jurisdictions where our subsidiaries are located and as adjusted for certain items including accumulated losses carried forward, non-deductible expenses, research and development tax credits, certain tax holidays, as well as changes in our deferred tax asset and liabilities allowance. Furthermore, Taiwan tax regulations require our Taiwan subsidiary to pay an additional 10% tax on unappropriated earnings. In addition, Taiwan law offers preferential tax treatments to industries that are encouraged by the Taiwan government. These preferential tax treatments include five-year tax exemptions for income attributable to expanded production capacity or newly developed technologies funded in whole or in part by proceeds from initial capital investments made by our shareholders, or subsequent capital increases, or capitalization of our retained earnings. Such tax exemptions may be available either to the shareholders of a company, or, if the shareholders so determine, to the company itself. SMI Taiwan has filed three applications for such tax exemptions as SMI Taiwan had used the proceeds of the share offerings it received in 2002, 2003 and 2004 to fund eligible research and development projects. As of March 31, 2005, SMI Taiwan has received (a) all approvals, including shareholders’ consent for tax exemptions in connection with research and development projects using funds raised in 2002, which exemptions have become effective as of January 1, 2005; (b) the preliminary approval and shareholders’ consent for tax exemptions in connection with research and development projects using funds raised in 2003, and (c) the preliminary approval for tax exemptions in connection with research and development projects using funds raised in 2004. We intend to let SMI Taiwan enjoy the tax exemptions in connection with research and development projects using funds raised in 2004. Once all the required governmental approvals and shareholders’ consents are received for particular research and development projects, SMI Taiwan will be entitled to tax exemptions for income derived from products using technologies from such projects for five years, starting from the fiscal year determined by SMI Taiwan in accordance with relevant regulations. With a combination of tax credits and exemptions, we expect our effective tax rate to be lower than the statutory tax rate, so long as we are able to continue to take advantage of the Taiwanese government’s favorable tax policies. See “Risk Factors – Risks Related to Our Business – Our business depends on the support of the Taiwanese government, and a decrease in this support may increase our tax liabilities and decrease our net income” for the risks related to our ability to enjoy favorable tax policies of the Taiwanese government.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of our financial statements requires us to make estimates and judgments that affect the reported amount of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an on-going basis, including those related to product returns and pricing allowances, allowances for doubtful accounts, inventories, long-lived assets, income taxes, litigation and contingencies. We base our estimates and judgments on our historical experience, knowledge of current conditions and our beliefs of what could occur in the future considering available information. Because our estimates may vary in each situation, our actual results may differ from our estimates under different assumptions and conditions.

Our management considers the following factors in reviewing our financial statements:

•	the selection of critical accounting policies; and

•	the judgments and other uncertainties affecting the application of those critical accounting policies.

The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing our financial statements. Our principal accounting policies are set forth in detail in Note 2 to our audited financial statements included elsewhere in this prospectus.

We believe the following critical accounting policies affect our more significant judgments used in the preparation of our financial statements.

Revenue recognition. Revenue from product sales are generally recognized upon shipment to the customer provided that we have received a signed purchase order, the price has been fixed or is determinable, transfer of title has occurred in accordance with the shipping terms specified in the arrangement with the customer, collectability from the customer is considered reasonably assured, product returns are reasonably estimatible and there are no remaining significant obligations or customer acceptance requirements.

We record reserves to cover the estimated returns from our customers. Certain of our distributors have limited rights of return and price protection rights on unsold inventory. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided the distributor places a corresponding restocking order of equal or greater value. The allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. However, because of the inherent nature of estimates, actual returns and allowances could be significantly different from our estimates. To the extent rates of return change, our estimates for the reserves necessary to cover such returns would also change which could have a negative impact on our recorded revenue and gross margin. For the years ended December 31, 2002, 2003 and 2004, our allowance for sales returns was approximately NT$11.7 million, NT$18.4 million and NT$16.8 million (US$0.5 million), respectively, representing approximately 2.6%, 2.0% and 1.0% of our net sales for those respective periods.

Occasionally, we have reduced our product pricing due to market conditions, competitive considerations and other factors. Price protection rights are granted to certain distributors under our distribution agreements. When we reduce the price of our products, it allows the distributor to claim a credit against its outstanding accounts receivable balances based on the new price of the inventory it has on hand as of the date of the price reduction. A reserve for price adjustments is recorded at the time of sale based on our historical experience. During 2004, we incurred actual price adjustments to distributors of approximately NT$0.8 million (US$27,000).

Allowance for doubtful accounts. We record an allowance for doubtful accounts based on our evaluation of the collectability of our accounts receivable. Normal payment terms are provided to customers and apply upon transfer of title. On an ongoing basis, we analyze the payment history of customer accounts, including recent customer purchases. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us, we record a specific allowance against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other accounts receivable due from customers, we categorize accounts receivables and make provisions based on a percentage of each category. We determine these percentages by examining our historical collection experience and current trends in the credit quality of our customers as well as our internal credit policies. If the financial condition of our customers, or economic conditions in general, were to deteriorate, additional allowances may be required in the future and such additional allowances would increase our operating expenses and therefore reduce our operating income and net income.

As of December 31, 2003 and 2004, our allowance for doubtful accounts was approximately NT$1.9 million and NT$4.8 million (US$0.2 million), respectively, both representing approximately 1.0% of our gross accounts receivables as of those respective dates.

Inventory valuation. We value inventories at the lower of cost or market value which represents the replacement cost for raw materials and net realizable value for finished goods and work in process. We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we projected, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. In estimating our reserves for obsolescence, we primarily evaluate estimates based on the timing of the introduction of our new products and the quantities remaining of our old products and provide reserves for inventory on hand in excess of the estimated demand.

Valuation of long-lived assets. We evaluate the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. If impairment occurs, a loss based on the excess of carrying value over the fair market value of the long-lived asset is recognized. Fair market value is determined by reference to quoted market prices, if available, or discounted cash flows, as appropriate. The impairment evaluations and the estimate of fair market value involve management estimates of assets’ useful lives and future cash flows. Actual useful lives and cash flows could be different from those estimated by our management. This could have a material effect on our operating results and financial condition. During 2003 and 2004, we recognized impairment losses of approximately NT$54.1 million and NT$11.7 million (US$0.4 million), respectively, on the intangible assets identified for the acquisition of SMI USA. Factors we consider that could trigger additional impairment review relate to operating losses, significant negative industry trends, underutilization of the assets, or significant changes in how we use the assets or our plans for their use.

Accounting for income taxes. In preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income within the relevant jurisdiction and to the extent we believe that recovery is not likely, we must establish a valuation allowance. We have provided for a valuation allowance to the extent we believe that it is more likely than not that the deferred tax assets will not be recovered from future taxable income. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an additional allowance for the deferred tax asset would be charged to income in the period such determination was made. At December 31, 2004, our net deferred tax asset was approximately NT$40.1 million (US$1.3 million).

Litigation and contingencies. From time to time, we have been subject to legal proceedings and claims with respect to such matters as patents and other actions arising out of the normal course of business, as well as other matters identified in “Our Business-Legal Proceedings.” Our success and future revenue growth will depend, in part, on our ability to protect our intellectual property. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods, to protect our proprietary technologies. We have been issued patents and may have additional patents in the future; however, we cannot provide assurance that any patent will be issued as a result of any applications or, if issued, that any claims allowed will be sufficiently broad to protect our technology. In addition, it is possible that existing or future patents may be challenged, invalidated or circumvented. It may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, develop corresponding technology independently or design around our patents. Effective copyright, trademark and trade secret protection may be unavailable or limited in foreign countries. These disputes may result in costly and time consuming litigation or the license of additional elements of our intellectual property for free.

It is possible that other companies might pursue litigation with respect to any claims such companies purport to have against us. The results of any litigation are inherently uncertain. In the event of an adverse result in any litigation with respect to intellectual property rights relevant to our products that could arise in the future, we could be required to obtain licenses to the infringed technology, pay substantial damages under applicable law, cease the use and sale of infringing products or to expend significant resources to develop non-infringing technology. Litigation frequently involves substantial expenditures and can require significant management attention, even if we ultimately prevail.

We are currently involved in various claims and legal proceedings and have incurred certain costs associated with defending litigation matters. Periodically, we review the status of each significant matter and assess the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time.

Given the uncertainties associated with litigation, if our assessments prove to be wrong, or if additional information becomes available such that we estimate that there is a possible loss or possible range of loss associated with these contingencies, then we would record the minimum estimated liability, which could have a material and adverse effect on our operations, financial condition and cash flows.

Results of Operations

The following table sets forth our statements of operations as a percentage of net sales for the periods indicated:

	Year Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
				(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	80.2	46.4	58.8	56.0	56.4

Gross profit	19.8	53.6	41.2	44.0	43.6

Operating expenses:
Research and development	23.5	22.3	11.0	11.2	13.4
Sales and marketing	11.5	13.7	6.5	8.6	6.2
General and administrative	8.4	7.6	4.8	4.5	4.9
Amortization of intangible assets	1.8	2.6	0.8	1.2	0.2
Impairment of intangible assets	—	5.9	0.6	—	—
In-process research and development	68.0	—	—	—	—
Restructuring charges	2.2	—	—	—	—

Total operating expenses	115.4	52.1	23.7	25.5	24.7

Operating income (loss)	(95.6)	1.5	17.5	18.5	18.9

Non-operating income (expenses):
Gain on sales of investments—net	1.9	0.9	0.5	0.1	0.5
Interest income	0.4	0.1	0.0	0.0	0.1
Interest expense	(0.0)	(0.0)	(0.0)	(0.0)	(0.0)
Foreign exchange gain (loss)—net	(0.8)	0.2	0.6	(1.0)	(0.3)
Impairment of long-term investments	(0.2)	(1.1)	(0.1)	—	—
Other income (expenses)	1.0	0.2	0.0	0.1	0.0

Total non-operating income (expenses)	2.3	0.3	1.0	(0.8)	0.3

Income (loss) before income taxes	(93.3)	1.8	18.5	17.7	19.2
Income tax (benefit) expense	2.1	(10.3)	6.1	3.6	0.6

Net income (loss)	(95.4%)	12.1%	12.4%	14.1%	18.6%

Quarterly Financial and Operating Data

The following table presents certain unaudited financial and operating data for the eight quarters ended March 31, 2005. You should read the following table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited quarterly financial information on the same basis as our audited consolidated financial statements. This information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Because our business is relatively new, our operating results for any quarter are not necessarily indicative of our future results.

	Three months ended
	June 30, 2003		Sept. 30, 2003	Dec. 31, 2003	March 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	March 31, 2005
	(in thousands NT$ or thousand units, except for percentage and per share data)
Financial Data
Net sales
Mobile storage products(1)	58,558		130,776	201,228	302,029	320,587	538,903	704,180	444,583
Multimedia SoCs(2)	108,351		98,960	97,795	75,509	73,488	79,845	56,599	66,356
Systems product and others(3)	23,944		12,861	27,665	1,788	8,308	3,240	2,251	4,322

Total net sales	190,853		242,597	326,688	379,326	402,383	621,988	763,030	515,261
Cost of sales	87,526		116,265	146,613	212,443	222,634	347,172	492,161	290,729

Gross profit	103,327		126,332	180,075	166,883	179,749	274,816	270,869	224,532

Operating expenses:
Research and development	53,410		46,152	47,242	42,417	71,761	53,112	71,195	69,036
Sales and marketing	28,891		34,179	35,715	32,677	38,579	30,651	39,229	32,008
General and administrative	15,414		18,645	20,158	17,011	45,856	20,851	19,585	25,298
Amortization of intangible assets	6,036		6,036	6,037	4,440	4,439	4,439	4,440	1,125
Impairment of intangible assets	—		—	54,143	—	—	—	11,718	—

Total operating expenses	103,751		105,012	163,295	96,545	160,635	109,053	146,167	127,467

Income (loss) from operations	(424)		21,320	16,780	70,338	19,114	165,763	124,702	97,065
Other income (expense), net	3,103		897	(4,714)	(2,915)	3,570	2,337	18,195	1,908

Income before income tax	2,679		22,217	12,066	67,423	22,684	168,100	142,897	98,973
Income tax expense (benefit)	484		(362)	(94,658)	13,797	19,655	50,802	48,847	2,928

Net income	2,195		22,579	106,724	53,626	3,029	117,298	94,050	96,045

Earnings per share
Basic and diluted (NT$)	0.02		0.24	1.10	0.52	0.03	1.13	0.91	0.91
Gross margin	54.1%		52.1%	55.1%	44.0%	44.7%	44.2%	35.5%	43.6%
Operating margin	(0.2%	)	8.8%	5.1%	18.5%	4.8%	26.7%	16.3%	18.9%
Operating Data
Unit shipment of mobile storage products(1)	812		2,251	3,140	4,824	4,913	9,983	14,549	10,912
Unit shipment of multimedia SoCs(2)	167		87	134	112	114	128	111	163
Unit shipment of systems products and other(3)	2,190		3,295	293	2	34	3	*	17

(1)	Includes flash card controllers and USB 2.0 controllers.
(2)	Includes multimedia display processors and portable audio SoCs. We began shipping our portable audio SoCs in the first quarter of 2005.
(3)	Includes products that were discontinued in 2002.
*	Indicates less than 1,000 units shipped.

For the eight quarters ended March 31, 2005, our net sales have grown, on average, approximately 15.2% quarter-on-quarter. The growth of our net sales has been consistent with the continued growth in the shipment of our mobile storage products, offset by a decline of our system products and other products beginning in the fourth quarter of 2003.

Our gross margins have remained consistently above 40% since the second quarter of 2003, with the exception of the fourth quarter of 2004. Our gross margins decreased in the fourth quarter of 2004 partly due to costs incurred in our migration from 0.35 micron manufacturing technology to 0.18 micron manufacturing technology. We incurred a one-time inventory write-off of approximately NT$49.3 million (US$1.6 million) due to production defects associated with the migration.

We have been profitable since the second quarter of 2003. Our net income since our profitability in the second quarter of 2003 has grown approximately at a 71.6% compounded quarterly growth rate. We had a lower net income in the second quarter of 2004 due in part to the seasonality of our business, payment of bonus shares and the increase in wafer costs in the first half of 2004.

Comparison of Three Months Ended March 31, 2005 to Three Months Ended March 31, 2004

Net sales. Our net sales for the three months ended March 31, 2005 were approximately NT$515.3 million (US$16.4 million) compared to approximately NT$379.3 million for the three months ended March 31, 2004, which represented an increase of approximately 35.8%. The increase in our net sales was primarily due to an increase in the sales volume of our mobile storage products and systems and other products, as well as due to our introduction of portable audio SoCs for MP3 applications in the first quarter of 2005, offset by a decrease in sales of other multimedia SoC products. Net sales from our mobile storage products and multimedia SoCs were approximately 86% and 12% of total net sales, respectively, for the three months ended March 31, 2005.

Our net sales increased during this period primarily as a result of continued demand for our controllers for mobile storage products. For the three months ended March 31, 2005, we shipped an aggregate of approximately 10.9 million units of semiconductors for mobile storage products which represented an increase of approximately 127.1% from an aggregate of approximately 4.8 million semiconductors for mobile storage products we shipped for the three months ended March 31, 2004. Our average selling price per unit for mobile storage products fell by 34.9% during this time period. For the three months ended March 31, 2005, we shipped approximately 163,000 units of semiconductors for multimedia SoCs (including 49,000 units of portable audio SoCs for MP3 applications), which represented an increase of approximately 44.6% from approximately 112,000 units of semiconductors for multimedia SoCs we shipped for the three months ended March 31, 2004. Our average selling price per unit for multimedia SoCs declined by 39.2% during the same period.

Our net sales from our three largest customers accounted for approximately 13%, 10%, and 6%, respectively, of our sales for the three months ended March 31, 2005.

Cost of sales. Our cost of sales grew to approximately NT$290.7 million (US$9.2 million) for the three months ended March 31, 2005 from approximately NT$212.4 million for the three months ended March 31, 2004. Our cost of sales was approximately 56.4% of our net sales for the three months ended March 31, 2005 compared to 56.0% of our net sales for the three months ended March 31, 2004. Our cost of sales grew in absolute dollar terms as a result of the increased number of semiconductors we sold.

Gross profit. Our gross profit as a percentage of sales, or gross margin, was approximately 43.6% for the three months ended March 31, 2005 compared with 44.0% for the three months ended March 31, 2004.

Research and development expenses. Our research and development expenses increased to approximately NT$69.0 million (US$2.2 million), or 13.4% of net sales, for the three months ended March 31, 2005 from approximately NT$42.4 million, or 11.2% of net sales, for the three months ended March 31, 2004. Our research and development expenses increased slightly, as a percentage of our net sales, as a result of the larger number of development projects that we undertook. We expect our research and development expenses to increase in absolute dollar terms in future periods as we continue to increase our staffing and associated costs to pursue additional product development opportunities.

Sales and marketing expenses. Our sales and marketing expenses decreased to approximately NT$32.0 million (US$1.0 million), or 6.2% of net sales, for the three months ended March 31, 2005 from approximately NT$32.7 million, or 8.6% of net sales, for the three months ended March 31, 2004. Our sales and marketing expenses decreased, as a percentage of sales, as a result of our improved economies of scale. In future periods, we expect our sales and marketing expenses to increase in absolute dollar terms as we continue to increase the size of our operations.

General and administrative expenses. Our general and administrative expenses increased to approximately NT$25.3 million (US$0.8 million), or 4.9% of net sales, for the three months ended March 31, 2005 from approximately NT$17.0 million, or 4.5% of net sales, for the three months ended March 31, 2004. Our general and administrative expenses increased by approximately 48.7% in absolute dollar terms as a result of increased costs due to the expansion of our operations and the increase in the number of employees performing general and administrative functions from 23 at the end of the first quarter of 2004 to 33 at the end of the first quarter of 2005. We expect our general and administrative expenses to increase in absolute dollar terms in future periods as we continue to increase the size of our operations and as we incur additional costs associated with being a publicly listed company.

Amortization of intangible assets. Our expense relating to amortization of intangible assets decreased to approximately NT$1.1 million (US$35,000) for the three months ended March 31, 2005 from approximately NT$4.4 million for the three months ended March 31, 2004. The decrease in our amortization expense for the three months ended March 31, 2005 was due to the impairment charge recognized in December 2004 associated with the intangible assets relating to our acquisition of SMI USA in August 2002.

Gain on sale of investments. We recorded a gain on investments of NT$2.9 million (US$94,000) for the three months ended March 31, 2005, compared to a gain of NT$0.4 million for the three months ended March 31, 2004. Our investment gain was derived from the liquidation of the investment-grade bond funds in which we invest some of our excess cash from time to time. The gain was higher for the three months ended March 31, 2005 as a result of more funds under investment.

Foreign exchange loss. We recorded a loss of NT$1.6 million (US$50,000) for the three months ended March 31, 2005, compared to a loss of NT$3.7 million for the three months ended March 31, 2004. Our change in foreign exchange loss is attributable to a NT$2.1 million loss we incurred in the first quarter of 2004 when we converted US$3 million from our cash position into NT dollars as the US dollar devalued against the NT dollar during the quarter.

Interest income. Our interest income increased to approximately NT$0.5 million (US$17,000) for the three months ended March 31, 2005 from approximately NT$0.1 million for the three months ended March 31, 2004. Our interest income increased as a result of the higher amount of our cash and cash-equivalents deposits, offset by a slight decrease in interest rates.

Income tax expense. Our income tax expense decreased to approximately NT$2.9 million (US$93,000) for the three months ended March 31, 2005 from an income tax expense of approximately NT$13.8 million for the three months ended March 31, 2004. Under Taiwan law, we will be entitled to a 5-year tax holiday following completion of the research and development project by us. We elected to begin our tax holiday beginning in 2005 since we expected to derive greater revenues from these products in 2005 than in 2004. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Principal Factors Affecting Our Results of Operations — Provision for income taxes” for a more detailed description of our ability to enjoy tax holiday.

Net income. As a result of the foregoing, our net income increased to approximately NT$96.0 million (US$3.1 million) for the three months ended March 31, 2005 from approximately NT$53.6 million for the three months ended March 31, 2004, representing an increase of approximately 79.1%. Our net margins for the three months ended March 31, 2005 were approximately 18.6%, compared to approximately 14.1% for the three months ended March 31, 2004.

Comparison of Year Ended December 31, 2004 to Year Ended December 31, 2003

Net sales. Our net sales for the year ended December 31, 2004 were approximately NT$2,166.7 million (US$68.9 million) compared to approximately NT$915.1 million for the year ended December 31, 2003, an increase of approximately 136.8%. The increase in our net sales was primarily due to an increase in sales volume from our key products, including semiconductors for mobile storage products. Net sales from our mobile storage products and multimedia SoCs were approximately 86% and 13%, respectively, of total net sales for the year ended December 31, 2004.

The increase in our sales volume was due to strong demand for our existing products as well as demand for our newly launched products, offset by a slight decrease in demand for our multimedia SoCs. In particular, our net sales increased during 2004 partially as a result of strong demand for several of our controllers for mobile storage products, including SM261, SM262, and SM320, for which we began mass production and shipment in the latter half of 2003. For the year ended December 31, 2004, we shipped approximately 34.3 million units of semiconductors for mobile storage products in total, an increase of approximately 446.9% from approximately 6.3 million semiconductors for mobile storage products we shipped for the year ended December 31, 2003. Total unit shipment of our multimedia SoCs decreased by approximately 13.4% from 537,000 units for the year ended December 31, 2003 to 465,000 units for the year ended December 31, 2004.

The increase in the sales volume of our products was also due in part to the growing demand for digital media devices with flash-based storage products, MP3 players and PC cameras, combined with what we believe to be our favorable competitive position within that market. We believe that our favorable competitive position in the market is primarily due to our ability to provide products that are universally compatible, highly efficient and require minimal power consumption at competitive cost. The decrease in our sales volume for multimedia display processors was mainly due to a change in the technology used by our notebook and industry PC customers as they moved from our SM7xx family of processors to integrated graphics solutions. With the introduction of SM501 in 2003, we transitioned our multimedia display processors from traditional x86 PC architecture to embedded architecture such as Xscale/MIPS.

In addition, we experienced a decrease in the net sales of our multimedia display processors as a result of lower average selling prices. As we competed against integrated graphics solutions, we introduced a lower cost version of the SM712 and reduced our average selling prices in order to stimulate demand for the product.

Net sales from our largest customer increased by approximately NT$205.5 million (US$6.5 million), or 76.6%, to approximately NT$473.7 million (US$15.1 million) during the year ended December 31, 2004 from approximately NT$268.2 million during the year ended December 31, 2003. In addition, two of our other customers significantly increased their purchase volume, as net sales from these two customers reached approximately NT$304.5 million (US$9.7 million) and approximately NT$291.4 million (US$9.3 million), respectively, during the year ended December 31, 2004 as compared to nil and NT$24.0 million, respectively, during the year ended December 31, 2003.

Cost of sales. Our cost of sales grew to approximately NT$1,274.4 million (US$40.5 million) for the year ended December 31, 2004 from approximately NT$424.7 million in 2003. Our cost of sales was approximately 58.8% of our net sales in 2004 compared to 46.4% of our net sales in 2003. Our cost of sales grew in absolute dollars as a result of the increased number of semiconductors we sold, as well as due to an increase in the manufacturing cost per unit.

The increase in our cost of sales was also attributed in part to a one-time inventory write-off of approximately NT$49.3 million (US$1.6 million) in the fourth quarter of 2004 due to production defects associated with the migration from 0.35 micron to 0.18 micron manufacturing technologies for one of our products, SM264. The defects stemmed from our use of manufacturing process technology offered free of charge and developed by other companies. We are currently in negotiations with these companies for possible compensation from our inventory write-off incurred as a result of our use of this manufacturing process technology.

Gross profit. Our gross margin was 41.2% for the year ended December 31, 2004 compared with 53.6% for the year ended December 31, 2003. The decrease in gross margin was primarily due to changes in our product mix and decreased blended average selling prices as a result of the declining pricing of older generation products, intensified competition, as well as increased wafer cost in the first half of 2004. However, we intend to offset this pricing erosion in the future by migrating our products to smaller silicon geometries that reduce unit costs.

Research and development expenses. Our research and development expenses increased to approximately NT$238.5 million (US$7.6 million), or 11.0% of net sales, for the year ended December 31, 2004 from approximately NT$203.6 million, or 22.3% of net sales, for the year ended December 31, 2003. Our research and development expenses increased by approximately 17.1% from 2003 to 2004. This increase was attributed to an increase from 44 to 69 employees in our research and development group, together with the NT$18.6 million expense related to bonus shares issued to our Taiwan employees as part of their compensation as required by law. In particular, we invested in the research and development of new products such as USB 2.0 card reader controller, portable audio SoCs for MP3 players and image controllers for PC cameras. We expect research and development expenses to increase in absolute terms in future periods as we continue to increase our staffing and associated costs to pursue additional product development opportunities.

Sales and marketing expenses. Our sales and marketing expenses increased to approximately NT$141.1 million (US$4.5 million), or 6.5% of net sales, for the year ended December 31, 2004 from approximately NT$125.7 million, or 13.7% of net sales, for the year ended December 31, 2003. Our sales and marketing expenses increased by approximately 12.3% from 2003 to 2004 as a result of increased costs of NT$6.6 million associated with the expansion of our operations and costs of NT$8.8 million related to bonus shares issued to our Taiwan employees as part of their compensation. During 2004, we established a sales office in Shanghai and increased the number of sales and marketing personnel from 28 to 32 throughout the company. We expect sales and marketing expenses to increase in absolute dollars in future periods as we continue to increase the size of our operations. However, we expect our sales and marketing expenses may decrease as a percentage of our net sales over time due to our economies of scale and increased efficiency in our operations.

General and administrative expenses. Our general and administrative expenses increased to approximately NT$103.3 million (US$3.3 million), or 4.8% of net sales, for the year ended December 31, 2004 from approximately NT$69.3 million, or 7.6% of net sales, for the year ended December 31, 2003. Our general and administrative expenses increased by approximately 49.1% as a result of increased costs due to the expansion of our operations and the increase in the number of employees from 22 in 2003 to 29 in 2004. Our general and administrative expenses included approximately NT$20.0 million (US$0.6 million) and approximately NT$9.2 million for 2004 and 2003, respectively, relating to bonus shares issued to our Taiwan employees as part of their compensation.

We also incurred a one-time expense of approximately NT$4.9 million in 2004 as a result of the preparation for the quotation and trading of SMI Taiwan’s shares on a stock exchange in Taiwan. We expect our general and administrative expenses to increase in absolute dollars in future periods as we continue to expand our operations.

Amortization of intangible assets. Our expense relating to amortization of intangible assets decreased to approximately NT$17.8 million (US$0.6 million) for the year ended December 31, 2004 from approximately NT$24.1 million for the year ended December 31, 2003. This expense was associated with the annual amortization of intangible assets relating to our acquisition of SMI USA in August 2002. Our amortization expense was lower in 2004 as a result of our recognition of impairment charges related to these acquired intangible assets in 2003.

Impairment of intangible assets. The charge for impairment of intangible assets amounted to NT$11.7 million (US$0.4 million) for the year ended December 31, 2004, compared to NT$54.1 million for the year ended December 31, 2003. During the fourth quarter of 2004, we determined that impairment of the intangible assets occurred as a result of a significant decline in expected net sales from the introduction of new consumer products such as broadband Internet video phones, car navigation systems, and Tablet PCs. As the development and market for these products did not materialize, the forecasted revenues and cash flows were significantly reduced.

The impairment of intangible assets that occurred during 2003 was due to the loss of two significant customers during the fourth quarter. SMI USA had estimated that these two customers accounted for approximately 55% of forecasted sales. Based on our estimated discounted cash flows, as adjusted for the loss of the revenues associated with these two customers, we determined that the intangible assets were impaired. We also reassessed the remaining useful life of the intangibles to be shorter given the maturity of the technology in the product life cycle.

Interest expense. Our interest expense increased to approximately NT$169,000 (US$5,000) for the year ended December 31, 2004 from approximately NT$97,000 for the year ended December 31, 2003. Our interest expense for 2004 increased as a result of accrued interest on sales tax and property tax payments of our U.S. subsidiary.

Foreign exchange gain. Our income due to change in exchange rates increased from NT$1.5 million in 2003 to NT$13.7 million (US$0.4 million) in 2004. This increase is attributable to the strengthening of the exchange rate of the NT dollar as compared to the U.S. dollar during the periods.

Interest income. Our interest income decreased to approximately NT$0.6 million (US$21,000) for the year ended December 31, 2004 from approximately NT$1.3 million for the year ended December 31, 2003. Our interest income decreased as a result of lower interest rates earned on our cash balances and short-term investments.

Income tax expense. Our income tax expense increased to approximately NT$133.1 million (US$4.2 million) for the year ended December 31, 2004 from an income tax benefit of approximately NT$94.4 million for the year ended December 31, 2003. Our income tax expense increased as a result of the significant increase of our income before income taxes in 2004. Our income tax credits earned in prior years have been mostly utilized in 2003.

Net income. As a result of the foregoing, our net income increased to approximately NT$268.0 million (US$8.5 million) for the year ended December 31, 2004 from approximately NT$110.4 million for the year ended December 31, 2003.

Comparison of Year Ended December 31, 2003 to Year Ended December 31, 2002

Net sales. Our net sales for the year ended December 31, 2003 were approximately NT$915.1 million compared to approximately NT$456.9 million for the year ended December 31, 2002, representing an increase of 100.3%. The increase in our net sales was due to increased sales of our semiconductors during 2003 resulting from our change of business strategy in 2002 from a storage systems provider and manufacturer to a mobile storage media company delivering solutions for the multimedia consumer electronics market. In connection with this business strategy, we completed our acquisition of SMI USA in August 2002. Net sales from our mobile storage products and multimedia SoCs accounted for approximately 43% and 46% of our net sales, respectively, for the year ended December 31, 2003.

The increase in sales of our semiconductors was due to a growing market demand, combined with the commercial launch of our new semiconductor solutions. In particular, we began mass production of our first MMC Card controller in March 2003 and our first SD Card controller in July 2003. For the year ended December 31, 2003, we shipped approximately 6.3 million units of controllers for mobile storage products in total. Total unit shipments of our multimedia display processors increased by approximately 159% from approximately 207,000 units for the year ended December 31, 2002 to approximately 537,000 units for the year ended December 31, 2003.

The increase in the number of our semiconductors sold was due in part to the growth in demand for digital media devices such as MP3 players, combined with what we believe to be our favorable competitive positioning within that market. At the time, controllers developed by large players such as Toshiba, Sony and SanDisk were used solely for their own products and were not available to manufacturers or card assemblers that assemble products by purchasing controllers and other components from third parties.

Net sales from one of our new customers reached approximately NT$268.2 million during the year ended December 31, 2003, representing 29.3% of our net sales during the year ended December 31, 2003.

Cost of sales. Our cost of sales grew to approximately NT$424.7 million in 2003 from approximately NT$366.2 million in 2002. Our cost of sales was approximately 46.4% of our net sales in 2003 compared to 80.2% of our net sales in 2002. Our cost of sales grew in absolute dollars as a result of the increased number of semiconductors sold for the year. Our cost of sales decreased as a percentage of our net sales due to increased sales volume on the higher margin new products that we introduced to the market during the transition of our business.

Gross profit. Our gross margin was 53.6% for the year ended December 31, 2003 compared with 19.8% for the year ended December 31, 2002. The increase in gross margin was primarily due to increased sales volume on higher margin new products we introduced to the market during the transition of our business.

Research and development expenses. Our research and development expenses increased to approximately NT$203.6 million, or 22.3% of net sales, for the year ended December 31, 2003 from approximately NT$107.5 million, or 23.5% of net sales, for the year ended December 31, 2002. Our research and development expenses increased by 89.4% from 2002 to 2003 as a result of our acquisition of SMI USA in August 2002, as research and development expenses incurred at SMI USA in 2003 represented an entire year for 2003, while research and development expenses incurred at SMI USA represented only September to December for 2002. In addition, our research and development expense increased in part as a result of the costs related to the increase in research and development personnel by 10 to facilitate our continued development of new products such as flash card controllers that support various industrial standard interfaces such as CF, MMC and SD, USB 2.0 controllers, and multimedia display processors.

Sales and marketing expenses. Our sales and marketing expenses increased to approximately NT$125.7 million, or 13.7% of net sales, for the year ended December 31, 2003 from approximately NT$52.6 million, or 11.5% of net sales, for the year ended December 31, 2002. Our sales and marketing expenses increased 139.0% as a result of our acquisition of SMI USA in August 2002, as sales and marketing expenses incurred at SMI USA in 2003 represented an entire year for 2003, while sales and marketing expenses incurred at SMI USA represented only September to December for 2002. In addition, our sales and marketing expenses increased as a result of increased costs of NT$30.7 million related to the promotion and marketing costs incurred to support the launch of our new products and the expansion of our business. Our sales and marketing costs also increased due to the costs related to the increase in sales and marketing personnel.

General and administrative expenses. Our general and administrative expenses increased to approximately NT$69.3 million, or 7.6% of net sales, for the year ended December 31, 2003 from approximately NT$38.2 million, or 8.4% of net sales, for the year ended December 31, 2002. Our general and administrative expenses increased 81.4% as a result of our acquisition of SMI USA in August 2002 as general and administrative expenses incurred at SMI USA in 2003 represented an entire year for 2003, while general and administrative expenses incurred at SMI USA represented only September to December for 2002. In addition, our general and administrative expenses also increased as a result of the expansion of our business and the costs related to the increases to our general and administrative staff.

In-process research and development. We incurred an expense related to in-process research and development, or IPR&D, of approximately NT$310.8 million in 2002 as a result of our merger with SMI USA. At the time of the merger, we determined that the projects in development from SMI USA: a) had not reached technological feasibility, b) had no alternative future uses and c) were uncertain to be successfully developed. SMI USA had two primary projects in development at the time of the merger, namely, the development of a multimedia display processor and a DSP for MP3 and WMA with a digital audio and encode/decode function. We used an income approach based on projected discounted cash flows using a discount rate of 25% in order to determine the fair values of these projects. We determined the discount rate using a weighted-average cost of capital analysis, as adjusted to reflect additional risks, such as the probability of achieving technological success and market acceptance. We analyzed each of the projects and considered factors such as: a) its stage of completion, b) its technological innovation, c) any existence and utilization of core technology and d) any resources needed to complete its remaining development efforts. We also determined that the material risks associated with the incomplete projects included our inability to timely complete the projects within allocated resources and our inability to market and sell the products from these projects.

The multimedia display processor represented approximately 60% of the estimated fair value of our IPR&D charge. The technology associated included a 2-dimensional graphics and video processor. We estimated that the multimedia display processor was approximately 35% completed at the time of our merger with SMI USA. Because of the complexity of developing a multimedia display processor with multiple functions and software support, we estimated that SMI USA had expended a significant portion of its research and development resources on the project. SMI USA anticipated that it would have integrated all multimedia functions and multiple operating systems into the multimedia display processor such that it was able to operate across many hardware platforms. Due to the complexity of the project, we determined that we needed to expend significant resources to integrate additional functions into the multimedia display processor, as well as to develop supported software and firmware. We were subsequently able to complete the project and began selling the multimedia display processors in the first quarter of 2004.

We estimated that the DSP project was approximately 65% complete at the date of the merger. We determined that the architecture and hardware of the DSP had been developed but that it was not saleable as a standalone product. We planned to incorporate flash memory technology and input/output functionality in order to develop a more complete consumer product. In addition, we determined that we would need to develop software and firmware support for the DSP project so that the product may play back digital audio recordings and record voice with noise cancellation function. We were subsequently able to complete the project and began selling the DSP product in the fourth quarter of 2004.

Restructuring charge. We incurred a restructuring charge of approximately NT$10.2 million in 2002 as a result of our change in business from a flash memory system provider and manufacturer to a fabless semiconductor company that designs, develops and markets universally compatible, high-performance and low-power semiconductor solutions for the multimedia consumer electronics market. Our restructuring charge consisted of a write-down and loss of certain manufacturing equipment and facilities, as well as certain severance payments and benefits from a reduction in work force from our previous manufacturing function.

Amortization of intangible assets. Our expenses relating to amortization of intangible assets increased to approximately NT$24.1 million for the year ended December 31, 2003 from approximately NT$8.0 million for the year ended December 31, 2002. This expense was associated with the annual amortization of intangible assets relating to our acquisition of SMI USA in August 2002 and was higher in 2003 as a result of a full year of amortization expense being recognized for 2003 while amortization expense was recognized only for four months, September to December, in 2002.

Impairment of intangible assets. The charge for impairment of intangible assets was approximately NT$54.1 million for the year ended December 31, 2003 as a result of our acquisition of SMI USA in August 2002. The impairment of intangible assets that occurred during 2003 was due to the loss of two significant customers during the fourth quarter. SMI

USA had estimated that these two customers accounted for approximately 55% of forecasted sales. Based on our estimated discounted cash flows, as adjusted for the loss of the revenues associated with these two customers, we determined that the intangible assets were impaired. We also reassessed the remaining useful life of the intangibles to be shorter given the maturity of the technology in the product life cycle.

Interest expense. Our interest expense decreased to approximately NT$97,000 for the year ended December 31, 2003 from approximately NT$209,000 for the year ended December 31, 2002. Our interest expense decreased as a result of lower capital leasing expense in 2003.

Interest income. Our interest income decreased to approximately NT$1.3 million for the year ended December 31, 2003 from approximately NT$1.9 million for the year ended December 31, 2002. Our interest income decreased as a result of lower interest rates earned on our cash balances and short-term investments.

Income tax expense. We recognized an income tax benefit of approximately NT$94.4 million for the year ended December 31, 2003 as compared to an expense of NT$9.6 million for the year ended December 31, 2002. Our income tax benefit increased as a result of our expected utilization of net operating loss carryforwards and accumulated tax credits through a reduction in our valuation allowance by our Taiwan subsidiary.

Net income. As a result of the foregoing, our net income increased to approximately NT$110.4 million for the year ended December 31, 2003, compared to a net loss of approximately NT$435.8 million for the year ended December 31, 2002.

Liquidity and Capital Resources

As of March 31, 2005, we had approximately NT$159.6 million (US$5.1 million) in cash and cash equivalents, approximately NT$725.3 million (US$23.1 million) in short-term investments and approximately NT$95.0 million (US$3.0 million) in refundable deposits for reserving foundry capacity with our manufacturing partners. We maintain our cash balances in deposits with local commercial banks in Taiwan. Our short-term investments consist primarily of bond funds that are denominated in NT dollars and invested primarily in time deposits and Taiwan government and corporate bonds. As of March 31, 2005, we had an unutilized credit facility of NT$70 million (US$2.2 million) which remains uncommitted, can be used for many purposes and is subject to annual renewal. We believe our existing cash balances and short-term investments, together with cash we expect to be generated from operating activities and from our net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including the level of our net sales, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products, the costs to ensure access to adequate manufacturing capacity and the continuing market acceptance of our products. We could be required, or could elect, to seek additional funding through public or private equity or debt financing, and additional funds may not be available on terms acceptable to us or at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,				Three Months Ended March 31,
	2002	2003	2004	2004	2004	2005	2005
	NT$	NT$	NT$	US$	NT$	NT$	US$
	(in thousands, except for per share data)
					(unaudited)
Consolidated Cash Flow Data:
Net cash provided by (used in) operating activities	(53,973)	128,322	234,703	7,460	(3,009)	12,401	393

Net cash provided by (used in) investing activities	(31,492)	9,706	(263,101)	(8,363)	(682,603)	(578,812)	(18,398)

Net cash provided by (used in) financing activities	12,353	268,562	(3,081)	(98)	(1,248)	(637)	(20)

Depreciation and amortization	19,541	28,210	21,734	691	3,904	5,309	169
Capital expenditures	(3,018)	(13,996)	(36,409)	(1,157)	(14,418)	(9,979)	(317)

Operating activities. Our net cash provided by operating activities was approximately NT$12.4 million (US$0.4 million) for the three months ended March 31, 2005, an increase of NT$15.4 million over net cash used in operating activities of approximately NT$3.0 million for the three months ended March 31, 2004. Our net cash provided by operating activities increased in the three month period ended March 31, 2005 primarily as a result of our profitability improvement during the period as compared to our net income in the same period of 2004. We grew our net income during this period through increased sales without increasing, as a percentage of sales, our cost of sales and operating expenses.

Our net cash provided by operating activities was approximately NT$234.7 million (US$7.5 million) for the year ended December 31, 2004, an increase of approximately NT$106.4 million over net cash provided by operating activities of approximately NT$128.3 million for the year ended December 31, 2003. Our net cash provided by operating activities increased in 2004 primarily as a result of our higher income from operations, our increased accounts payable resulting from increased purchases of inventory, and increased income tax payable as our operations turned profitable, which was partially offset by increases in our accounts receivable.

Our net cash provided by operating activities was approximately NT$128.3 million for the year ended December 31, 2003, an increase of approximately NT$182.3 million over net cash used by operating activities of approximately NT$54.0 million for the year ended December 31, 2002. Our net cash provided by operating activities increased in 2003 primarily as a result of our profitability improvement in 2003 compared to our net loss in 2002 and our increased accounts payable and accrued expenses and other current liabilities due to increased accruals of research and development, salary and bonus expenses, partially offset by increases in our accounts receivable and inventories.

Investing activities. Net cash used in investment activities was approximately NT$578.8 million (US$18.4 million) for the three months ended March 31, 2005, compared to net cash used in investing activities of NT$682.6 million for the three months ended March 31, 2004. The decrease in cash used in investment activities was a result of a decrease in refundable deposits.

We generally maintain our excess cash in bond funds which are liquid. Our net cash used in investment activities includes the purchase of bond funds and was approximately NT$263.1 million (US$8.4 million) for the year ended December 31, 2004, compared to net cash provided by investing activities of approximately NT$9.7 million for the year ended December 31, 2003. Our net cash used in investing activities in 2004 was a result of our purchases of short-term investments in excess of sales and maturities of our short-term investments, increased refundable deposits as collateral for foundry capacities, increased purchases of equipment to support our increased scale of operations, as well as leasehold improvements in our offices in Taiwan and the United States.

Net cash provided by investing activities was approximately NT$9.7 million in 2003, compared to net cash used in investing activities of approximately NT$31.5 million in 2002. Our net cash provided by investing activities was a result of decreases to refundable deposits and the excess of our proceeds from the sales of investments over the purchases of investments which was partially offset by our purchases of development tools and equipment.

Financing activities. Net cash used in financing activities was approximately NT$0.6 million (US$20,000) for the three months ended March 31, 2005, compared to NT$1.3 million for the three months ended March 31, 2004. The decrease in cash used in financing activities was the result of a decrease in the amount of security deposit for our sublease.

Our net cash used in financing activities was approximately NT$3.1 million (US$98,000) for the year ended December 31, 2004, compared to net cash provided by financing activities of approximately NT$268.6 million for the year ended December 31, 2003. Our net cash used in 2004 primarily related to repayment of a subsidy loan. We signed an agreement with Industrial Development Bureau, or IDB, of the Taiwan government in December 2001, whereby we received a subsidy loan of NT$5.1 million from IDB in 2002 for the research and development of a semiconductor data storage system and controller plan. Under the terms of the agreement, the loan is non-interest bearing and is repayable in eight consecutive quarterly payments beginning April 2003 with the last payment in January 2005. As of December 31, 2004, the balance of the loan was approximately NT$0.6 million (US$20,000) which was paid in January 2005. In addition, we are required to pay IDB 2% of sales as royalty payments from any products resulting from the research and development project for a period of three years following the initial sale. Total royalties paid cannot exceed 30% of the total amount of the subsidy loan. We have completed the development project under this agreement, however, we have not sold any products using the technology and, therefore, have not paid or accrued any royalty payments related to the project.

Net cash provided by financing activities was approximately NT$268.6 million for the year ended December 31, 2003, compared to net cash provided by financing activities of approximately NT$12.4 million for the year ended December 31, 2002. Our net cash provided by financing activities increased as a result of our issuance of common stock in July 2003, partially offset by repayment of a subsidy loan. Proceeds of NT$270 million was received from the issuance of 10 million shares of our common stock at NT$27 per share. Such proceeds were used for working capital and funding research and development of new products. In August 2002, in connection with the issuance of shares to the shareholders of SMI USA, we were required to offer shares to our existing shareholders who purchased 535,075 shares of our common stock for cash at NT$15.8 per share. The proceeds from the share offer were used for working capital.

The fair value of our long-term investments at December 31, 2004 was approximately NT$3.1 million (US$0.1 million). These long-term investments represent our investments in

Cashido Corp. in July 2002 and ARCHIC Technology, Inc., or ARCHIC, in December 2000, both located in Taiwan. As of December 31, 2004 and 2003, due to the decline in the value of our investments in Cashido Corp. and ARCHIC, we recognized a loss on impairment of investments of approximately NT$4.1 million (US$0.13 million) and approximately NT$9.8 million, respectively.

Our investment policy is to manage our investment portfolio to preserve principal and liquidity, while maximizing the return on the investment portfolio through the full investment of available funds. Our investment portfolio is primarily invested in short-term securities to maximize the rate of return and minimize the credit risk, as well as to provide for an immediate source of funds. Although changes in interest rates may affect the fair value of the investment portfolio and cause unrealized gains or losses, such gains or losses would not affect our cash flows unless the investments are sold.

Contractual Obligations

The following table sets forth our commitments to settle contractual obligations in cash as of December 31, 2004:

	Amount of Commitment Maturing by Year
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	NT$	NT$	NT$	NT$	NT$
	(in thousands)
Operating leases	32,721	16,986	15,735	—	—
Capital leases	978	246	732	—	—
Current portion of long-term debt	637	637	—	—	—

Total commitments	34,336	17,870	16,467	—	—

Off-balance Sheet Arrangements

We currently do not have any outstanding derivative financial instruments, off-balance sheet guarantees or arrangements, interest rate swap transactions, or foreign currency forward contracts. We do not engage in any trading activities involving non-exchange traded contracts.

Inflation and Monetary Risk

The principal markets for our products have been in Taiwan and the United States and we do not believe that inflation in Taiwan or the United States has had a material impact on our results of operations. The rate of inflation in Taiwan was approximately 0.8%, -0.1% and 1.6% for 2002, 2003 and 2004, respectively.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate risk. Our exposure to interest risk for changes in interest rates is limited to the interest income generated by our cash deposited with banks and short-term investments maintained in bond funds. We do not believe that a 1% change in interest rates would have a significant impact on our operations.

Foreign currency risk. Substantial portions of our net sales and expenses are denominated in currencies other than the NT dollar. As of March 31, 2005, more than 99% of our accounts payable and payables were denominated in currencies other than the NT dollar, primarily in U.S. dollars. More than 48% of our accounts receivable were denominated in currencies other than the NT dollar, mainly in U.S. dollars. In 2004, all of our sales were quoted in U.S. dollars and approximately 43% of our sales quotes were invoiced in NT dollars using the closing exchange rate on the day of the sales invoice. In 2004, approximately 83% of our cost of sales and operating expenses were denominated in U.S. dollars. Hypothetically, if the U.S. dollar value had increased or decreased by 10% against the NT dollar in 2004, our operating income would have increased or decreased, as the case may be, by approximately 18%, assuming all other factors remain constant. We anticipate that we will continue to quote substantially all of our sales in U.S. dollars. We do not believe that we have a material currency risk with regard to the Japanese Yen, Euros or Renminbi. We believe any potential adverse foreign exchange impacts on our operating assets may be offset by a potential favorable foreign exchange impact on our operating liabilities. We do not utilize foreign exchange derivatives contracts to protect against the volatility changes in foreign exchange rates. See “Risk Factors—Our principal subsidiary, Silicon Motion, Inc. is based and operated in Taiwan and we derive a substantive majority of our revenues from direct or indirect sales to non-U.S. customers and have significant foreign operations, which may expose us to foreign exchange risks.”

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R “Share-Based Payment.” SFAS No. 123R requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period beginning after June 15, 2005. SFAS No. 123R will apply to all awards granted after January 1, 2006, and any prior period’s awards that are modified, repurchased, or cancelled after January 1, 2006. We will adopt the provisions of this standard on January 1, 2006. The impact on our net income will include the remaining amortization of the fair value of existing options currently disclosed as in Note 17 to our consolidated financial statements included elsewhere in this prospectus and is contingent upon the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binominal lattice model for valuing options.

OUR BUSINESS

Overview

We are a fabless semiconductor company that designs, develops and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. Our semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

We sell our semiconductor solutions to leading OEMs and ODMs worldwide. Our controllers serve as the critical enabling component of mobile storage products sold by companies such as Lexar Media, Samsung, Sony and STMicroelectronics. In addition, our multimedia SoCs are also important components of products that are sold by companies such as Casio, Foxconn, Hewlett-Packard, Hitachi, Intel, NEC, Panasonic, Sharp, Siemens and Sony.

We believe we have built our business into a leading supplier of controllers for mobile storage products. In addition, we believe that we hold a significant advantage over our competitors due to our ability to provide high-performance semiconductor solutions that support the broadest portfolio of flash memory devices and comply with all major industry standards for flash-based storage products. For example, our SM264 SD controller enables SD cards to be compatible with nearly all types of host devices with SD slots and also supports over 20 types of NAND flash memory.

We have experienced rapid growth in our net sales. Our net sales grew from approximately NT$456.9 million in 2002 to approximately NT$915.1 million in 2003 to approximately NT$2,166.7 million (US$68.9 million) in 2004, representing a compound annual growth rate, or CAGR of approximately 117.8%. For the first quarter of 2005, our net sales were approximately NT$515.3 million (US$16.4 million), an increase of approximately 35.8% from NT$379.3 million for the first quarter of 2004. In addition, our quarterly net sales have experienced continued sequential growth for the past eight quarters, growing on average approximately 15.2% quarter-on-quarter. We believe that because of our ability to provide adaptable, universally compatible semiconductor solutions and architectures, we have been able to expand into additional portable digital media devices such as audio SoCs and image processors. We have derived significant additional sales from products such as low-power multimedia display processors used in embedded graphics applications. Our net sales from multimedia SoCs was NT$285.4 million (US$9.1 million) in 2004.

Our presence in Asia and our customer-driven engineering focus allow us to closely monitor our manufacturing sources for quality, as well as align our operations with the outsourcing trend of our customers. Our Asia-based operations provide us with access to a highly educated engineering work force and a competitive cost structure. For the first quarter of 2005, our cost of sales and our operating expenses represented approximately 56.4% and 24.7%, respectively, of our net sales. For the year ended December 31, 2004, our cost of sales and our operating expenses represented approximately 58.8% and 23.7%, respectively, of our net sales. In addition, with the exception of the fourth quarter of 2004, our gross margins have remained above 40% for each quarter since the first quarter of 2003. Our net margin for the first quarter of 2005 was approximately 18.6%. We recorded net income of approximately NT$96.0 million (US$3.1 million) for the first quarter of 2005, an increase of approximately 79.1% from approximately NT$53.6 million for the first quarter of 2004. Our net income increased by approximately 142.7% to approximately NT$268.0 million (US$8.5 million) in 2004 from approximately NT$110.4 million in 2003.

Prior to our acquisition of SMI USA in August 2002, we were primarily a manufacturer of complete systems products and whole memory devices, such as CF Cards, card readers, USB 1.1 flash drives, memory disk modules and PCMCIA adaptors. These products were gradually phased out beginning in 2002.

Industry Overview

According to Gartner, the consumer electronics equipment market is expected to grow from approximately US$224 billion in 2003 to approximately US$340 billion in 2008, representing a CAGR of approximately 8.7%. Semiconductors perform a variety of critical functions within consumer electronics devices such as data processing, information storage and signal conversion and processing. According to Gartner, the use of semiconductors in consumer electronics equipment during 2003 to 2008 is expected to rise from approximately US$29 billion to approximately US$50 billion in 2008, representing a CAGR of approximately 11.4%, which is significantly higher than the overall growth rate of the consumer electronics market. The demand for higher performance consumer electronics, in particular, is expected to drive the need for a variety of semiconductors used in digital media devices, including flash controllers, graphics processors and other SoCs.

The expansion of digital media devices in recent years beyond traditional desktop computer systems has included the introduction of a variety of handheld devices such as mobile handsets, PDAs, portable digital music players, DSCs and DVCs. According to IDC, worldwide shipments for compressed audio players are expected to grow from approximately 33 million units in 2003 to approximately 116 million units in 2008, representing a CAGR of approximately 28.8% and smart handheld device shipments are expected to increase from approximately 29 million units in 2004 to approximately 139 million units by 2008, representing a CAGR of approximately 47.8%.

Each of these products requires a storage solution with a combination of functionalities including high storage capacity, small form factor, high reliability and low power consumption. These requirements can be fulfilled through flash memory based storage products to store and process digital media content. NAND flash memory is the leading form of flash used for storage in these consumer devices and requires a flash controller to access the stored digital media content such as video, audio, graphics and imaging that are essential to the function of the digital media device. According to IDC, worldwide shipments for NAND flash units are expected to grow from approximately 380 million units in 2003 to approximately 2.1 billion units in 2008, representing a CAGR of approximately 40.7%.

Currently, some of the key factors driving digital media semiconductor development include:

Proliferation of digital media content. Advances in digital technology have enabled audio, photo and video content to be digitized, transmitted, stored and catalogued. As the accessibility of digital media content continues to proliferate, demand has increased for a range of new digital consumer devices that incorporate semiconductor solutions, such as MP3 players, PC cameras, car navigation systems and broadband video phones. Due to the proliferation of these devices, consumers will demand the ability to create, store, exchange and play back more digital media content than ever before.

Greater storage capacity and advances in storage technologies. As technology advances, more and more memory-intensive applications have been developed to cater to consumer demands. For example, the resolution of consumer DSCs has increased from approximately one megapixel to seven megapixels or greater. Correspondingly, greater capacity is required to store the increasingly larger size of digital photo collections, personal digital audio libraries and digital movies. Flash memory is the predominant memory medium to store such increasing digital media content.

Demand for greater content accessibility and mobility. Consumers are increasingly using portable devices to compute and exchange data, enjoy music, take pictures and video, and communicate with each other. In addition, consumers demand and expect convenient access to their digital media collection at any time. Developments in high-speed wired and wireless connectivity protocols, such as USB, FireWire, WiFi, WiMAX, Bluetooth® and wireless LAN, facilitate the ease in which digital media devices are able to connect to other systems to share and exchange content.

Demand for small-size, low-power solutions. Advances in technology have led to the design of mobile devices with increasingly smaller form factors. Furthermore, consumers demand portable devices that facilitate prolonged use. An important element of reliability and prolonged use is efficiency in power usage, thereby facilitating extended battery life.

Challenges Facing the Market

OEMs are under increasing pressure from consumers to produce portable digital media devices that are small, lightweight, power-efficient, reliable and cost-effective. Additionally, consumers are demanding additional storage and processing capabilities from each new generation of digital media devices. While OEMs can offer built-in, large-capacity memory devices for all portable digital media devices, consumers have various needs for memory technology and capacity due to cost and other considerations. Mobile storage media offer a convenient way for consumers to customize their memory needs without adding unnecessarily to the cost or size of digital media devices. Controllers are thus playing an increasingly important role as OEMs seek to improve performance and reduce the cost of their portable digital media devices or mobile storage media.

Growing variety of industry standards and storage technologies. Protocol standards for each type of digital media device vary greatly among different manufacturers and, in some cases, even by the same manufacturer. In addition, digital storage devices currently use a variety of storage architectures, including different types of flash memory and process technologies. With an increasing number of digital media devices, including MP3 players, smart phones, DSCs and DVCs, PC cameras, and PDAs, the controller has assumed the role of the critical link between the portable digital media device and consumers’ access to stored content. The controller’s function is to act as a gateway facilitating the information flow between the protocol standard used by a host device and the storage architecture used by each digital storage medium held within the host device.

Ability to efficiently access and utilize digital media content. The use of today’s digital media devices, as well as the ability of such digital media devices to store increased amounts of content, has led to a consumer demand for products that allow for the efficient use of multiple functions and the ability to easily access, categorize and transfer digital media content. Flash controllers serve as the critical link between the flash memory components in the storage media and the host device, and as a result, the capability of the controller within the flash memory-based storage product determines the speed and efficiency with which consumers can access content on their portable digital media devices. As digital media content becomes increasingly larger and more complex in scope, the industry will continue to look for controllers that can process information on a faster and more efficient basis.

Mobile low-power solutions. As portable digital media devices continue to proliferate, manufacturers are increasingly focused on delivering products with increased power efficiency, as improved power efficiency can extend battery life significantly. In addition, environmental and energy-saving concerns have also increased the demand for low-power devices. The increased demand for lower power systems has led to portable digital media device OEMs and ODMs to look for semiconductor solutions that facilitate these features as well.

Desire for comprehensive system solutions. Due to rapidly changing consumer demands, shortened product cycles and intensive competition, digital media device OEMs and ODMs are under increasing pressure to timely introduce to market differentiated products that incorporate the latest technology. As a result, they increasingly prefer to work with semiconductor component vendors that can provide comprehensive semiconductor solutions consisting of hardware, firmware and software. The ability to provide comprehensive semiconductor solutions represents a significant competitive advantage.

Our Strengths

We believe we are a leading provider of controllers for flash memory-based storage products. Our controllers enable access and retrieval of stored digital content for use in consumer electronics devices. In addition, we provide multimedia SoCs that function as controlling or processing units within the digital media device as well as graphic and imaging solutions.

Key elements of our strengths include:

Universal compatibility. We believe one of our key competitive advantages is our ability to provide one universally adaptable solution that is compatible with the wide range of protocol standards used by portable digital media devices on the one hand, and the storage architectures used for digital content on the other hand. Our semiconductor solutions allow each mobile storage medium to be interoperable with what we believe to be the maximum number of protocol standards. For example, our SM264 SD controller enables SD cards to be compatible with nearly all types of host devices with SD slots and also supports over 20 types of NAND flash memory. As a result, we believe that, by using our semiconductor solutions, manufacturers who provide mobile storage media can provide their customers with the greatest compatibility with a wide range of devices.

Complete hardware and software solution. We leverage our modular design architecture in both hardware and software to allow us to quickly penetrate markets and expand our customer base. Our in-system-programming enables the use of software to control, specify and modify some functions of a chip instead of requiring a complete hardware redesign and remanufacture of the entire chip as product requirements change. The ability to incorporate a suite of customized software applications provides compatible, portable, reusable and scalable capabilities to our products.

Proximity to the electronics supply chain. In recent years, OEMs have migrated toward outsourcing the manufacture, and increasingly, the design, of their products to ODMs and fabless companies based in lower cost areas in Asia, in particular to countries such as Taiwan and China. As a result, the supply chain for portable digital media devices has also migrated to Asia. Our presence in Asia allows us to take advantage of this trend. In particular, we have offices in China, Japan and Taiwan that support one or more of the functions of sales, research and development, and operations, allowing us to respond quickly to our customers’ demands and needs. Our manufacturing is outsourced to foundries in Taiwan and China, which aligns our logistical operations with those of our customers. For these reasons, we believe that we hold a significant advantage over our competitors in the Americas and Europe.

Customer-driven solutions. We work closely with our customers to understand their needs and product road maps. This enables us to develop solutions that address customers’ exact needs and new product requirements and features. We seek opportunities to differentiate ourselves from our competitors by providing innovative solutions that offer customers significant value compared to other available solutions. Our approach offers significant advantages to customers, including broad compatibility, high performance, small form factor and low power consumption.

Our Strategy

Our objective is to be the leading supplier of controller and software solutions for mobile storage products and multimedia SoCs for digital media devices. We intend to accomplish our objective by continuing to provide products that are universally compatible, highly efficient and require minimal power consumption. We intend to achieve our objective through the following strategies:

Provide innovative, universally compatible solutions that connect the growing number of digital media devices. The increasing variety of digital media devices being offered has resulted in a growing variety of industry standards linking the different protocol standards used by digital media devices and different storage architectures. We intend to take advantage of this trend by producing products that effectively control and process the flow of data to be used universally in various devices to unify the growing variety of industry standards. We plan to continue to design and produce products that are not only customized for specific customers but also are compatible and applicable to a broader base of customers within the consumer market. We believe the universal compatibility aspect of our products gives us a competitive advantage in terms of crucial time-to-market efficiency over the solutions provided by our competitors.

Maintain our leadership position in the flash controller market. We believe that we have built a leadership position in the market through our unified design and architecture that is able to interface with the different protocol standards and storage architectures used by a variety of products. We are an active participant in major industry associations such as MultiMediaCard Association, or MMCA, and SD Card Association, or SDCA. We intend to leverage our leadership position in the industry to continue to work with industry-leading customers in order to gain insight into market trends and facilitate the introduction of new products suited to our customers’ needs, as well as continue to provide controllers that are accepted by a large number of protocol standards and storage architectures. In addition, our leadership position offers us the benefits of critical mass and economies of scale that we believe allow us to offer multimedia display processors with higher cost-efficiencies than those offered by our competitors.

Focus on the high growth consumer and digital media market. We intend to target the high growth consumer market by focusing on the growing digital and mobile markets. The digitization of data has created a need for increased storage and access to the transfer and usage of digital media devices. We aim to identify trends in the rapidly evolving consumer market, so that we may leverage our design expertise in order to determine the feasibility of entering new and emerging markets as well as to introduce new products and to leverage current design techniques.

Continue to invest in research and development. We have invested and will continue to invest in research and development in order to solidify our market leadership position. Through these investments, we have developed an intellectual property portfolio that we are able to apply to new products and markets. We are also migrating to smaller geometry process technologies as advanced as 0.18 micron in the design and manufacture of our products. In addition, the experience and expertise of our engineering team give us a competitive advantage in meeting the growing demand for power-efficient, high-performance products by our customers.

Continue to leverage on our strategic and customer relationships. We have strategic relationships with customers and leading industry participants including ASE, Hynix, Intel, Lexar Media, Microsoft, NEC, Renesas (a joint-venture between Hitachi and Mitsubishi), Samsung, SMIC, SPIL, STMicroelectronics and UMC. These strategic relationships allow us to obtain access to a diverse field of technologies with minimal internal development costs. Strategic and manufacturing partners ensure our products are designed and produced in accordance with an outsourcing model and produced with specifications required by us and our customers.

Expand our customer and geographic base. We plan to be the leading supplier of controllers and multimedia SoCs to our existing customers, and to secure new customers in emerging high growth markets. Our focus is to maintain customer relationships by providing superior service and support not only in Asia but also globally by serving our customers’ global supply chains. In addition, we plan to expand the penetration of our products, which are compatible with and applicable to a broad base of customers in different markets, and within customers in different markets.

Continue to provide differentiated, cost-competitive products to customers. Our fabless business model and operations in low-cost regions allow us to maintain an efficient cost structure. We plan to continue to leverage this advantage to provide customers with cost-effective solutions and compete effectively with our competitors. Our operations in Asia allow us to stay in close proximity to many of our customers and partners, which enables us to gain deep visibility into customer needs and market trends as well as the ability to define product road maps with industry leading companies. We plan to continue to provide customers with differentiated, value-added products faster and cheaper than our competitors.

Our Products

Our key products are briefly described below:

Mobile Storage Products

Product	Application	Part Number	Past/ Anticipated Mass Production Date	Key features	End Market Application	Potential End-Market Unit Shipments
Flash memory controller	CF	221	2003/Q2

Flash memory card controller supports:

•       industrial standard interfaces, such as CF, SD, MMC Card, xD-Picture and Memory Stick for NAND flash memory

•       in-system-programming capability, therefore enabling firmware update for better compatibility without silicon change

•       FastMDC and QuickWrite technology

•       CPRM for SD Card

•       high-speed SD/MMC cards

•       flexible flash memory configuration

•       both 8 bit and 16 bit flash interfaces and 1.8V low voltage devices

					Flash cards for DSCs, mobile phones, PDAs, PC notebooks, camcorders, DVD players, and other portable devices	Flash Memory Cards Source: IDC
		222	2005/Q3
	MMC	261	2003/Q3
		263	2005/Q2
		265	2005/Q4
	SD	262	2003/Q3
		264	2004/Q4
		266	2005/Q3
	xD-Picture	290	2005/Q3

USB 2.0 controller	USB 2.0 UFD	320	2003/Q4

High speed USB 2.0 flash disk controller:

•       complies with USB specification v2.0 and USB mass storage class specification v1.0

•       supports in-system-programming

•       supports flexible flash memory configuration and file management

•       integrates serial bus interfaces

					UFD	USB Flash Drives Source: IDC
		321	2005/Q1
		322	2004/Q3
		323	2004/Q4

		324	2005/Q3
	Card reader	330	2005/Q1

High speed USB 2.0 card reader controller:

•       supports wide range of industrial standard memory cards, such as SD version 1.1, MMC version 4.1, MS Duo/Pro and CF PIO5/6 mode cards

•       supports these operating systems: Windows XP/2000/Me/98/98SE, Mac OS9.X, Linux Kernel 2.4

					Card reader

Multimedia SoCs

Product	Application	Part Number	Past/ Anticipated Mass Production Date	Key Features	End Market Application	Potential End-Market Unit Shipments
Portable audio SoCs	MP3 controller	340	2005/Q2

Single-chip flash-based MP3 controller supports:

•       high quality digital audio decoder IC for MP3/WMA formats

•       USB 2.0 high speed data transfer for flash media

•       FM, card host interface and digital voice recording

•       external LCM/OLED and high-quality audio codec-in-system-programming and flexible UI and key pad setting

					MP3 player - flash base	Portable Audio Players Source: IDC
		350	2005/Q4

Single-chip micro HDD-based MP3 controller supports:

•       high quality digital audio decoder/encoder IC for MP3/WMA/AAC format with DRM version 10

•       high-speed USB 2.0 data transfer to HDD and JPEG picture viewing capability to TFT and TV

•       FM, card host, and digital voice recording

MP3 player - micro HDD base
Multimedia display processors	Graphics	501	2004/Q1

Multimedia display processor:

•       with acceleration for 2D/3D graphics, dual display, video capture/playback, power management control with ReduceOn® technology and full range of driver support for Win9x/Win2K/WinXP/Linux/QNX/ VxWorks

•       integrates on-chip SDRAM memory with MCM technology

•       provides support for x86 and embedded CPU interface

					Handheld computers, tablet PC, point of sales terminals, Internet appliances, car navigation systems, industrial PC	GPS Navigation Systems and Handheld Computers Source: Gartner
		712	2000/Q4
		721	2000/Q3
		722	2001/Q3

Image processor	PC camera	370	2005/Q4

Single-chip image processor:

•       supports high-speed USB 2.0

•       supports up to 2.0 megapixels CMOS image sensor

•       integrates with color process engine, JPEG compression, AC-Link/IIS audio interface.

•       provides auto-focus engine and control

•       is video class version 1.0 compliant

•       uses 3.3 V single power supply and requires no external memory

					Notebook PC camera, PC camera, mobile phone camera	PC Cameras Source: IDC

Mobile Storage Products

We offer a wide range of semiconductor solutions for the mobile storage products including:

Flash memory controllers. We believe we offer the broadest line of high-performance controllers for all major flash memory based storage products. These storage products are high-capacity, solid-state, non-volatile flash memory devices that comply with industry standards, including MMC, SD cards, miniSD cards, CF cards and Memory Stick standards.

Our proprietary IC design methodology, strong firmware capability, proprietary assembly techniques and comprehensive testing procedures enable us to offer controllers that have significant competitive advantages with respect to compatibility, speed, connectivity and cost. We believe that our controllers are compatible with the majority of flash memory currently being produced by different flash memory IC manufacturers, and support the majority of current flash memory card standards. Based on our proprietary QuickWrite technology, our controllers can achieve a maximum write speed of 10 megabytes per second, which significantly outperforms competing products. Our technology, FastMDC, enables ultra high performance flash memory access time and high reliability of data storage. Our flash memory controllers are also designed to allow flexible flash memory configuration through both hardware and firmware. Our flash memory controller ICs are manufactured using standard CMOS processes at 0.35 micron and 0.18 micron.

USB 2.0 flash disk drive controllers. We believe that our USB 2.0 flash disk drive controller has the best performance in two-channel flash memory configuration. This low-power consuming controller supports almost all kinds of existing NAND-type flash memory. Asynchronous or synchronous serial data interfaces are integrated into the controller to support the companion chip. The controller also integrates USB 2.0 PHY, SIEs, high-speed 80C511-compatible micro controllers with scratchpad and program SRAM.

Our USB 2.0 flash disk drive controllers significantly increase memory data transfer rates while reducing the overall system cost by offering a manufacturing-ready turnkey solution to our customers. Our ICs are manufactured using CMOS processes at 0.25 micron and 0.18 micron.

USB 2.0 card reader controllers. The SM330 is a highly integrated, flexible application USB 2.0 multi-interface flash card reader controller that supports USB 2.0 high-speed transmission to almost all kinds of memory cards. In particular, it supports new memory card standards such as SD version 1.1, MMC version 4.1, MS Duo/Pro and CF PIO5/6 mode cards.

Multimedia SoCs

We offer a wide range of semiconductor solutions for multimedia SoCs, including:

Portable audio SoCs. Our portable audio SoCs are highly-integrated, battery-optimized ICs designed to decode compressed audio files such as MP3 files and WMA files into audible sound. We offer portable audio SoCs for both flash memory-based and hard drive-based portable audio players.

Our flash memory-based product, the SM340, is a single chip, low-power solution for high-performance digital audio with flash media card interface. The product is based on a highly efficient and low-power DSP architecture and integrates an audio decoder with a high-performance DSP, ADPCM record capability and a high-speed USB 2.0 interface for downloading music and uploading voice recordings. Its programmable architecture supports MP1, MP2, MP3 and WMA digital audio standards. Our high integration, low pin count design enables us to maintain competitive advantages in both performance and cost. Our portable audio SoC products are manufactured using CMOS processes at 0.18 micron.

SM350 product line. Our SM350 product is a single chip, low-power solution for hard drive-based portable audio players. It features high-performance digital audio and JPEG image decoding. It also supports Microsoft’s Windows Media DRM version 10. A built-in, highly efficient DSP performs JPEG decode and MP3/WMA decode and encode functions, which enables the SM350 to play photo slide shows and background music simultaneously. The internal microprocessor controls input storage devices, such as NAND flash, CF, SM, SD, MMC, Memory Stick/Memory Stick Pro, xD picture, and IDE.

The SM350 integrates industry-standard serial interfaces, AC-Link and I2S to interface with an external audio codec. A USB 2.0 device interface allows high speed data transfer between a PC and attached storage devices. In addition, I2C, SPI and GPIO’s are available for user-friendly control interfaces. The products are manufactured using CMOS processes at 0.18 micron.

Multimedia display processors. Our Lynx and Cougar family of high-performance and low-power 2D/3D display controllers integrate a graphics engine and embedded memory. These products support a variety of microprocessors, operating systems and reference platforms for mobile multimedia, automotive and embedded applications. These mobile applications require low power and small form factors. Our display controllers’ embedded technology specifically addresses these needs.

Based on our DualMon technology, our display controllers can drive two separate displays using one controller. This saves on costs as well as board estate. Our ReduceOn® technology enables intelligent power management which algorithmically varies the clock and power to functional units based on system needs to significantly reduce average operating power usage. End-users can thus use the mobile devices for longer periods without a reduction in performance.

The SM501 is designed to accelerate graphics and video and provide the I/O functions required in mobile multimedia consumer electronics devices such as multimedia phones. The key features of our multimedia SoCs include a high-performance 2D and video acceleration with low-power consumption, a direct CPU bus interface for embedded CPU and graphics bus interfaces, support for up to 64 megabytes of dedicated graphics memory for different price and performance points, integrated I/O for lower system cost and smaller form factors, a flexible memory configuration and displays to LCDs, CRTs or TVs with flexible configurations.

Image processors. SM370 is a single chip image controller for USB 2.0 PC camera solutions. It supports CMOS image sensors of up to 2.0 megapixels. SM370 integrates the color process engine, JPEG compression, AC-Link/IIS audio interface and high-speed USB 2.0 device controller. SM370 integrates USB transceivers, SIEs and command decoders which are fully compliant with USB 2.0/1.1. Therefore, SM370 also supports all legacy PC systems equipped with USB 1.1 host interfaces.

Our Customers

Our direct and indirect customers include manufacturers, OEMs and ODMs of major flash memory-based storage products as well as portable digital media devices. Many of our customers in turn sell brand name consumer electronics products that include our solutions. For our flash card and UFD controller, our worldwide customers include companies such as Creative, Lexar Media and Samsung. For our multimedia products, our worldwide customers include Acer, Intel, Sharp, Siemens and Sony. For the year ended 2004, our three largest customers individually accounted for approximately 22%, 14% and 13% of our net sales, respectively. Our top 10 customers in 2004 in aggregate accounted for approximately 75% of our net sales.

The majority of our customers purchase our products through purchase orders, as opposed to entering into long-term contracts with us. The price for our products is typically agreed upon at the time a purchase order is placed.

Sales and Marketing

We market and sell our products worldwide through a combination of direct sales personnel and independent distributors. We have direct sales personnel in Taiwan, the United States, Japan, Germany and China. Our direct sales force is divided into two groups that focus on retail and OEM and ODM opportunities, respectively. Approximately 84% of our sales in 2004 was attributable to our direct sales force while the remainder was attributable to independent distributors. As of December 31, 2004, we had 32 persons on our sales and marketing team, including 20 in Taiwan, six in the United States and six in China, Japan and Germany. We intend to increase our sales efforts in order to expand our OEM and ODM customer base.

Our marketing group focuses on our product strategy, product road map, new product introduction process, demand assessment and competitive analysis. Our marketing group is responsible for promoting our products and solutions by actively participating in industry tradeshows and technical conferences, and maintaining close contact with our existing customers to assess demand and keep current with industry trends. We seek to work with potential and existing customers early in their design process in order to best match our products to their needs. We also provide field application support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products.

We are also actively involved in both the MMCA and the SDCA, which enable us to keep abreast of the latest developments in our sector and promote our brand name. Our marketing group works closely with our sales and research and development groups to align our product development road map with the interests of our customers, both existing and potential. Our marketing group also works with our sales team to identify new business opportunities.

Research and Development

We devote a significant amount of resources in research and development to broadening and strengthening our portfolio of product offerings. Our engineering team has expertise in system architecture, IC design, digital and mixed-signal design and software engineering. As of December 31, 2004, we had over 30 patents in China, Japan, Taiwan and the United States, with approximately 70 full-time engineers focused in our research and development efforts and technical services support. These included 13 engineers in application-specific integrated circuits, 13 in systems engineering, 11 in firmware, eight in software, six in laboratory and the rest in digital signal processing, computer-aided design, place and route, applications engineering and product engineering. Our research and development expenses were approximately NT$107.5 million, NT$203.6 million and NT$238.5 million (US$7.6 million) for the years ended December 31, 2002, 2003 and 2004, respectively, and NT$42.4 million and NT$69.0 million (US$2.2 million) for the three months ended March 31, 2004 and 2005, respectively. We anticipate that we will incur in excess of NT$100 million of research and development expense in each of 2005, 2006 and 2007. Our products-focused engineering offices are located in Hsinchu and Taipei, Taiwan, and San Jose, California. Our research and development efforts in the United States are mostly focused on more complex and higher-end products, while our research and development efforts in Asia are focused on achieving a lower cost design model.

Manufacturing

We design and develop our products and electronically transfer our proprietary designs to independent foundries for the manufacturing and processing of silicon wafers. Once the wafers are manufactured, they are then shipped to third-party assembly and testing subcontractors. Individual dies on each wafer are assembled into finished ICs and undergo several stages of testing before delivery to our customers. We believe that our strategy of outsourcing wafer fabrication, packaging and testing enables us to benefit from the research and development efforts of leading manufacturers without the requirement to commit substantial capital investments. Our fabless business model also provides us with the flexibility to engage vendors who offer services that best complement our products and technologies.

Wafer fabrication. UMC in Taiwan and SMIC in China are currently our primary foundries that manufacture most of our semiconductors. These foundries currently fabricate our devices using mature and stable CMOS process technology with line-widths of 0.18-, 0.25- and 0.35-micron. We regularly evaluate the benefits and feasibility, on a product by product basis, of migrating to more cost efficient manufacturing process technologies.

Assembly and testing. Following wafer fabrication, our wafers are shipped to our assembly and test subcontractors where they are probed, singulated into individual die, assembled into finished IC packages, and undergo the process of electronic final testing. In order to minimize cost and maximize turn-around time, our products are designed to use low cost, industry standard packages and can be tested with widely available automatic test equipment. We currently engage companies such as SPIL, ASE, ASE Test, Inc. and King Yuan Electronics in Taiwan as our primary subcontractors for the assembly and testing of our products. We have dedicated teams of manufacturing engineers who maintain control over the process from the early stages of manufacturing. Our engineers work closely with our subcontractors to develop product test and packaging programs to ensure these programs meet our product specifications, thereby maintaining our ownership of the functional and parametric performance of our semiconductors.

Quality and Reliability Assurance. We have designed and implemented a quality assurance system that provides the framework for continual improvement of products, processes and customer service. To ensure consistent product quality, reliability and yield, our quality assurance teams perform reliability engineering, quality control, ISO system development, document control, subcontractor quality management and customer engineering services to closely monitor the overall process from IC design to after-sale customer support. In particular, we rely on in-depth simulation studies, testing and practical application testing to validate and verify our products. We emphasize a strong supplier quality management practice in which our manufacturing suppliers and subcontractors are pre-qualified by our quality assurance teams. Our suppliers are required to have a quality management system, certified to ISO 9000 standard. Our operations have been ISO 9001 certified since November 18, 1999.

Competition

The semiconductor industry is characterized by intense competition. Our customers face supply shortages or oversupply, rapid technological changes, evolving industry standards and declining average selling prices.

We currently compete with other companies that produce flash card controllers, primarily Cypress, Genesys, Hyperstone AG, Incomm, Panasonic, Phison, Renesas, Samsung, SanDisk, Toshiba and USBest. We may also face competition from some of our customers who may develop products or technologies internally that compete with our solution. For audio, graphics and imaging SoC products, we compete with ATI, NVIDIA, PortalPlayer, SigmaTel, Sunplus and Telechips.

Many of our current and potential competitors include many large domestic and international companies that have longer operating histories, greater name recognition, greater ability to influence industry standards, more extensive patent portfolios, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than we have. As a result, they may be able to respond more quickly to changing customer demands by faster developing new, cheaper, better performing and patented products that influence and comply with industry standards, and also sell and market these products better than we do. They may also acquire significant market share through existing and new financial strategic relationships amongst themselves. Accordingly, the success of our competitors may adversely affect our future sales revenue. We also expect to face competition in the future from other manufacturers and designers of semiconductors, and innovative start-up semiconductor design companies. Certain of our customers could develop products or technologies internally which are competitive with our products. Other customers could enter into strategic relationships with other semiconductor solutions providers. Any of these actions could replace their need for our products.

We believe, however, that we compete favorably because we provide universally compatible solutions and are able to provide highly cost-effective products.

Intellectual Property

To protect our proprietary rights, we rely upon a combination of copyright, patent and trademark laws, laws relating to protection of other intellectual property rights, trade secrets, and confidentiality agreements with both employees and third parties. All of our employees have executed confidentiality and assignment agreements that assign and transfer any rights they may have over information developed in the course of their employment to us. In addition, prior to disclosing our confidential information and technologies to outside parties, we typically require that the parties enter into a non-disclosure agreement with us.

As of May 5, 2005, we held 13 patents in Taiwan, 14 patents in the United States, four patents in China and three patents in Japan, relating to various flash management and USB application technologies. These patents will expire at various dates from 2007 through 2023. As of May 5, 2005, we also had a total of five pending patent applications in Taiwan, 15 in the United States, three in China and one in Japan. In addition, we have registered “Silicon Motion” and its logo (a three-dimensional cube depiction of the letters “SM”) as trademarks in Taiwan and the United States and have made application in China and Japan to register the mark.

We typically enter into license agreements with relevant third parties under which we produce our products. Such third parties include intellectual property vendors such as computer aided design tool vendors and software vendors.

We expect to continue to file patent applications where appropriate to protect our proprietary technologies and intend to apply for at least five patents in each of 2005, 2006 and 2007. We may need to enforce our patents or other intellectual property rights, or to defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial costs and a diversion of our resources and of our efforts to procure other intellectual property rights. See “Risk Factors — Risks Related to Our Business — Failure to protect our proprietary technologies or maintain the right to certain technologies may negatively affect our ability to compete.”

Employees

The following table sets forth the number of our employees categorized by function as of the dates indicated.

	As of December 31,			As of March 31,
	2002	2003	2004	2005
Management and administration	20	22	29	33
Operations	10	10	9	9
Research and development	34	44	69	86
Sales and marketing	25	28	32	37

Total	89	104	139	165

As of March 31, 2005, we had 165 employees, including 123 in Taiwan, 27 in the United States and 15 in China, Germany and Japan. We plan to recruit between 15 and 20 new research and development engineers in each of 2005, 2006 and 2007.

We do not have any collective bargaining arrangements with our employees. We consider our relations with our employees to be good.

In November 2004, SMI Taiwan established an employee share option plan under which SMI Taiwan could issue options in respect of a maximum of 8,000 units, each unit comprising 1,000 common shares in the capital of SMI Taiwan. After the establishment of the plan, options in respect of a total of 4,000 units, or 4,000,000 shares, were issued. Each option is valid for six years and exercisable under a vesting schedule commencing from the second year after issuance. In connection with the share exchange between us and the shareholders of SMI Taiwan that we completed on April 25, 2005, we have agreed to assume these options so that they became options to purchase the equivalent number of our ordinary shares based on the one-for-one ratio in the share exchange.

SMI Taiwan has a defined pension plan for all regular employees. This plan provides benefits based on the length of services and average monthly salary computed based on the final six months of employment. SMI Taiwan currently makes monthly contributions, equal to 2% of salaries, to a pension fund for its employees. Under the Labor Pension Act of Taiwan, which will be in effect beginning July 1, 2005, eligible employees may elect to be subject to the pension mechanism under this act, which would require SMI Taiwan to contribute at least 6% of each employee’s monthly salary.

Facilities

Our headquarters in Taiyuan Science Park, Jhubei City, Hsinchu County, Taiwan, consisting of our finance, human resource, MIS (IT), operations, research and development and management departments, is located in a leased space of approximately 28,000 square feet. We lease the premises under a two-year term lease, expiring February 28, 2006, and a three-year lease, expiring March 15, 2008. We also lease premises in Taipei, Taiwan, which occupies approximately 20,500 square feet under a two-year lease, expiring May 31, 2006, and a one-year lease, expiring May 31, 2006; in San Jose, California, under a three-year lease, expiring

March 31, 2007, which occupies approximately 19,900 square feet; in Shanghai, China, under a one-year lease, expiring August 31, 2005, which occupies approximately 3,800 square feet; in Shenzhen, China, under a one-year lease, expiring May 17, 2006, which occupies approximately 2,000 square feet; and in Shin-Yokohama, Japan, under a two-year lease, expiring March 25, 2005, and which occupies approximately 1,500 square feet. We intend to renew the lease in Japan for another two-year term commencing immediately after its expiration.

We conduct research and development pertaining to our products at our facilities on the premises at Hsinchu, Taipei and San Jose, California. We implement our sales and marketing initiatives through our sales offices located in Taipei, Taiwan, San Jose, California, Shin-Yokohama, Japan, Shanghai, China and Munich, Germany.

We own commercial property in Sizhi, Taipei, of approximately 6,000 square feet, which is currently not used and which we intend to lease out as office premises.

We believe that adequate facilities are available to accommodate our future expansion plans.

Legal Proceedings

On August 15, 2002, SMI Taiwan filed an action against two of its former employees and Phison Electronics Corporation, or Phison, with the Taiwan Hsinchu District Court. The complaint alleges that the two former SMI Taiwan employees who were subsequently hired by Phison, and Phison violated the Business Secret Law and Copyright Law of Taiwan for the infringement of certain intellectual property rights to CF controller chips owned by SMI Taiwan. The claimant seeks damages in the amount of NT$125 million (US$4.0 million). On May 15, 2003, SMI Taiwan named Winbond Electronics Corporation, or Winbond, as a defendant in the same action.

On April 8, 2004, the Taiwan Hsinchu District Court issued a ruling determining that the two former SMI Taiwan employees, Phison and Winbond did not violate the Business Secret Law and Copyright Law of Taiwan. The Hsinchu district court ruling stated that there was sufficient evidence to show that the defendants obtained SMI Taiwan’s consent to respectively produce and purchase the CF controller chips that were the subject of the lawsuit. On May 4, 2004, SMI Taiwan appealed the Hsinchu district court’s ruling to the Taiwan High Court. The case is presently pending before the Taiwan High Court.

On January 2, 2003, O2Micro International Limited, or O2Micro, a Cayman Islands company, filed an action for a preliminary injunction against SMI Taiwan with the Taiwan Hsinchu District Court. The request for such preliminary injunction alleges that SMI Taiwan produced and sold products with embedded digital sound effect control chips that infringed O2Micro’s patent, patent registered number 130953, in Taiwan and asks for an order prohibiting SMI Taiwan from manufacturing and selling certain products that allegedly infringe O2Micro’s patent in Taiwan. On February 6, 2003, SMI Taiwan filed an action for a preliminary injunction against O2Micro denying such allegations and requesting O2Micro not to interfere with SMI Taiwan’s distribution, manufacturing and business operations in relation to the relevant products. A court-appointed appraiser completed a report on December 16, 2004 stating that SMI Taiwan’s products raised in the case do not infringe O2Micro’s patent. The appraiser’s report has been submitted to the court.

On February 3, 2004, O2Micro filed an application for a provisional seizure of NT$15.0 million (US$0.5 million) against SMI Taiwan with the Taiwan Hsinchu District Court. The application alleges that SMI Taiwan infringed O2Micro’s patent, patent registered number 130953, in Taiwan. The Taiwan Hsinchu District Court issued a provisional seizure order and attached some of SMI Taiwan’s assets. Upon placing a deposit of NT$15.0 million, the Taiwan Hsinchu District Court has released the enforcement of the provisional seizure order. The provisional seizure order will be decided as part of the lawsuit discussed in the next paragraph regarding the infringement of patent number 130953 filed by O2Micro against SMI Taiwan.

In addition, on September 24, 2004, O2Micro filed an action against SMI Taiwan with the Taiwan Hsinchu District Court. The complaint alleges that SMI Taiwan infringed O2Micro’s patent, patent registered number 130953, in Taiwan and preliminarily claimed for damages of NT$3.0 million (US$95,000). The court’s ruling in this case is pending.

On January 14, 2004, O2Micro filed for a preliminary injunction against SMI Taiwan and Microstar, a Taiwan customer of SMI Taiwan with the Taiwan Panchiao District Court. The request for injunctive relief asks for an order prohibiting SMI Taiwan and Microstar from designing, manufacturing, advertising and selling certain products that allegedly infringe O2Micro’s patent, patent registered number 178290, in Taiwan. On May 20, 2004, the Panchiao District Court issued a preliminary injunctive order prohibiting SMI Taiwan and Microstar from designing, manufacturing, advertising and selling certain products that allegedly infringe O2Micro’s patent in Taiwan. Both sides have appealed this case to the Taiwan High Court. The Taiwan High Court rejected the appeals on March 10, 2005, and both sides have appealed to the Taiwan Supreme Court. The enforcement of such preliminary injunctive order has been withdrawn upon our deposit with the court of NT$11.5 million.

Our management currently believes that the legal proceedings described above, individually or in the aggregate, will not have a material adverse effect on our financial position or operating results. The litigation and other claims noted above, however, are subject to inherent uncertainties and management’s view of these matters may change in the future.

MANAGEMENT

Executive Officers and Directors

Members of our board of directors are elected by our shareholders. Our board of directors consists of seven directors.

Our executive officers are appointed by, and serve at the discretion of, our board of directors. The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
James Chow	54	Chairman of the Board
Wallace C. Kou	46	President, Chief Executive Officer and Director
Henry Chen	40	Director
Tsung-Ming Chung	56	Director
C. S. Ho	56	Director
Lien-chun Liu	47	Director
Yung-Chien Wang	42	Director
Richard Wei	42	Chief Financial Officer
Jerry Shun	46	Vice President, Sales and Marketing
Ken Chen	44	Vice President, Operations
Jason Chiang	38	Vice President and Special Assistant to Chief Executive Officer
Frank Chang	39	Senior Director, Research and Development

Executive Officers and Directors

James Chow, Chairman of the Board of Directors

James Chow has served as the Chairman of our board of directors since April 22, 2005 and as the Chairman of the board of directors of SMI Taiwan since March 2002. Mr. Chow became the Chairman of Concord Financial Co., Ltd. in July 1993. Concord Financial Co., Ltd. is a venture capital firm and one of our significant shareholders. Since May 2003, Mr. Chow has also served as the Chairman of Waffer Technology Corporation, a manufacturer of magnesium alloy products in Taiwan. Mr. Chow received an MBA from Columbia University.

Wallace C. Kou, President, Chief Executive Officer, Director

Mr. Kou, our President and Chief Executive Officer, joined our board of directors on April 22 2005. He has served as the President and Chief Executive Officer of SMI Taiwan since August 2002. He is responsible for our overall strategy and management. Mr. Kou founded SMI USA in 1996. Prior to founding SMI USA, Mr. Kou was the Vice President and Chief Architect at the Multimedia Products Division of Western Digital Corporation, a company that designs, develops, manufactures and markets hard drives used in desktop computers, servers, digital video devices and satellite and cable set-top boxes. Mr. Kou received a BS in Electrical & Control Engineering from the National Chiao Tung University in Taiwan and an MS in Electrical & Computer Engineering from the University of California at Santa Barbara.

Henry Chen, Director

Mr. Chen joined our board of directors on June 6, 2005. Mr. Chen is the Chairman of Mercuries and Associates, Ltd., a company listed on the main board of the Taiwan Stock Exchange. He was previously the President of Worldsec Capital Management Inc. and had worked for Goldman Sachs offices in New York, Hong Kong and Taipei. Mr. Chen has a BA in International Trade from the National Chengchi University and an MBA from Georgetown University.

Tsung-Ming Chung, Director

Mr. Chung joined our board of directors on June 6, 2005. Mr. Chung currently serves as the Chairman and Chief Executive Officer of Dynapack International Technology Corp, a leading provider of battery packs for note book computer and other handheld devices. From 1985 to 2000, Mr. Chung was an audit partner at Arthur Andersen. He also serves as a supervisor of Far East International Bank and Taiwan Cellular Corp. Mr. Chung has a BA in Business Administration from the National Taiwan University and an MBA from the National Cheng-chi University.

C. S. Ho, Director

Mr. Ho joined the board of directors on June 6, 2005. He currently serves as the chairman and Chief Executive Officer of SiPix Group, an electronic paper company. He also serves as Chairman of the Computer Skills Foundation in Taiwan. From 1989 to 1995, Mr. Ho served as Chairman of the Taipei Computer Association and from 1991 to 1995 as Chairman of Southeast Asia Information Technology Organization. Mr. Ho is the founder and a general partner of PTI Ventures. Prior to founding PTI Ventures, from 1974 to 1997 he founded and served as Vice Chairman of MiTAC Group. During his tenure at MiTAC, Mr. Ho built the company to an NT$8 billion conglomerate by supplying a wide variety of products to the IT industry, including PCs and peripherals, servers and systems, telecom and data-com equipment, systems integration, software, distribution, computer education, and publications. Mr. Ho received his BS in Electrical Engineering from the National Taiwan University.

Lien-Chun Liu, Director

Ms. Liu joined our board of directors on June 6, 2005. Ms. Liu is a research fellow at the Taiwan Research Institute. She also currently serves on the board of supervisors of Concord VIII Venture Capital Co., Ltd and on the board of directors of New Tamsui Golf Course. From 2000 to 2004, she also served on the board of supervisors of China Television Corp. Ms. Liu has a BA from Wellesley College and a JD from Boston College Law School.

Yung-Chien Wang, Director

Mr. Wang joined our board of directors on June 6, 2005. Mr. Wang has more than 18 years of working experience in the human resource and legal services industry. Mr. Wang has been a consultant of Professional Trust Co., Ltd., a human resource consulting firm in Taiwan since August 1998 and is currently its Vice President. Mr. Wang has a law degree from Fu Jen Catholic University in Taiwan.

Richard Wei, Chief Financial Officer

Richard Wei was appointed as our Chief Financial Officer in April, 2005. Prior to joining us, Mr. Wei served as Chief Financial Officer of KongZhong Corporation from February 2004. Mr.

Wei served as the Chief Financial Officer of ASE Test Limited, a leading independent semiconductor testing services provider, from August 2002 to February 2004, and ISE Labs Inc., a subsidiary of ASE Test Limited, from September 2000 to July 2002. Mr. Wei was a research analyst at Lehman Brothers Asia from 1996 to 2000, a research analyst at Morgan Stanley from 1994 to 1996 and a research associate at the Harvard Business School from 1993 to 1994. He also served as a systems engineer at IBM from 1985 to 1991. Mr. Wei holds an MBA from Cornell University and a BS degree in Computer Science from the Massachusetts Institute of Technology.

Jerry Shun, Vice President, Sales and Marketing

Mr. Shun has served as our Vice President in charge of sales and marketing since February 2004. Mr Shun has more than 20 years’ experience in the network and computing industries. He has previously been with Siemens Limited, Micro Advance Technology and Welkin Technologies, Inc. Prior to joining us in February 2004, he was with VIA Tech Inc. and played a key role in incubating its networking division and in spinning it off into VIA Networking Inc. Mr. Shun holds a BS in Electrical Engineering from the National Chen Kong University of Taiwan, and an MBA from the University of California at Riverside.

Ken Chen, Vice President, Operations

Mr. Chen has served as our Vice President in charge of operations since November 2003. Mr. Chen has over 18 years of manufacturing and operation experience in the semiconductor industry. He has been involved in the management of supply chain and virtual manufacturing systems including wafer fabrication, mask tooling, assembly and testing. Mr. Chen previously served in management positions at Faraday Technology and UMC. He joined us in 2003. Mr. Chen holds a BS degree in Industrial Engineering from Chung Yuan Christian University and an MS degree in Industrial Engineering and Engineering Management from the National Tsing Hua University, Taiwan.

Jason Chiang, Vice President and Special Assistant to Chief Executive Officer

Mr. Chiang has more than 11 years of experience in financial accounting and investment analysis. Prior to joining us in May 2002, he worked for Concord Financial for over six years. He holds a BS degree in Economics from the National Taiwan University and an MBA in Finance from the University of Rochester.

Frank Chang, Senior Director, Research & Development

Mr. Chang has served as our director of research and development since August 2002. Mr. Chang manages the research and development department in our Hsinchu headquarters. Mr. Chang has more than 14 years of experience in the chip design industry. He was previously a project manager of firmware development at Holtek, a well-known design house of consumer chips. Mr. Chang has a BS in Electrical Engineering from the National Changhua University of Education.

There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management.

Board Practices

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee.

Audit Committee. The audit committee is responsible for reviewing the financial information that will be provided to shareholders and others, reviewing the systems of internal controls that management and the board of directors have established, appointing, retaining and overseeing the performance of the independent registered public accounting firm, overseeing our accounting and financial reporting processes and the audits of our financial statements, and pre-approving audit and permissible non-audit services provided by the independent registered public accounting firm. Messrs. Tsung-Ming Chung, Henry Chen and Lien-chun Liu are members of our audit committee. Our board of directors has determined that Mr. Tsung-Ming Chung, the Chairman of the audit committee, is the committee’s “Financial Expert” as required by Nasdaq and SEC rules.

Compensation Committee. The compensation committee’s basic responsibility is to review the performance and development of management in achieving corporate goals and objectives and to assure that our senior executives are compensated effectively in a manner consistent with our strategy, competitive practice and the requirements of the appropriate regulatory bodies. Toward that end, this committee oversees, reviews and administers all of our compensation, equity and employee benefit plans and programs. Messrs. Henry Chen and Lien-chun Liu are members of our compensation committee, with Mr. Chen serving as the Chairman of such committee.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is responsible for overseeing, reviewing and making periodic recommendations concerning our corporate governance policies, and for recommending to the full board of directors candidates for election to the board of directors. Messrs. C.S. Ho, Henry Chen, Lien-chun Liu and Yung-Chien Wang are members of our nominating and corporate governance committee, with Ms. Liu serving as the Chairman of such committee.

Our board of directors has adopted a code of ethics, which is applicable to all of our employees.

We also have established a disclosure committee, which is comprised of certain members of senior management. Pursuant to the disclosure committee’s charter, which was ratified by our board of directors, the disclosure committee is responsible for adopting, evaluating and overseeing our disclosure controls and procedures and internal financial controls.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to the best interests of our company. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to our company, our directors must ensure compliance with our memorandum and articles of association.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ meetings and reporting its work to shareholders at such meetings;

•	implementing shareholders’ resolutions;

•	determining our business plans and investment proposals;

•	formulating our profit distribution plans and loss recovery plans;

•	determining our debt and finance policies and proposals for the increase or decrease in our registered capital and the issuance of debentures;

•	formulating our major acquisition and disposition plans, and plans for merger, division or dissolution;

•	proposing amendments to our amended and restated memorandum and articles of association; and

•	exercising any other powers conferred by the shareholders’ meetings or under our amended and restated memorandum and articles of association.

Terms of Directors and Officers

Under Cayman Islands law and our articles of association, our directors hold office until a successor has been duly elected and qualified unless the director was appointed by the board of directors, in which case such director holds office until the next annual meeting of shareholders at which time such director is eligible for re-election. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law and our articles of association allow us to indemnify our directors, secretary and other officers acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, secretary and other officers. Under our memorandum and articles of association, indemnification is not available to any matter in respect of any fraud, dishonesty, willful misconduct or bad faith which may attach to any of them.

Compensation of Directors and Executive Officers

For the year ended December 31, 2004, the aggregate compensation to our directors and senior executive officers was approximately NT$39.7 million (US$1.3 million). We granted options to our executive officers as a group to acquire an aggregate of 1,000,000 common shares of SMI Taiwan over the same period, but did not grant any options to our non-executive directors for the year ended December 31, 2004.

Service Contracts

We currently do not have service contracts with our directors.

Share-based Compensation Plans and Option Grants

In April 2005, our board of directors and shareholder adopted our 2005 Incentive Plan. The 2005 Incentive Plan provides for the grant of stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights, which may be granted to our employees (including officers), directors and consultants.

Share Reserve. The aggregate number of ordinary shares that may be issued pursuant to awards granted under the 2005 Incentive Plan will not exceed 10,000,000 inclusive of ordinary shares issuable upon exercise of awards previously granted under the Silicon Motion, Inc. Guidelines for Issuance and Subscription of Employee Stock Option, which options we have, subject to the consent of the respective option-holders, agreed to assume in the share exchange (described under “Corporate History and Related Party Transaction — Corporate History”).

The following types of shares issued under the 2005 Incentive Plan may again become available for the grant of new awards under the 2005 Incentive Plan: restricted stock issued under the 2005 Incentive Plan that is forfeited or repurchased by us prior to it becoming fully vested; shares withheld for taxes; shares tendered to us to pay the exercise price of an option; and shares subject to awards issued under the 2005 Incentive Plan that have expired or otherwise terminated without having been exercised in full.

Administration. The board of directors will administer the 2005 Incentive Plan and may delegate this authority to administer the plan to a committee. Subject to the terms of the 2005 Incentive Plan, the plan administrator, which is our board of directors or its authorized committee, determines recipients, grant dates, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to certain limitations, the plan administrator will also determine the exercise price of options granted, the purchase price for restricted stock and restricted stock units, and, if applicable, the strike price for stock appreciation rights.

Capitalization adjustments. In the event of a dividend or other distribution (whether in the form of cash, ordinary shares, other securities, or other property), recapitalization, stock split, reorganization, merger, consolidation, exchange of our ordinary shares or our other securities, or other change in our corporate structure, the board of directors may adjust the number and class of shares that may be delivered under the 2005 Incentive Plan and the number, class and price of the shares covered by each outstanding stock award.

Changes in control. In the event of a change in control of the company, all outstanding options and other awards under the 2005 Incentive Plan may be assumed, continued or substituted for by any surviving or acquiring entity. If the surviving or acquiring entity elects not to assume, continue or substitute for such awards, the vesting of such awards held by award holders whose service with us or any of our affiliates has not terminated will be accelerated and such awards will be fully vested and exercisable immediately prior to the consummation of such transaction, and the stock awards shall automatically terminate upon consummation of such transaction if not exercised prior to such event.

Amendment and termination. The board of directors may amend (subject to shareholder approval as required by applicable law), suspend or terminate the 2005 Incentive Plan at any time. Unless sooner terminated by the board of directors, the 2005 Incentive Plan will terminate pursuant to its terms on April 22, 2015.

CORPORATE HISTORY AND RELATED PARTY TRANSACTIONS

Corporate History

SMI Taiwan (formerly Feiya Technology Corporation) was incorporated on April 8, 1997 and its shares were approved for public issue in Taiwan in December 1999.

SMI USA was incorporated in California in November 1995.

In August 2002, Feiya Technology Corporation acquired SMI USA and changed its name from “Feiya Technology Corporation” to “Silicon Motion, Inc.” To facilitate the acquisition:

•	Crane Technology, Inc., or CTI, a Delaware corporation, was formed to become a holding company for SMI USA;

•	one of the then shareholders of Feiya Technology Corporation sold certain shares in Feiya to CTI;

•	Crane Acquisition Corporation, or CAC, a California corporation and a wholly-owned subsidiary of CTI then merged with and into SMI USA and in the process the separate corporate existence of CAC ceased and SMI USA continued as the surviving corporation and became a wholly-owned subsidiary of CTI;

•	in the merger, the shareholders of SMI USA received cash or shares of CTI and became holders of all outstanding shares of CTI;

•	prior to the merger, CTI purchased shares of SMI Taiwan from SMI Taiwan and a then shareholder of SMI Taiwan; and

•	subsequent to the merger, SMI Taiwan purchased from CTI all of the outstanding shares of SMI USA held by CTI after the merger.

The entire transaction was accounted for under the purchase method of accounting with Feiya as the acquirer such that Feiya issued 25.4 million shares of Feiya common stock in exchange for 100% of the outstanding shares of SMI USA preferred stock. As each share of outstanding common stock of SMI USA was repurchased by SMI USA and cancelled prior to the merger, Feiya also issued 18.5 million shares of its common stock to former employees or their designees, directors and former common shareholders of SMI USA. The purchase consideration was NT$610 million (US$19.4 million) and was determined using a per share price of NT$13.7 for Feiya common stock which was determined to be the fair value of the shares at the date of consummation of the merger.

SMI Taiwan’s common shares had been traded on the Emerging Stock Board of the Taiwan GreTai Securities Market (formerly known as the Taiwan Over-the-Counter Securities Exchange), or Taiwan OTC, since June 27, 2003. Trading of SMI Taiwan’s common shares on the Emerging Stock Board ceased on April 18, 2005. On January 27, 2005, Silicon Motion Technology Corporation was incorporated in the Cayman Islands. On April 25, 2005, SMI Taiwan became a wholly-owned subsidiary of Silicon Motion Technology Corporation through a share exchange, which was approved at a shareholders’ meeting of SMI Taiwan on March 7, 2005, with no dissenting shareholders. According to the resolutions adopted by such shareholders meeting of SMI Taiwan, one common share of SMI Taiwan would be exchanged for one ordinary share of Silicon Motion Technology Corporation. The share exchange was conducted under the Business Mergers and Acquisitions Law of Taiwan. Under such share exchange, the issued shares of SMI Taiwan were acquired by Silicon Motion Technology Corporation, which issued 105,412,000 ordinary shares to the shareholders of SMI Taiwan. The Investment Committee, or IC, of the Ministry of Economic Affairs of Taiwan on April 12, 2005, approved our acquisition of 105,412,000 common shares of SMI Taiwan in the share exchange, and on April 14, 2005, approved the acquisition by Taiwan shareholders of SMI Taiwan of 81,145,807 ordinary shares of Silicon Motion Technology Corporation. Acquisition of ordinary shares of Silicon Motion Technology Corporation by non-Taiwan shareholders of SMI Taiwan is not subject to prior approval of the IC.

Our corporate group chart is set out below. We conduct our business primarily through our subsidiary in Taiwan.

Related Party Transactions

In June 2002, we entered into a research and development agreement with Winbond Electronics Corp., or Winbond, which was a legal entity director of the board of directors of SMI Taiwan through December 2002. We received royalty payments of NT$1.4 million during 2002 for products sold by Winbond as a result of the product developed under the agreement. We recorded the amount as revenue upon receipt of payment from Winbond. The agreement was mutually terminated in February 2003. In addition, we purchased raw materials amounting to NT$49.1 million during 2002 which was completely paid for as of December 31, 2002.

Other than these related party transactions, there were no other related party transactions in the three years ended December 31, 2004 and in the three months ended March 31, 2005.

Historical Stock Price Information Relating to the Common Shares of SMI Taiwan

Prior to the share exchange through which SMI Taiwan became a wholly owned subsidiary of Silicon Motion Technology Corporation on April 25, 2005, the common shares of SMI Taiwan had been traded on the Emerging Stock Board of the Taiwan OTC since June 27, 2003. Trading of the common shares of SMI Taiwan ceased on April 18, 2005. See “— Corporate History.”

The Emerging Stock Board was established in January 2002 to facilitate the trading of securities of companies which do not qualify for listing on the Taiwan Stock Exchange or the GreTai Securities Market. We believe that the qualifications for such companies with an emerging stock available for transactions in this trading system are substantially different from those of a public company in a formal, centralized exchange or quotation system such as Nasdaq. Typically, shareholders in this trading system place their shares with a securities firm which can then facilitate a transaction between persons that desire to sell shares and persons that desire to purchase shares. As a result, securities traded in this system are relatively illiquid and the volume available for trading is generally limited. In addition, we believe that the characteristics of trading activities in this system do not share those that are typically associated with formal stock exchanges or quotation systems such as Nasdaq. For instance, shares are traded in this system by negotiation, and not by computerized matching.

The table below sets out, for the periods indicated, the reported high and low closing market prices for the common shares of SMI Taiwan in this trading system. Given the different nature (in terms of the base of investors, non-centralized trading nature of the system, the difference in disclosure requirements, corporate governance standards, the relative lower trading volumes, and the sophistication of research coverage) of the trading system in which SMI Taiwan’s common shares were historically traded, as compared to the Nasdaq National Market, we believe that the historical stock prices for the common shares of SMI Taiwan are not indicative of the initial public offering price or any subsequent trading prices of the ADSs underlying the ordinary shares of Silicon Motion Technology Corporation.

	High	Low
	(NT dollars)
2003:
Third quarter (from June 27)	37.00	25.70
Fourth quarter	42.00	31.00
Full year 2003	42.00	25.70
2004:
First quarter	80.00	44.30
Second quarter	60.00	41.00
Third quarter	38.60	29.00
Fourth quarter	45.00	35.00
Full year 2004	80.00	29.00
Previous six months prior to cessation of trading:
November 2004	42.00	36.50
December 2004	42.20	36.50
January 2005	42.50	40.00
February 2005	43.50	40.00
March 2005	63.50	42.50
April 2005 (through April 15, the trading day immediately prior to the day the shares ceased to be quoted)	50.00	40.00

The average daily volume of the common shares of SMI Taiwan for the period June 27, 2003, through December 31, 2003, the year 2004 and the period January 1, 2005 through April 15, 2005, was 21,106, 20,835 and 102,908 common shares, respectively, which represented approximately 0.02%, 0.02% and 0.10% of the outstanding common shares of SMI Taiwan as of December 31, 2003, December 31, 2004 and April 15, 2005, respectively.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, of our ordinary shares, on a fully diluted basis taking into account the aggregate number of ordinary shares underlying our outstanding options as of June 6, 2005, by:

•	each of our directors and senior executive officers; and

•	other selling shareholders.

As of June 6, 2005, no person is known by us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned Prior to This Offering		Shares Being Sold in This Offering	Shares Beneficially Owned After This Offering(12)
	Number	%	Number	Number	%
Executive Officers and Directors

James Chow(1), (2)	2,301,266	2.2	0
Wallace C. Kou(1), (3)	1,844,194	1.7	0
Henry Chen(1)	0	—	0
Tsung-Ming Chung(1)	0	—	0
Lien-chun Liu(1)	100,000	*	0
C. S. Ho(1), (4)	173,050	*	0
Yung-Chien Wang(1)	714,394	*	0
Richard Wei(1)	0	—	0
Jerry Shun(1)	45,000	*	0
Ken Chen(1), (5)	55,725	*	0
Jason Chiang(1), (6)	194,675	*	0
Frank Chang(1)	100,000	*	0

Selling Shareholders

Ching-Chun Chen(7)	3,142,268	3.0
Bewise Investments Limited(8)	2,824,050	2.7
Future Master Associates Limited(9)	2,306,705	2.2
Smartinvest Consultants Limited(9)	2,156,071	2.0
Digital Ever Ltd(9)	2,001,765	1.9
Capital Bright Investments Limited(8)	1,924,745	1.8
Tiger Global Group Limited(8)	1,802,072	1.7
Direct International Limited(10)	1,786,200	1.7
Info Treasure Group Limited(9)	1,622,050	1.5
Megastep Finance Limited(9)	953,030	*
Concord Venture Capital Co., Ltd.(11)	2,034,894	1.9
Concord II Venture Capital Co., Ltd.(11)	1,927,483	1.8
Concord IV Venture Capital Co., Ltd.(11)	1,924,008	1.8
Concord VII Venture Capital Co., Ltd.(11)	1,715,210	1.6
Concord III Venture Capital Co., Ltd.(11)	1,554,690	1.5
Concord V Venture Capital Co., Ltd.(11)	1,431,250	1.4
Concord VI Venture Capital Co., Ltd.(11)	1,431,250	1.4
Concord IX Venture Capital Co., Ltd.(11)	1,000,000	*

*	Less than one percent
(1)	The address of Messrs Chow, Kou, Henry Chen, Chung, Ho, Wang, Wei, Shun, Ken Chen, Chiang, Chang and Ms. Liu is No. 20-1, Tai Yuan St., Jhubei City, Hsinchu County 302, Taiwan.
(2)	Mr. Chow is the chairman of Concord Consulting Inc. and Concord Financial Co. Ltd. which own 2,497,249 and 1,812,535 shares, respectively. Mr. Chow disclaims any beneficial ownership of these shares except for his pecuniary interest therein.
(3)	Represents 1,809,100 shares owned by Mr. Kou and 35,094 shares owned by his spouse.
(4)	Represents 103,050 shares owned by Mr. Ho and 70,000 shares owned by his spouse. Mr. Ho is a director of Gapura Incorporated, Gallery Management Ltd., Direct International Limited and PTI Global Venture Limited, which own 196,482, 523,273, 1,786,200 and 572,500 shares, respectively.
(5)	Represents 50,000 shares owned by Mr. Chen and 5,725 shares owned by his spouse.
(6)	Represents 183,225 shares owned by Mr. Chiang and 11,450 shares owned by his spouse.
(7)	The address for Mr. Ching-Chun Chen is 5F, No.18, Lane 211, Zhongzheng Rd., Zhonghe City, Taipei County 235, Taiwan.
(8)	The address for Bewise Investments Limited, Capital Bright Investments Limited and Tiger Global Group Limited is Offshore Chambers, P.O. Box 217, Apia, Samoa.
(9)	The address for Future Master Associates Limited, Smartinvest Consultants Limited, Digital Ever Ltd, Info Treasure Group Limited and Megastep Finance Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.
(10)	The address for Direct International Limited is Charlotte House, Charlotte Street, P.O. Box N-341, Nassau, Bahamas.
(11)	The address for Concord Venture Capital Co., Ltd., Concord II Venture Capital Co., Ltd., Concord IV Venture Capital Co., Ltd., Concord VII Venture Capital Co., Ltd., Concord III Venture Capital Co., Ltd., Concord V Venture Capital Co., Ltd., Concord VI Venture Capital Co., Ltd. and Concord IX Venture Capital Co., Ltd. is 11F, 132 Min Sheng East Road, Sec. 3, Taipei, Taiwan.
(12)	Shares beneficially owned by our executive officers and directors and other selling shareholders after this offering assume exercise in full by the underwriters of their over-allotment option.

As of June 6, 2005, approximately 1.9% of our outstanding ordinary shares are held by 20 record holders in the United States.

No holder of our ordinary shares has preferential voting rights with regard to their ordinary shares with regard to any other holder of our ordinary shares.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law. An exempted company under Cayman Islands law is a company that conducts its business outside the Cayman Islands, is exempted from certain requirements of the Companies Law, including a filing of an annual return of its shareholders with the Registrar of Companies, does not have to make its register of shareholders open to inspection and may obtain an undertaking against the imposition of certain future taxes.

The following are summaries of material provisions of our amended and restated articles of association, which were adopted by special resolution of our members passed on April 22, 2005, and the Companies Law insofar as they relate to the material terms of our ordinary shares. You should read the form of our amended and restated memorandum and articles of association, which is filed as an exhibit to this registration statement on Form F-1, of which this prospectus forms a part.

Under our amended and restated memorandum of association, the objects for which we are established are unrestricted including (a) acting as a holding company; and (b) investing in securities.

After completion of this offering, our authorized share capital will consist of 500,000,000 shares with a par value of US$0.01 per share, of which              are presently designated and issued as ordinary shares.

The holders of ADSs will not be treated as our shareholders and will be required to surrender their ADSs for cancellation and withdrawal from the depositary facility in which the ordinary shares are held in order to exercise shareholders’ rights in respect of the ordinary shares. The depositary will agree, so far as it is practical, to vote or cause to be voted the amount of ordinary shares represented by ADSs in accordance with the non-discretionary written instructions of the holder of such ADSs.

Meetings

Subject to regulatory requirements, an annual general meeting and any extraordinary general meeting will be called by not less than ten days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our amended and restated memorandum and articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, as well as to our principal external auditors.

Notwithstanding that a meeting is called by shorter notice than that mentioned above, but subject to applicable regulatory requirements, it will be deemed to have been duly called, if it is so agreed (a) in the case of a meeting called as an annual general meeting by all of our shareholders entitled to attend and vote at the meeting; or (b) in the case of any other meeting, by a majority in number of our shareholders having a right to attend and vote at the meeting, being a majority together holding not less than 95 percent in nominal value of the issued shares giving that right.

No business other than the appointment of a chairman may be transacted at any general meeting unless a quorum is present at the commencement of business. The absence of a quorum will not preclude the appointment of a chairman. If present, the chairman of our board of directors will be the chairman presiding at any shareholders meetings.

Two of our members present in-person or by proxy representing not less than one third of our outstanding shares will constitute a quorum.

A corporation being a shareholder is deemed for the purpose of our amended and restated articles of association to be present in-person if represented by its duly authorized representative being the person appointed by resolution of the directors or other governing body of such corporation to act as its representative at the relevant general meeting or at any relevant general meeting of any class of our shareholders. Such duly authorized representative is entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were our individual shareholder.

The quorum for a separate general meeting of the holders of a separate class of shares is described in “— Modification of rights” below.

Voting Rights Attaching to the Shares

Subject to any special rights or restrictions as to voting for the time being attached to any shares, at any general meeting on a show of hands every shareholder who is present in-person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative has one vote, and on a poll every shareholder present in-person or by proxy or, in the case of a shareholder being a corporation, by its duly appointed representative, has one vote for each fully-paid share which such shareholder is the holder.

No shareholder is entitled to vote or be reckoned in a quorum, in respect of any share, unless such shareholder is registered as our shareholder at the applicable record date for that meeting and all calls or installments due by such shareholder to us have been paid.

If a recognized clearing house, or its nominee(s), is our shareholder, it may authorize such person or persons as it thinks fit to act as its representative(s) at any meeting or at any meeting of any class of shareholders provided that, if more than one person is so authorized, the authorization will specify the number and class of shares in respect of which each such person is so authorized. A person properly authorized by such clearing house is entitled to exercise the same powers on behalf of the recognized clearing house, or its nominee(s), as if such person was the registered holder of our shares held by that clearing house, or its nominee(s), including the right to vote individually on a show of hands.

While there is nothing under the laws of the Cayman Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of directors of the company, unlike the requirement under Delaware law that cumulative voting for the election of directors is permitted only if expressly authorized in the certificate of incorporation, it is not a concept that is accepted as a common practice in the Cayman Islands, and there are no provisions in our amended and restated memorandum and articles of association that allow cumulative voting for such elections.

Protection of Minority Shareholders

The Grand Court of the Cayman Islands may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint an inspector to examine our affairs and report thereon in a manner as the Grand Court directs.

Any shareholder may petition the Grand Court of the Cayman Islands which may make a winding up order, if the court is of the opinion that it is just and equitable that we should be wound up.

Claims against us by our shareholders must, as a general rule, be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by our amended and restated memorandum and articles of association.

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against, or derivative actions in our name to challenge (a) an act which exceeds the corporate power and authority of our company or is illegal, (b) an act which constitutes a fraud against the minority and the wrongdoers are themselves in control of us, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

Pre-emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our amended and restated memorandum and articles of association.

Liquidation Rights

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation for the time being attached to any class or classes of shares (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess will be distributed among those shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets will be distributed so that, as nearly as may be, the losses will be borne by the shareholders in proportion to the capital paid up at the commencement of the winding up on the shares held by them, respectively. If we are wound up, the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division will be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator thinks fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Modification of Rights

Except with respect to share capital, as described below, alterations to our amended and restated memorandum and articles of association may only be made by special resolution of no less than two-thirds of votes cast at a meeting of the shareholders.

Subject to the Companies Law of the Cayman Islands, all or any of the special rights attached to shares of any class, unless otherwise provided for by the terms of issue of the shares of that class, may be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class. The provisions of our amended and restated articles of association relating to general meetings will apply likewise to every such separate general meeting, but so that the quorum for the purposes of any such separate general meeting or at its adjourned meeting will be a person or persons together holding, or represented by proxy, on the date of the relevant meeting not less than one-third in nominal value of the issued shares of that class, every holder of shares of the class will be entitled on a poll to one vote for every such share held by such holder and that any holder of shares of that class present in-person or by proxy may demand a poll.

The special rights conferred upon the holders of any class of shares will not, unless otherwise expressly provided in the rights attaching to or the terms of issue of such shares, be deemed to be varied by the creation or issue of further shares ranking equally therewith.

Alteration of Capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled subject to the provisions of the Companies Law;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our amended and restated memorandum of association, subject nevertheless to the Companies Law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the share resulting from such subdivision, one or more of the shares may have any such preferred or other special rights, over, or may have such deferred rights or be subject to any such restrictions as compared with the others as we have power to attach to unissued or new shares; and

•	divide shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares, attach to the shares respectively as preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination in general meeting may be determined by our directors.

We may, by special resolution, subject to any confirmation or consent required by the Companies Law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

Transfer of Shares

Subject to any applicable restrictions set forth in our amended and restated articles of association, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in any other form which our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•	we receive a fee for such transfer, which shall be determined by our board of directors, but may not exceed the maximum fee allowed by Nasdaq;

•	the instrument of transfer is lodged with us accompanied by the certificate for the shares to which it relates and such other evidence as our directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of share;

•	the instrument of transfer is properly stamped in circumstances where stamping is required; and

•	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

Our board of directors may refuse to register a transfer or other disposition of any share if it determines that such transfer or disposition cannot be made in the absence of an effective registration statement under the Securities Act of 1933, as amended, or unless an opinion of counsel satisfactory to the directors that such registration is not required has been received.

If our directors refuse to register a transfer, they will, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our directors may from time to time determine; provided, however, that the registration of transfers will not be suspended nor the register closed for more than 30 days in any year as our directors may determine.

Share Repurchase

We are empowered by the Companies Law and our amended and restated memorandum and articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Companies Law, our amended and restated memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC, the Nasdaq National Market, or by any recognized stock exchange on which our securities are listed.

Dividends

Subject to the Companies Law, our directors or our shareholders in a general meeting may declare dividends in any currency to be paid to our shareholders but no dividends will exceed the amount recommended by our directors. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer necessary. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provides (a) all dividends will be declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls will be treated for this purpose as paid up on that share, and (b) all dividends will be apportioned and paid pro rata according to the amounts paid upon the shares during any portion or portions of the period in respect of which the dividend is paid.

Our directors may also pay any dividend that is payable on any shares semi-annually or on any other dates, whenever our financial position, in the opinion of our directors, justifies such payment.

Our directors may deduct from any dividend or bonus payable to any shareholder all sums of money (if any) presently payable by such shareholder to us on account of calls, installments or otherwise.

No dividend or other moneys payable by us on or in respect of any share will bear interest against us.

In respect of any dividend proposed to be paid or declared on our share capital, our directors may resolve and direct that (a) such dividend be satisfied wholly or in part in the form of an allotment of shares credited as fully paid up, provided that our members entitled thereto will be entitled to elect to receive such dividend, or part thereof if our shareholders so determine, in cash in lieu of such allotment, or (b) the shareholders entitled to such dividend will be entitled to elect to receive an allotment of shares credited as fully paid up in lieu of the whole or such part of the dividend as our directors may think fit. We may also, upon the recommendation of the board of directors, resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of shares credited as fully paid up without offering any right of shareholders to elect to receive such dividend in cash in lieu of such allotment.

Any dividend interest or other sum payable in cash to the holder of shares may be paid by check or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every check or warrant will, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the register in respect of such shares, and will be sent at his or their risk and payment of the check or warrant by the bank on which it is drawn will constitute a good discharge to us.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for the benefit of our company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by our board of directors and, if so forfeited, will revert to us.

Whenever our directors or our shareholders in general meeting have resolved that a dividend be paid or declared, our directors may further resolve that such dividend be satisfied by direct payment or satisfaction wholly or in part by the distribution of specific assets of any kind, and in particular of paid up shares, debentures or warrants to subscribe for our securities or securities of any other company. Where any difficulty arises with regard to such distribution, our directors may settle it as they think expedient. In particular, our directors may issue fractional certificates, ignore fractions altogether or round the same up or down or fix the value for distribution purposes of any such specific assets and may determine that cash payments will be made to any of our shareholders upon the footing of the value so fixed in order to adjust the rights of the parties and may vest any such specific assets in trustees as may seem expedient to our directors and appoint any person to sign any requisite instruments of transfer and other documents on behalf of the persons entitled to the dividend, and such appointments are effective and binding on our shareholders.

Untraceable Shareholders

We are entitled to sell all ordinary shares of a shareholder who is untraceable, provided that:

•	all checks or warrants, not being less than three in number, for any sums payable in cash to the holder of such ordinary shares have remained uncashed for a period of 12 years prior to the publication of the advertisement and during the three-month period referred to below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such ordinary shares by death, bankruptcy or operation of law; and

•	we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated memorandum and articles of association, giving notice of our intention to sell ordinary shares, and a period of three months has elapsed since such advertisement and the Nasdaq National Market has been notified of such intention.

The net proceeds of any such sale will belong to us, and when we receive these net proceeds we will become indebted to the former shareholder for an amount equal to such net proceeds.

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom but does not follow recent changes in United Kingdom laws. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States, such as in the State of Delaware.

Duties of Directors

Under Cayman Islands law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has four essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to personally profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

In general, the Companies Law imposes various duties on officers of a company with respect to certain matters of management and administration of the company. The Companies Law contains provisions, which impose default fines on persons who fail to satisfy those requirements. However, in many circumstances, an individual is only liable if he knowingly is guilty of the default or knowingly and wilfully authorizes or permits the default.

In comparison, under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the stockholders.

Under Delaware law, a party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule protects the directors and their decisions, and their business judgments will not be second guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Interested Directors

There are no provisions under Cayman Islands law that requires a director who is interested in a transaction entered into by a Cayman company to disclose his interest nor will render such director liable to such company for any profit realized pursuant to such transaction.

In comparison, under Delaware law, such a transaction would not be voidable if (a) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (b) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the stockholders, or (c) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements

Under Cayman Islands law, the voting rights of shareholders are regulated by the company’s articles of association and, in certain circumstances, the Companies Law. The articles of association will govern matters such as quorum for the transaction of business, rights of shares, and majority votes required to approve any action or resolution at a meeting of the shareholders or board of directors. Under Cayman Islands law, certain matters must be approved by a special resolution which is defined as two-thirds of the votes cast by shareholders present at a meeting and entitled to vote; otherwise, unless the articles of association otherwise provide, the majority is usually a simple majority of votes cast.

In comparison, under Delaware law, unless otherwise provided in the corporation’s certificate of incorporation, each stockholder is entitled to one vote for each share of stock held by the stockholder. Unless otherwise provided in the corporation’s certificate of incorporation or bylaws, a majority of the shares entitled to vote, present in person or represented by proxy, constitutes a quorum at a meeting of stockholders. In matters other than the election of directors, with the exception of special voting requirements related to extraordinary transactions, the affirmative vote of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for stockholder action, and the affirmative vote of a plurality of shares is required for the election of directors.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in-person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the company is not proposing to act illegally or ultra vires and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is one that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

Cayman Islands law does not require that shareholders approve sales of all or substantially all of a company’s assets as is commonly adopted by U.S. corporations.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Corporate Governance

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of The Nasdaq Stock Market, Inc. or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Inspection of Corporate Records

Shareholders of a Cayman Islands company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records of the company. However, these rights may be provided in the articles of association.

In comparison, under Delaware law, stockholders of a Delaware corporation have the right during normal business hours to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Shareholder Proposals

The Companies Law does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the articles of association.

Unless provided in the corporation’s certificate of incorporation or bylaws, Delaware law does not include a provision restricting the manner in which stockholders may bring business before a meeting.

Approval of Corporate Matters by Written Consent

The Companies Law allows a special resolution to be passed in writing if signed by all the shareholders and authorized by the articles of association.

In comparison, Delaware law permits stockholders to take action by written consent signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders.

Calling of Special Shareholders Meetings

The Companies Law does not have provisions governing the proceedings of shareholders meetings which are usually provided in the articles of association.

In comparison, Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of stockholders.

Staggered Board of Directors

The Companies Law does not contain statutory provisions that require staggered board arrangements for a Cayman Islands company. Such provisions, however, may validly be provided for in the articles of association.

In comparison, Delaware law permits corporations to have a staggered board of directors.

Issuance of Preferred Shares

Both the Companies Law and Delaware law allow shares to be issued with preferred, deferred or other special rights, whether in regard to dividend, voting, return of share capital or otherwise. The constitutional documents of a Cayman Islands company or a Delaware corporation may contain provisions in respect of the authorization required for the creation and issue of different classes of preferred shares.

Anti-takeover Provisions

Neither Cayman Islands nor Delaware law prevents companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred, removal of directors only for cause and provisions that restrict the rights of shareholders to call meetings, act by written consent and submit shareholder proposals.

Board of Directors

We are managed by our board of directors. Our amended and restated memorandum and articles of association provide that the number of our directors will be fixed from time to time exclusively pursuant to a resolution adopted by our shareholders at a general meeting, but must consist of not less than two directors. Our board of directors currently consists of seven directors. Our directors may be removed by way of an ordinary resolution of our shareholders. Any vacancy on our board of directors or additions to the existing board of directors can be filled by ordinary resolutions of our shareholders or by the affirmative vote of a majority of the remaining directors.

Our directors are not required to hold any of our shares to be qualified to serve on our board of directors.

Meetings of our board of directors may be convened at any time by the secretary on request of a director or by any director.

A meeting of our board of directors is competent to make lawful and binding decisions if a simple majority of our board of directors are present or represented. At any meeting of our directors, each director, be it by his presence or by his alternate, is entitled to one vote.

Questions arising at a meeting of our board of directors are required to be decided by simple majority votes of the members of our board of directors present or represented at the meeting. In the case of a tie vote, the chairman of the meeting has a second or deciding vote. Our board of directors may also pass resolutions without a meeting by unanimous written consent.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for the indemnification of our directors, secretary and other officers against all losses or liabilities incurred or sustained by him or her as a director, secretary or other officer of our company in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted provided that this indemnity shall not extend to any matter in respect of any fraud, dishonesty, willful misconduct or bad faith which may attach to any of said persons.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our amended and restated memorandum and articles of association allow our shareholders and the public to inspect our register of shareholders, which will be available for inspection at our principal executive office at No. 20-1, Taiyuan St., Jhubei City, Hsinchu County 302, Taiwan. In addition, we will provide our shareholders with annual audited consolidated financial statements.

See “Where You Can Find More Information.”

History of Share Issuances

We were formed on January 27, 2005 and we issued one ordinary share for consideration of US$1.00 in connection with our formation. On April 25, 2005, we completed a share exchange with the shareholders of SMI Taiwan pursuant to which we issued 105,412,000 ordinary shares to the shareholders of SMI Taiwan in exchange for all of the issued and outstanding shares of SMI Taiwan. Except for these issuances, we have not issued any other share capital prior to the commencement of this offering.

Share Option Activity

As part of the share exchange between Silicon Motion Technology Corporation and SMI Taiwan, our wholly-owned subsidiary, we have, subject to the consent of the respective option-holders, agreed to assume the share options previously issued by SMI Taiwan. All of the options so agreed to be assumed were granted by SMI Taiwan on December 31, 2004. Stock option activity during the periods indicated is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance as of December 31, 2004	4,000,000	NT$	40
Granted
Exercised
Forfeited
Expired

Balance as of June 6 , 2005	4,000,000	NT$	40

Transfer Agent and Registrar

We have appointed Butterfield Bank (Cayman) Limited to serve as our principal registrar and transfer agent in the Cayman Islands. Its address is Butterfield House, 68 Fort Street, P.O. Box 705, Georgetown, Grand Cayman, British West Indies. In addition, we have appointed Dexia Corporate Services Hong Kong Limited as the transfer agent for our ordinary shares. Its address is 51/F Central Plaza, 18 Harbour Road, Wanchai, Hong Kong.

Listing

We have applied to have the ADSs quoted on The Nasdaq National Market under the symbol “SIMO.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

The Bank of New York, as depositary, will execute and deliver the ADRs. ADRs are American Depositary Receipts. Each ADR is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS will represent                      shares (or a right to receive                      shares) deposited with the Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADRs will be administered is located at 101 Barclay Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, the depositary will deduct any withholding taxes that must be paid. See “Taxation”. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new shares.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit and Withdrawal

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its office to the persons you request.

However, except for shares deposited by us or by the selling shareholders named in this prospectus, no shares will be accepted for deposit, without our prior consent, during a period of 180 days after the date of this prospectus.

How do ADS holders cancel an ADR and obtain shares?

You may surrender your ADRs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

Voting Rights

How do you vote?

You may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, subject to Cayman Islands law and the provisions of our constitutive documents, to vote the number of shares or other deposited securities represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your shares are not voted as you requested.

If we ask the depositary to solicit your instructions and the depositary does not receive voting instructions from you by the specified date, it will consider you to have authorized and directed it to give a discretionary proxy to a person designated by us to vote the number of deposited securities represented by your ADSs. The depositary will give a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:

•	we do not wish to receive a discretionary proxy;

•	we think there is substantial shareholder opposition to the particular question; or

•	we think the particular question would have a adverse impact on our shareholders.

Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:

US$0.05 (or less) per ADS

•      Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•      Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$ (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

US$ (or less) per ADSs per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

Persons depositing shares or ADR holders must pay:	For:

Registration or transfer fees

•      Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares [disclose if any such fees are currently charged for registration or transfer of the company’s shares and, if so, state the amount]

Expenses of the depositary in converting foreign currency to U.S. dollars	• Conversion of foreign currency to U.S. dollars

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Payment of Taxes

The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our shares • Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by the depositary or a custodian will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities

• Distribute securities on the shares that are not distributed to you • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (a) advise you that the deposit agreement is terminated, (b) collect distributions on the deposited securities (c) sell rights and other property, and (d) deliver shares and other deposited securities upon cancellation of ADRs. One year or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it receives on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we have agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses caused by the depositary’s own negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADRs

You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•	When temporary delays arise because: (a) the depositary has closed its transfer books or we have closed our transfer books; (b) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (c) we are paying a dividend on our shares.

•	When you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADRs

The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The depositary may also deliver shares upon surrender of pre-released ADRs (even if the ADRs are surrendered before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions: (a) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADRs to be deposited; (b) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; (c) the depositary must be able to close out the pre-release on not more than five business days’ notice and (d) the pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

SHARES ELIGIBLE FOR FUTURE SALE

Before the offering, there has not been a public market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public markets after this offering could adversely affect market prices prevailing from time to time. As described below, only a limited number of the shares currently outstanding will be available for sale immediately after the offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ordinary shares, including shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively impact the market price in the United States of our ADSs and our ability to raise equity capital in the future.

Upon closing of this offering, we will have                    ordinary shares outstanding, including ordinary shares represented by ADSs, assuming no exercise of the underwriters’ overallotment option. Of that amount,                    ordinary shares, represented by                    ADSs, will be publicly held by investors participating in the offering, and                    ordinary shares will be held by our existing shareholders, who may be our affiliates within the meaning of the Securities Act. All of the ADSs offered in the offering will be freely tradable in the United States without restriction or further registration under the Securities Act, unless the shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. For purposes of Rule 144, an “affiliate” of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, the issuer. Shares or ADSs purchased by an affiliate may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.

The                    ordinary shares held by existing shareholders upon the completion of the offering are, and those ordinary shares issuable upon exercise of options and warrants outstanding upon completion of the offering and those ordinary shares issuable upon conversion of the convertible note will be, “restricted securities,” as the term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to any of our ADSs or our ordinary shares or securities convertibles into or exchangeable or exercisable for any of our ADSs or our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, dispositions or filing, without the prior written consent of the representative for the underwriters for a period of 180 days after the date of this prospectus.

Our executive officers and directors and selling shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ADSs or our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or our ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of our ADSs or ordinary shares, whether any of these transactions are to be settled by delivery of our ADSs or ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representative for the underwriters for a period of 180 days after the date of this prospectus.

The foregoing restrictions do not apply to (1) transfers of our ordinary shares or ADSs to the underwriters in this offering, (2) transfers of our ADSs or other securities acquired in open market transactions after the completion of this offering, or (3) transfers of any of our ordinary shares, ADSs or other securities by (a) gift, will or intestacy, (b) distributions to an immediate family member or a trust of which the applicable officer, director or shareholder, or such family member is the beneficiary or (c) distribution to (A) a partner or an affiliated partnership of the applicable shareholder (if the applicable shareholder is a partnership), (B) a member of affiliated limited liability company of the applicable shareholder (if the applicable shareholder is a limited liability company) or (C) a wholly-owned subsidiary of the applicable shareholder (if the applicable shareholder is a corporation), in each case under (a), (b) or (c) above, so long as the transferee agrees to be bound by the same lock-up provisions and the transfer does not involve a disposition for value.

The 180-day lock-up period applicable to us, our executive officers, directors and certain of our shareholders, as described above, is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day lock-up period, (a) we release earnings results or (b) material news or a material event relating to us occurs, or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day lock-up period, then, in each case, the 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of our release of the earnings results or the occurrence of material news or a material event relating to us, unless Deutsche Bank Securities Inc., acting as representative, waives this extension in writing.

In addition to the foregoing, the deposit agreement provides that except for shares deposited by us or by the selling shareholders named in this prospectus, no shares will be accepted for deposit, without our prior consent during a period of 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned either our “restricted securities” or “restricted securities” acquired from our affiliate SMI Taiwan for at least one year would be entitled to sell in the United States, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of our ordinary shares then outstanding; or

•	the average weekly trading volume of the ordinary shares on all exchanges during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate SMI Taiwan, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus and subject to any lock-up arrangements, any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell such shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner of sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Share Options

As of June 6, 2005, options to purchase an aggregate of 4,000,000 ordinary shares were outstanding or have been allocated for grant under our 2005 Equity Incentive Plan. While we have no current plans to file a registration statement under the Securities Act to register shares reserved for issuance under the plan, we may elect to file such registration statement in the future. Any vested shares registered under the registration statement would be available for sale in the public market immediately upon effectiveness of the registration statement, subject to the lock-up period and the Rule 144 volume limitations applicable to our affiliates.

TAXATION

United States Federal Income Taxation

The following discussion constitutes the opinion of Preston Gates & Ellis LLP regarding the material U.S. federal income tax consequences to a U.S. Holder, as defined below, who purchases ADSs and ordinary shares pursuant to this offering. This discussion assumes that investors will hold their ADSs or ordinary shares as capital assets (generally, property held for investment). This discussion does not discuss all aspects of U.S. federal income taxation which may be important to particular investors in light of their individual circumstances, including investors subject to special taxation, such as:

•	banks;

•	dealers in securities or currencies; financial institutions; insurance companies; tax-exempt organizations;

•	persons holding ADSs or ordinary shares as part of hedging, conversion, constructive sale, straddle or other integrated transactions;

•	traders in securities that have elected the mark-to-market method of accounting;

•	persons who own 10% or more of our shares;

•	U.S. persons whose “functional currency” is not the U.S. dollar; or

•	Non-U.S. Holders (as defined below).

This discussion is based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities are subject to change, possibly on a retroactive basis, which may result in U.S. federal income tax consequences different from those discussed below.

A U.S. Holder considering an investment in our ADSs or ordinary shares is urged to consult its tax advisor concerning the U.S. federal, state, local and non-U.S. income and other tax consequences.

A U.S. Holder is a beneficial owner of ADSs or ordinary shares that is a U.S. person. A U.S. person is:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation, regardless of its source; or

•	a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of ADSs or ordinary shares that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

If a partnership or limited liability company treated as a partnership for U.S. federal income tax purposes holds ADSs or ordinary shares, the tax treatment of a partner or member will generally depend on the status of the partner or member and the activities of the partnership or limited liability company. A partner of a partnership or a member of a limited liability company holding ADSs or ordinary shares is urged to consult its tax advisors regarding an investment in our ADSs or ordinary shares.

ADSs. In general, for U.S. federal income tax purposes, a U.S. Holder of ADSs will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Deposits and withdrawals of ordinary shares in exchange for ADSs will not be subject to U.S. federal income taxation.

Distributions on ADSs or ordinary shares. Unless the passive foreign investment company rules, as discussed below, apply, the gross amount of the distributions in respect of the ADSs or ordinary shares will be subject to tax as dividend income to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Subject to certain limitations, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes and provided that such holder satisfies certain holding period requirements with respect to the ownership of our ADSs, or ordinary shares. Subject to the exceptions discussed below, a qualified foreign corporation includes:

•	a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that includes an exchange of information program; and

•	a foreign corporation if its stock with respect to which a dividend is paid or its ADSs backed by such stock are readily tradable on an established securities market within the United States.

A foreign corporation (even if it is described above) does not constitute a qualified foreign corporation if, for the taxable year in which the dividend is paid or the preceding taxable year, the foreign corporation is or was a passive foreign investment company. Although we believe that we will be a qualified foreign corporation because the ADSs will be traded on an established U.S. securities market, no assurance can be given in this regard. In addition, our status as a qualified foreign corporation may change. A U.S. Holder that exchanges its ADSs for ordinary shares may not be eligible for the reduced rate of taxation on dividends if the ordinary shares are not deemed to be readily tradable on an established securities market within the United States.

Dividends will be includable in a U.S. Holder’s gross income on the date actually or constructively received by the depositary, in the case of ADSs or, in the case of ordinary shares, by such U.S. Holder. These dividends will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

To the extent we pay dividends on the ADSs or ordinary shares in a currency other than the U.S. dollar, the U.S. dollar value of such dividends should be calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the dividend, regardless of whether the foreign currency is converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of actual or constructive receipt of such dividends, the tax basis of the U.S. Holder in such foreign currency will be equal to its U.S. dollar value on that date and, as a result, the U.S. Holder generally should not be required to recognize any foreign currency exchange gain or loss. Any gain or loss recognized on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Dividends paid in respect of the ADSs or ordinary shares generally will be treated as income from sources outside the United States, and, for taxable years beginning on or before December 31, 2006, generally will be treated as “passive income,” or, in the case of certain U.S. Holders, “financial services income,” for U.S. foreign tax credit limitation purposes. For taxable years beginning after December 31, 2006, such dividends generally will be treated as “passive category income” or, in the case of certain U.S. Holders, “general category income,” for U.S. foreign tax credit limitation purposes.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares, and the balance in excess of adjusted basis will be taxed as capital gain.

Sale, exchange or other disposition of ADSs or ordinary shares. Unless the passive foreign investment company rules, as discussed below, apply, upon the sale, exchange or other disposition of ADSs or ordinary shares a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized upon the sale, exchange or other disposition and the adjusted tax basis of the U.S. Holder in the ADSs or ordinary shares. The capital gain or loss generally will be long-term capital gain or loss if, at the time of sale, exchange or other disposition, the U.S. Holder has held the ADS or ordinary share for more than one year. Net long-term capital gains of non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss that a U.S. Holder recognizes generally will be treated as gain or loss from sources within the United States for U.S. foreign tax credit limitation purposes.

Passive foreign investment company rules. In general, we will be classified as a passive foreign investment company for any taxable year in which either (a) at least 75% of our gross income is passive income or (b) at least 50% of the value (determined on the basis of a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities and gains from assets that produce passive income. If we own directly or indirectly at least 25% by value of the equity shares of another corporation, we will be treated for purposes of the passive foreign investment company tests as owning a proportionate share of the assets of the other corporation, and as receiving directly a proportionate share of the other corporation’s income.

We believe, based on the projected composition of our income and valuation of our assets, that we should not be classified as a passive foreign investment company for U.S. federal income tax purposes, although no assurance can be given in this regard. Whether we are a passive foreign investment company for any particular taxable year is determined on an annual basis and will depend on the composition of our income and assets, including goodwill. The calculation of goodwill will be based, in part, on the then market value of our capital stock, which is subject to fluctuation. In addition, the composition of our income and assets will be affected by how we spend the cash we raise in this offering. Accordingly, there can be no assurance that we will not be classified as a passive foreign investment company in the current or any future taxable year.

If we are a passive foreign investment company for any taxable year during which a U.S. Holder has an equity interest in our company, unless the U.S. Holder makes a mark-to-market election as discussed below, such U.S. Holder will be subject to special tax rules in any future taxable year regardless of whether we are classified as a passive foreign investment company in such future years with respect to (a) “excess distributions” and (b) gain from the disposition of stock. Excess distributions are defined generally as the excess of the amount received with respect to the equity interests in the taxable year over 125% of the average annual distributions received in the shorter of either the three previous years or a U.S. Holder’s holding period before the taxable year and must be allocated ratably to each day of the U.S. Holder’s holding period. The amount allocated to the current taxable year or any year before we became a passive foreign investment company will be included as ordinary income in a U.S. Holder’s gross income for that year. The amount allocated to other prior taxable years will be taxed as ordinary income at the highest rate in effect for a U.S. Holder in that prior year and the tax is subject to an interest charge at the rate applicable to deficiencies in income taxes. The entire amount of any gain realized upon the sale or other disposition of the equity interests will be treated as an excess distribution made in the year of sale or other disposition and as a consequence will be treated as ordinary income and, to the extent allocated to years prior to the year of sale or disposition with respect to which we were a passive foreign investment company, will be subject to the interest charge described above.

In certain circumstances, instead of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the ADSs or ordinary shares of a passive foreign investment company as ordinary income under a mark-to-market method, provided that the ADSs or ordinary shares are regularly traded on a qualified exchange. Under current law, the mark-to-market election is only available for ADSs or ordinary shares that are regularly traded within the meaning of U.S. Treasury regulations on certain designated U.S. exchanges and foreign exchanges that meet trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations. The Nasdaq National Market is a qualified exchange. The ordinary shares may not be eligible for mark-to-market treatment under the foregoing rule even if the ADSs otherwise satisfy the applicable requirement.

If a U.S. Holder makes a mark-to-market election, the U.S. Holder will include each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of the U.S. Holder’s ADSs or ordinary shares at the end of the taxable year over such U.S. Holder’s adjusted basis in the ADSs (or ordinary shares, if applicable) and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis of these ADSs or ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain or loss on the sale of the ADSs or ordinary shares will be ordinary income or loss, except that this loss will be ordinary loss only to the extent of the previously included net mark-to-market gain.

If a U.S. Holder owns ADSs or ordinary shares during any year that we are a passive foreign investment company, the U.S. Holder must file Internal Revenue Service Form 8621.

A U.S. Holder is urged to consult its tax advisor concerning the U.S. federal income tax consequences of an investment in our ADSs or ordinary shares if we are or become a passive foreign investment company, including the possibility of making a market-to-market election.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the Government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands are not party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that:

•	no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation applies to us or our operations; and

•	The aforesaid tax or any tax in the nature of estate duty or inheritance tax are not payable on our ordinary shares, debentures or other obligations.

The undertaking that we have obtained is for a period of 20 years from March 1, 2005.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands because of the following benefits associated with being a Cayman Islands corporation:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located in Taiwan. In addition, most of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of our or such persons’ assets are located in Taiwan. As a result, it may be difficult for you to effect service of process within the United States upon us or such persons or to enforce against them or against us in United States courts, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We intend to appoint PTSGE Corp. as our agent for service of process in the United States with respect to any action brought against us in the United States District Court for the Southern District of New York under the securities laws of the United States or any State of the United States or under the deposit agreement or the ADRs referred to under “Description of American Depositary Shares,” or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Preston Gates & Ellis Taiwan Commercial Law Offices, our counsel as to Taiwanese law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands and Taiwan, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof; or

•	be competent to hear original actions brought in each respective jurisdiction, against us or such persons predicated upon the securities laws of the United States or any state thereof.

Conyers Dill & Pearman, has further advised us that the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment, (ii) such courts did not contravene the rules of natural justice of the Cayman Islands, (iii) such judgment was not obtained by fraud, (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands, (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

We have been advised by Preston Gates & Ellis Taiwan Commercial Law Offices that any final judgment obtained against us or such persons in any court other than the courts of Taiwan in respect of any legal suit or proceeding arising out of or relating to the ADSs will be enforced by the Taiwanese courts without further review of the merits only if the court of Taiwan in which enforcement is sought is satisfied as follows: (i) the foreign court rendering the judgment had jurisdiction over the subject matter according to the laws of Taiwan; (ii) if the judgment was rendered by default by the court rendering the judgment, the summons or order necessary for the commencement of the action had been legally served on the defeated party within the jurisdiction of such court within a certain period of time, or service was made through judicial assistance of Taiwan; (iii) the judgment rendered or the procedures conducted by the foreign court is not contrary to the public order or good morals of Taiwan; and (iv) judgments of the Taiwan courts are recognized and enforceable in the foreign court rendering the judgment on a reciprocal basis.

Preston Gates & Ellis Taiwan Commercial Law Offices has further advised that a party seeking to enforce a foreign judgment in Taiwan would, except under limited circumstance, be required to obtain foreign exchange approval from the Central Bank of China for the remittance out of Taiwan of any amounts recovered in respect of such judgment denominated in a currency other than NT dollars.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2005, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Deutsche Bank Securities Inc. is acting as representative, the following respective numbers of our ADSs:

Underwriters	Number of ADSs
Deutsche Bank Securities Inc.
WR Hambrecht + Co
Needham & Company, LLC
Total

The underwriting agreement provides that the underwriters are obligated to purchase all of the ADSs from us and the selling shareholders in this offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

All sales of our ADSs in the United States will be made by U.S. registered broker/dealers.

If the underwriters sell more ADSs than the total number of ADSs set forth in the table above, they have an option to buy up to an additional              ADSs from us and an additional              ADS in the aggregate from the selling shareholders to cover such sales at the initial public offering price per ADS less the underwriting discounts and commissions, which option is exercisable in whole or in part at the discretion of the underwriters at any time or from time to time, within 30 days after the date of the underwriting agreement. To the extent that the underwriters exercise the option, each of them will be obligated, subject to certain conditions, to purchase a number of additional ADSs approximately proportionate to their initial purchase commitment. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised by the underwriters, such option will not exceed 15% of the total number of ADSs sold.

The underwriters propose to offer the ADSs initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of US$              per ADS. The underwriters and selling group members may allow a discount of US$              per ADS on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses to be paid by us:

	Per ADS		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions paid by us
Expenses payable by us
Underwriting discounts and commissions paid by the selling shareholders
Expenses by selling shareholders

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed         % of our ADSs being offered.

None of our major shareholders, directors and executive officers intends to subscribe in this offering and, as far as we are aware, none of any other persons intend to subscribe for more than 5% of our ADSs being offered.

The underwriters may in the future seek to provide financial advisory services to us.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our ADSs or our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or our ordinary shares or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representative for the underwriters for a period of 180 days after the date of this prospectus.

Our executive officers and directors and selling shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ADSs or our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or our ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of our ADSs or ordinary shares, whether any of these transactions are to be settled by delivery of our ADSs or ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representative for the underwriters for a period of 180 days after the date of this prospectus.

The foregoing restrictions do not apply to: (1) transfers of our ordinary shares or ADSs to the underwriters in this offering, (2) transfers of our ordinary shares in connection with the repurchase of such shares by us, (3) transfers of our ADSs or other securities acquired in open market transactions after the completion of this offering, or (4) transfers of any of our ordinary shares, ADSs or other securities by (a) gift, will or intestacy, (b) distributions to an immediate family member or a trust of which the applicable officer, director or shareholder, or such family member is the beneficiary or (c) distribution to (A) a partner or an affiliated partnership of the applicable shareholder (if the applicable shareholder is a partnership), (B) a member or affiliated limited liability company of the applicable shareholder (if the applicable shareholder is a limited liability company) or (C) a wholly-owned subsidiary of the applicable shareholder (if the applicable shareholder is a corporation), in each case under (a), (b) or (c) above, so long as the transferee agrees to be bound by the same lock-up provisions and the transfer does not involve a disposition for value.

The 180-day lock-up period applicable to us, our executive officers, directors and certain of our shareholders, as described above, is subject to adjustment only under the following circumstances. If (1) during the last 17 days of the 180-day lock-up period, (a) we release earnings results or (b) material news or a material event relating to us occurs, or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period following the last day of the 180-day lock-up period, then, in each case, the 180-day lock-up period will be extended until the expiration of the 18-day period beginning on the date of our release of the earnings results or the occurrence of material news or a material event relating to us, unless Deutsche Bank Securities Inc., acting as representative, waives this extension in writing.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We have applied to have our ADSs quoted on the Nasdaq National Market. Before this offering, there has been no public market for our ADSs or ordinary shares. The public offering price will be determined through negotiations among us and the representative for the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, our past and present operations, and the prospects for, and timing of, our future revenues; the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of our ADSs in excess of the number of our ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of our ADSs over-allotted by the underwriters is not greater than the number of our ADSs that they may purchase in the over-allotment option. In a naked short position, the number of our ADSs over-allotted is greater than the number of our ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing in the open market.

•	Syndicate covering transactions involve purchases of our ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of our ADSs to close out the covered short position, the underwriters will consider, among other things, the price of our ADSs available for purchase in the open market as compared to the price at which they may purchase our ADSs through the over-allotment option. If the underwriters sell more of our ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying the additional ADSs over-allotted not covered by the over-allotment option in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of our ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when our ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in our ADSs who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our ADSs until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of our ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

At our request, the underwriters have reserved for sale at the initial public offering price up to                  ADSs representing                  ordinary shares being sold in this offering for our vendors, employees, family members of employees, customers and other third parties. The number of ADSs available for sale to the general public will be reduced to the extent these reserved ADSs are purchased. Any reserved ADSs not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

A prospectus in electronic format may be made available on the Web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute the prospectus electronically. The representative may agree to allocate a number of our ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

United Kingdom. Each underwriter has represented, warranted, and agreed that (a) it has not offered or sold and, prior to the expiry of a period of six months from the completion of the global offering, will not offer or sell any ADSs or ordinary shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (b) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000, or the FSMA, with respect to anything done by it in relation to any ADSs or ordinary shares in, from or otherwise involving the United Kingdom; and (c) it only has communicated or caused to be communicated and only will communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any ADSs or ordinary shares in circumstances in which section 21(1) of the FSMA does not apply to us.

France. This prospectus is not being distributed in the context of a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and thus this prospectus has not been and will not be submitted to the Commission des Opérations de Bourse for approval in France. We and each of the underwriters have represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares to the public in France and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France this prospectus or any other offering material relating to the offer of the GDSs and that such offers, sales and distributions have been and will be made in France (a) to qualified investors (investisseurs qualifiés) and/or (b) to a restricted group of investors (cercle restreint d’investisseurs), in each case, acting for their own account, all as defined in, and in accordance with, Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code and Decree No. 98-880 dated 1st October, 1998. This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients of this prospectus and this prospectus has been distributed on the understanding that such recipients will only participate in the issue or sale of the ADSs for their own account and undertake not to transfer, directly or indirectly, the ADSs to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

Germany. Each underwriter has represented and agreed that (a) this prospectus is not a Securities Selling Prospectus (Verkaufsprospekt) within the meaning of the German Securities Prospectus Act (Verkaufsprospektgesetz) of September 9, 1998, as amended, and has not been filed with and approved by the German Federal Supervisory Authority (Bundesanstalt Für Finanzdienstleistungsaufsicht) or any other German governmental authority; and (b) it has not offered or sold and will not offer or sell any ADSs or ordinary shares or distribute copies of this prospectus or any document relating to the ADSs, directly or indirectly, in Germany except to persons falling within the scope of paragraph 2 numbers 1, 2 and 3 of the German Securities Prospectus Act and by doing so has not taken, and will not take, any steps which would constitute a public offering of the ADSs or ordinary shares in Germany.

Italy. The offering of the ADSs or ordinary shares has not been registered with the Commissione Nazionale per le Societ`a e la Borsa or “CONSOB,” in accordance with Italian securities legislation. Accordingly, each underwriter has represented and agreed that the ADSs or ordinary shares may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ADSs or ordinary shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation No. 11522 of 1st July, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree No. 58 of 24th February, 1998 (or the Finance Law) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation No. 11971 of 14th May, 1999, as amended (or the Issuers Regulation) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale, or delivery of the ADSs or ordinary shares or distribution of copies of this prospectus or any other document relating to the ADSs or ordinary shares in Italy must (a) be made in accordance with all applicable Italian laws and regulations, (b) be made in compliance with Article 129 of Legislative Decree No. 385 of 1st September 1993, as amended, or the Banking Law Consolidated Act, and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities, (c) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and (d) be made only by (1) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Financial Laws Consolidated Act and the relevant implementing regulations; or by (2) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

The Netherlands. Each underwriter has represented and agreed that it has not offered, distributed, sold, transferred or delivered, and will not offer, distribute, sell, transfer or deliver, any ADSs or ordinary shares, directly or indirectly, in the Netherlands, as part of their initial distribution or at any time thereafter, to any person other than our employees or employees of our subsidiaries, individuals who or legal entities which trade or invest in securities in the conduct of their profession or business within the meaning of article 2 of the Exemption Regulation issued under the Securities Transactions Supervision Act 1995, or “Vrijstellingsregeling Wet toezicht effectenverkeer 1995,” which includes banks, brokers, pension funds, insurance companies, securities institutions, investment institutions and other institutional investors, including, among others, treasuries of large enterprises, who or which regularly trade or invest in securities in a professional capacity.

Norway. This prospectus has not been approved by or registered with the Oslo Stock Exchange under Chapter 5 of the Norwegian Securities Trading Act 1997. Accordingly, each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, any ADSs or ordinary shares to any persons in Norway in any way that would constitute an offer to the public other than to persons who invest in securities as part of their professional activity and who are registered with the Oslo Stock Exchange in this capacity, or otherwise only in circumstances where an exemption from the duty to publish a prospectus under the Norwegian Securities Trading Act 1997 shall be applicable.

Sweden. This prospectus has not been approved by or registered with the Swedish Financial Supervisory Authority (Finansinspekitonen). Accordingly, each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, any ADSs or ordinary shares to persons in Sweden, except to a “closed circle” of not more than 200 pre-selected, non-substitutable investors, under the Swedish Financial Instruments Trading Act (“Lag (1991:980) om handel med finansiella instrument”).

Ireland. Each underwriter has represented and agreed that (a) otherwise than in circumstances which are not deemed to be an offer to the public by virtue of the provisions of the Irish Companies Acts, 1963 to 2003, it has not offered or sold, and will not offer or sell, in Ireland, by means of any document, any ADSs or ordinary shares, unless such offer or sale has been or is made to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, and it has not issued, and will not issue, in Ireland any form of application for ADSs or ordinary shares; and (b) it has not made and will not make any offer of ADSs or ordinary shares to the public in Ireland to which the European Communities (Transferable Securities and Stock Exchange) Regulations, 1992 of Ireland would apply, except in accordance with the provisions of those regulations; and (c) it has complied, and will comply, with all applicable provisions of the Investment Intermediaries Act 1995 of Ireland, as amended, with respect to anything done by it in relation to the offer, sale or delivery of the ADSs or ordinary shares in or involving Ireland.

Switzerland. Each underwriter has acknowledged that (a) it has not offered or sold, and will not offer or sell, the ADSs and ordinary shares to any investors in Switzerland other than on a non-public basis; (b) this prospectus does not constitute a prospectus within the meaning of Article 652a and Art. 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht); and (c) none of this offering, the ADSs and ordinary shares has been or will be approved by any Swiss regulatory authority.

Luxembourg. Each underwriter represents, warrants and agrees that the ADS or ordinary shares are not being offered to the public in the Grand Duchy of Luxembourg and each of the underwriters represents, warrants and agrees that it will not offer the ADSs or ordinary shares or cause the offering of the ADSs or ordinary shares or contribute to the offering of the ADSs or ordinary shares to the public in Luxembourg, unless all the relevant legal and regulatory requirements have been complied with. In particular, this offer has not been and may not be announced to the public and offering material may not be made available to the public.

Hong Kong. Each underwriter has represented and agreed that (a) it has not offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any ADSs or ordinary shares other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Chapter 32 of the laws of Hong Kong); and (b) except as permitted under the securities laws of Hong Kong, it has not issued, and will not issue, in Hong Kong any document, invitation or advertisement relating to the ADSs or ordinary shares other than with respect to ADSs or ordinary shares which are intended to be disposed of to persons outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent.

Japan. Each underwriter has acknowledged and agreed that the ordinary shares and ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and are not being offered or sold and any may not be offered or sold, directly and indirectly, in Japan or to or for the account of any resident of Japan, except that the initial purchasers may offer and sell such shares (a) under an exception from the registration requirements of the Securities and Exchange Law of Japan and (b) in compliance with any other applicable requirements of Japanese law. As used in this paragraph, “resident of Japan” means any person residing in Japan including any corporation or other entity organized under the laws of Japan.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it will not offer or sell ADSs or ordinary shares, nor will it make ADSs or ordinary shares the subject of an invitation for subscription or purchase, nor will it circulate or distribute this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of ADSs or ordinary shares, whether directly or indirectly, to the public or any member of the public in Singapore other than:

•	to an institutional investor or other person specified in Section 274 of the Securities and Futures Act 2001, Chapter 289, of Singapore (the Securities and Futures Act);

•	to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Republic of China. The ADSs or ordinary shares may not be offered or sold, directly or indirectly, in the Republic of China.

Korea. The ADSs offered in this offering have not been registered under the Korean Securities and Exchange Law. No ADSs or ordinary shares represented by the ADSs acquired in connection with the distribution have been offered or sold, nor will be offered or sold, directly or indirectly, in Korea or to or for the account of any resident of Korea, except otherwise permitted by applicable provision of Korean laws and regulations, including, without limitation, the Korean Securities and Exchange Law and the Foreign Exchange Transaction Law.

Cayman Islands. This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

LEGAL MATTERS

The validity of the ADSs and certain legal matters as to United States federal and New York law will be passed upon for us by Preston Gates & Ellis LLP. Certain legal matters as to United States federal and New York law will be passed upon for the underwriters by Shearman & Sterling LLP. The validity of the ordinary shares and certain other legal matters as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters as to Taiwan law will be passed upon for us by Preston Gates & Ellis Taiwan Commercial Law Offices and for the underwriters by Russin & Vecchi.

EXPERTS

The consolidated financial statements of Silicon Motion Technology Corporation as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 included herein and in the prospectus have been audited by Deloitte & Touche, an independent registered public accounting firm, as stated in their reports appearing elsewhere herein and elsewhere in the prospectus, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte & Touche are located at 12th Floor, Hung-Tai Plaza, 156 Min Sheng East Road, Sec. 3, Taipei 105, Taiwan.

EXPENSES RELATED TO THIS OFFERING

The following table sets forth the estimated costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the offering described in the Registration Statement (all amounts are estimated except the SEC registration fee and National Association of Securities Dealers, Inc. filing fee).

Securities and Exchange Commission registration fee	US$
National Association of Securities Dealers, Inc. filing fee
Nasdaq National Market listing fee
Legal fees and expenses
Accounting fees and expenses
Printing costs
Transfer agent fees
Miscellaneous

Total	US$

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC, a registration statement on Form F-1 under the Securities Act in connection with this offering of our ADSs. A related registration statement on Form F-6 has also been filed with the SEC to register the ADSs as represented by the ADRs. This prospectus, which forms a part of the registration statement on Form F-1, does not contain all of the information set forth in these registration statements, and the exhibits and schedules thereto. We have omitted certain portions of these registration statements from the prospectus in accordance with the rules and regulations of the SEC. You should refer to these registration statements for further information. Statements contained in this prospectus as to the contents of any contract or other document that is filed as an exhibit to the registration statements are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or document. Upon declaration by the SEC of the effectiveness of the registration statements, we will become subject to the periodic reporting and other informational requirements of the Exchange Act, applicable to a foreign private issuer. Under the Exchange Act, we will file annual reports on Form 20-F within six months of our fiscal year end and we will furnish other reports and information under cover of Form 6-K with the SEC. Copies of the registration statements, their accompanying exhibits, as well as such reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the SEC’s Public Reference Room located at 100 F Street NE, Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-551-8090 or by contacting the SEC at its website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. Please see “Description of American Depositary Shares” for more information regarding responsibilities of the depositary. We also intend to furnish the SEC under Form 6-K with quarterly reports containing certain unaudited financial information.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Silicon Motion Technology Corporation

We have audited the accompanying consolidated balance sheets of Silicon Motion Technology Corporation and its subsidiaries ( the “Company”) as of December 31, 2003 and 2004 and the related consolidated statements of income, changes in shareholders’ equity and comprehensive income (loss) and cash flows for the years ended December 31, 2002, 2003 and 2004, all expressed in New Taiwan dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Silicon Motion Technology Corporation and its subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2002, 2003 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of New Taiwan Dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3 to the financial statements. Such U.S. dollar amounts are presented for the convenience of the readers.

Deloitte & Touche

Hsinchu, Taiwan

Republic of China

March 18, 2005 (April 26, 2005 as to Note 1, May 1, 2005 as to Note 21 and May 13, 2005 as to Note 16)

SILICON MOTION TECHNOLOGY CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and par value)

	December 31			March 31
	2003	2004	2004	2005	2005
	NT$	NT$	US$	NT$	US$
			(Note 3)		(Note 3)
				(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	763,545	727,165	23,114	159,567	5,072
Short-term investments	—	154,428	4,909	725,309	23,055
Accounts receivable, net	172,524	449,572	14,290	243,841	7,751
Inventories	155,853	509,149	16,184	357,587	11,366
Refundable deposits — current	40,695	107,527	3,418	95,000	3,020
Deferred income tax assets, net	69,899	35,330	1,123	38,775	1,233
Prepaid expenses and other current assets	20,663	68,337	2,172	86,191	2,739

Total current assets	1,223,179	2,051,508	65,210	1,706,270	54,236
Long-term investments	7,195	3,142	100	3,142	100
Property and equipment, net	52,610	65,657	2,087	70,225	2,232
Intangible assets, net	38,080	6,843	217	5,718	182
Other assets	41,281	39,887	1,268	63,156	2,008

Total assets	1,362,345	2,167,037	68,882	1,848,511	58,758

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	140,839	545,818	17,350	106,919	3,399
Income tax payable	—	78,133	2,484	94,915	3,017
Accrued expenses and other current liabilities	105,573	88,139	2,801	96,398	3,064

Total current liabilities	246,412	712,090	22,635	298,232	9,480
Accrued pension cost	4,049	4,813	153	5,516	175
Other long-term liabilities	3,293	1,901	60	1,758	56

Total liabilities	253,754	718,804	22,848	305,506	9,711

Commitments and Contingencies (see Note 18)
Shareholders’ Equity
Common stock — NT$10 par value
Authorized: 90,000,000 at December 31, 2003 and 195,000,000 shares at December 31, 2004 and March 31, 2005
Issued and outstanding: 90,000,000 at December 31, 2003 and 105,412,000 shares at December 31, 2004 and March 31, 2005	900,000	1,054,120	33,507	1,054,120	33,507
Additional paid-in capital	719,160	1,053,601	33,490	1,053,601	33,490
Accumulated other comprehensive income (loss)	3,318	81	2	(1,192)	(38)
Accumulated deficit	(513,887)	(659,569)	(20,965)	(563,524)	(17,912)

Total shareholders’ equity	1,108,591	1,448,233	46,034	1,543,005	49,047

Total liabilities and shareholders’ equity	1,362,345	2,167,037	68,882	1,848,511	58,758

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Year Ended December 31				Three months Ended March 31
	2002	2003	2004	2004	2004	2005	2005
	NT$	NT$	NT$	US$	NT$	NT$	US$
				(Note 3)			(Note 3)
						(Unaudited)
Net sales	456,874	915,070	2,166,727	68,872	379,326	515,261	16,378
Cost of sales	366,236	424,668	1,274,410	40,509	212,443	290,729	9,241

Gross profit	90,638	490,402	892,317	28,363	166,883	224,532	7,137

Operating expenses
Research and development	107,504	203,646	238,485	7,581	42,417	69,036	2,195
Sales and marketing	52,593	125,680	141,136	4,486	32,677	32,008	1,018
General and administrative	38,230	69,262	103,303	3,284	17,011	25,298	804
Amortization of intangible assets	8,048	24,145	17,758	564	4,440	1,125	35
Impairment of intangible assets	—	54,143	11,718	372	—	—	—
In-process research and development	310,813	—	—	—	—	—	—
Restructuring charges	10,170	—	—	—	—	—	—

Total operating expenses	527,358	476,876	512,400	16,287	96,545	127,467	4,052

Operating income (loss)	(436,720)	13,526	379,917	12,076	70,338	97,065	3,085

Nonoperating income (expenses)
Gain on sales of investments — net	8,851	8,063	10,135	322	409	2,945	94
Interest income	1,882	1,335	646	21	95	541	17
Foreign exchange gain (loss) — net	(3,504)	1,483	13,719	436	(3,667)	(1,550)	(50)
Impairment of long-term investments	(795)	(9,832)	(4,053)	(129)	—	—	—
Interest expense	(209)	(97)	(169)	(5)	(62)	(12)	—
Other, net	4,252	1,560	909	29	310	(16)	—

Total nonoperating income (expenses)	10,477	2,512	21,187	674	(2,915)	1,908	61

Income (loss) before income taxes	(426,243)	16,038	401,104	12,750	67,423	98,973	3,146
Income tax (benefit) expense	9,573	(94,405)	133,101	4,231	13,797	2,928	93

Net income (loss)	(435,816)	110,443	268,003	8,519	53,626	96,045	3,053

Earnings (loss) per share:
Basic and diluted	(6.53)	1.14	2.58	0.08	0.52	0.91	0.03

Weighted average shares outstanding
Basic and diluted	66,752	96,901	103,878	103,878	103,050	105,412	105,412

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(in thousands, except per share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Equity
	Shares	Amount
		NT$	NT$	NT$	NT$	NT$
BALANCE, JANUARY 1, 2002	35,500	355,000	383,387	—	(188,514)	549,873
Net loss	—	—	—	—	(435,816)	(435,816)
Foreign exchange translation adjustments	—	—	—	4,813	—	4,813

Comprehensive loss						(431,003)
Issuance of common stock to SMI USA preferred shareholders	25,421	254,206	94,056	—	—	348,262
Issuance of common stock to former employees, directors and others of SMI USA	18,544	185,444	68,614	—	—	254,058
Issuance of common stock for cash at NT$15.8 per share	535	5,350	3,103	—	—	8,453

BALANCE, DECEMBER 31, 2002	80,000	800,000	549,160	4,813	(624,330)	729,643
Net income	—	—	—	—	110,443	110,443
Foreign exchange translation adjustments	—	—	—	(1,495)	—	(1,495)

Comprehensive income						108,948
Issuance of common stock for cash at NT$27 per share	10,000	100,000	170,000	—	—	270,000

BALANCE, DECEMBER 31, 2003	90,000	900,000	719,160	3,318	(513,887)	1,108,591
Net income	—	—	—	—	268,003	268,003
Net unrealized gains on available-for-sale securities	—	—	—	697	—	697
Foreign exchange translation adjustments	—	—	—	(3,934)	—	(3,934)

Comprehensive income						264,766
Stock dividends — 14.5%	13,050	130,500	283,185	—	(413,685)	—
Stock bonus to employees	2,362	23,620	51,256	—	—	74,876

BALANCE, DECEMBER 31, 2004	105,412	1,054,120	1,053,601	81	(659,569)	1,448,233
Net income for the three months ended March 31, 2005	—	—	—	—	96,045	96,045
Net unrealized gains on available-for-sale securities	—	—	—	(697)	—	(697)
Foreign exchange translation adjustments	—	—	—	(576)	—	(576)

Comprehensive income						94,772

BALANCE, MARCH 31, 2005 (UNAUDITED)	105,412	1,054,120	1,053,601	(1,192)	(563,524)	1,543,005

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31				Three Months Ended March 31
	2002	2003	2004	2004	2004	2005	2005
	NT$	NT$	NT$	US$ (Note 3)	NT$	NT$	US$ (Note 3)
					(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	(435,816)	110,443	268,003	8,519	53,626	96,045	3,053
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	19,541	28,210	21,734	691	3,904	5,309	169
Amortization of intangible assets	8,048	24,145	17,758	564	4,440	1,125	35
In-process research and development	310,813	—	—	—	—	—	—
Impairment of intangible assets	—	54,143	11,718	372	—	—	—
Gain on sales of investments	(8,851)	(8,063)	(10,135)	(322)	(409)	(2,945)	(94)
Impairment of long-term investments	795	9,832	4,053	129	—	—	—
Stock bonus to employees	—	23,620	51,256	1,629	—	—	—
Loss on disposal of properties	9,917	1,032	2,124	67	7	11	—
Deferred income taxes	9,573	(95,255)	54,464	1,731	5,089	(13,987)	(445)
Accrued pension cost	135	664	764	24	250	703	22
Deferred rent	(807)	(4,237)	96	3	(27)	(76)	(2)
Changes in operating assets and liabilities:
Accounts receivable	25,860	(103,097)	(277,048)	(8,806)	(26,599)	205,731	6,539
Inventories	88,006	(24,175)	(353,621)	(11,240)	(81,957)	151,562	4,818
Prepaid expenses and other current assets	(3,935)	4,159	(47,674)	(1,515)	(23,223)	913	30
Accounts payable	(17,810)	83,218	404,979	12,873	71,534	(438,899)	(13,951)
Accrued expenses and other current liabilities	(59,442)	23,683	8,099	257	(18,173)	(9,873)	(314)
Income tax payable	—	—	78,133	2,484	8,529	16,782	533

Net cash provided by (used in) operating activities	(53,973)	128,322	234,703	7,460	(3,009)	12,401	393

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of short-term investments	(4,342,593)	(3,130,391)	(2,646,924)	(84,136)	(758,886)	(1,405,229)	(44,667)
Sales and maturities of short-term investments	4,351,444	3,138,454	2,502,631	79,549	180,946	837,293	26,615
Purchase of long-term investments	(11,880)	—	—	—	—	—	—
Purchase of properties	(3,018)	(13,996)	(36,409)	(1,157)	(14,418)	(9,979)	(317)
Business acquisition — net of cash acquired	(3,113)	—	—	—	—	—	—
Proceeds from disposal of properties	14,993	1,385	476	15	—	—	—
Decrease (increase) in refundable deposits	(37,325)	14,254	(82,875)	(2,634)	(90,245)	(897)	(29)

Net cash provided by (used in) investing activities	(31,492)	9,706	(263,101)	(8,363)	(682,603)	(578,812)	(18,398)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	8,453	270,000	—	—	—	—	—
Increase (decrease) in other long-term liabilities	3,900	(1,438)	(3,081)	(98)	(1,248)	(637)	(20)

Net cash provided by (used in) financing activities	12,353	268,562	(3,081)	(98)	(1,248)	(637)	(20)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(73,112)	406,590	(31,479)	(1,001)	(686,860)	(567,048)	(18,025)
EFFECT OF EXCHANGE RATE CHANGES	7,720	(1,485)	(4,901)	(155)	(1,677)	(550)	(17)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	423,832	358,440	763,545	24,270	763,545	727,165	23,114

CASH AND CASH EQUIVALENTS, END OF PERIOD	358,440	763,545	727,165	23,114	75,008	159,567	5,072

SUPPLEMENTAL INFORMATION
Interest paid	156	97	169	5	62	12	—

Income taxes paid	—	740	450	14	178	80	3

Business acquired
Fair value of assets acquired, net of cash acquired	721,147
Fair value of liabilities assumed	(115,714)
Purchase price funded with non-cash capital contributions	(602,320)

Cash paid for business acquisition	3,113

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

1.    Organization and operations

Silicon Motion Technology Corporation (“SMTC” or “the Company”) is a holding company incorporated in the Cayman Islands on January 27, 2005. Substantially all of the Company’s operations are conducted through Silicon Motion, Inc., a wholly-owned subsidiary of SMTC, located in Taiwan (“SMI”). The Company is a fabless semiconductor company that designs, develops and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. The Company’s semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives and multimedia systems-on-a-chip, or SoCs, used in digital media devices such as MP3 players, PC cameras, PC notebooks and broadband multimedia phones.

SMI was incorporated in Taiwan on April 8, 1997 and its shares were approved for public issue in Taiwan in December 1999. SMI’s common stock was traded on the Emerging Stock Board of the Taiwan GreTai Securities Market from June 27, 2003 to April 18, 2005 when SMI, following shareholder approval, terminated the quotation of its common shares. On April 25, 2005, shareholders of SMI exchanged an aggregate of 105,412 thousand shares of common stock of SMI for an aggregate of 105,412 thousand ordinary shares of SMTC. Therefore, all the shareholders of SMI became the holders of an aggregate of 100% of the outstanding shares of SMTC which in turn became the holder of 100% of the outstanding shares of SMI. SMI shareholders also approved to revoke SMI’s public company status in Taiwan. Such revocation has been approved by the Securities and Futures Bureau of Taiwan on April 26, 2005.

As a result of the share exchange, 100% of the outstanding shares of SMTC are owned by former shareholders of SMI. Consequently, the exchange was accounted for as a reverse merger and the financial statements of SMTC present the historical results, assets and liabilities of SMI on the consummation of the reverse merger as if SMI was the acquiror.

2.    Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of the SMTC and its wholly-owned subsidiaries. The Company owns 100% of the outstanding stock in all of its subsidiaries, except for Silicon Motion Hong Kong Limited which the Company owns 99.99%. All intercompany amounts and transactions have been eliminated on consolidation.

The consolidated financial statements as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 included herein are unaudited and have been prepared by the Company pursuant to the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted as permitted by such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments, including normal recurring adjustments, necessary for a fair presentation of results for the interim periods have been made. The results for the three months ended March 31, 2005 are not necessarily indicative of results of the Company to be expected for the full fiscal year.

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, investments in debt securities and accounts receivable. Cash and investments are deposited with high credit-quality financial institutions. For accounts receivable, the Company performs ongoing credit evaluations of its customers’ financial condition and the Company maintains an allowance for doubtful accounts receivable based upon a review of the expected collectibility of individual accounts.

Fair value of financial instruments

The carrying amount of the Company’s financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximates fair value due to the short-term maturity of the instruments. Fair values of short-term investments and long-term investments represent quoted market prices, if available. If no quoted market prices are available, fair values are estimated based on other factors.

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of not more than three months when purchased to be cash equivalents.

Short-term investments

The Company maintains its excess cash in bond funds. The weighted-average method is used to determine the cost of securities sold, with realized gains and losses reflected in nonoperating income and expenses. The Company classifies its investments as available-for-sale which are recorded at fair value with unrealized holding gains and losses reported in a separate component of shareholders’ equity in accumulated other comprehensive income (loss).

Inventories

Inventories are stated at the lower of cost or market value. Market value represents the replacement cost for raw materials and net realizable value for finished goods and work in process. The Company writes down its inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. In estimating reserves for obsolescence, the Company primarily evaluates estimates based on the timing of the introduction of new products and the quantities remaining of our old products and provides reserves for inventory on hand in excess of the estimated demand.

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

Long-term investments

Long-term investments over which the Company does not exercise significant influence are accounted for under the cost method of accounting. Management evaluates related information in addition to quoted market prices, if any, in determining the fair value of these investments and whether an other than temporary decline in value exists. Factors indicative of an other than temporary decline include recurring operating losses, credit defaults and subsequent rounds of financings at an amount below the cost basis of the investment. The list is not all inclusive and management periodically weighs all quantitative and qualitative factors in determining if any impairment loss exists.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Significant additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight-line method over service lives that range as follows: buildings — 25 years; machinery and equipment — 3 to 6 years; furniture and fixtures — 3 to 8 years; software—1 to 5 years; leasehold improvement — the shorter of the estimated useful life or the applicable lease term which is generally 2 to 6 years. Depreciation expense recognized during the years ended December 31, 2002, 2003 and 2004 was approximately NT$19,541 thousand, NT$28,210 thousand and NT$21,734 thousand (US$691 thousand), respectively, and during the three months ended March 31, 2004 and 2005 was approximately NT$3,904 thousand (unaudited) and NT$5,309 thousand (US$169 thousand) (unaudited), respectively.

Upon the sale or other disposal of property and equipment, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is credited or charged to current income.

Property and equipment covered by agreements qualifying as capital leases are carried at the lower of the present value of future minimum rent payments or the market value of the property on the starting date of the lease. The Company’s periodic rental payment includes the purchase price of the leased property and the interest expense.

Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate the carrying value may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flows expected to result from the use of an asset and its eventual disposition. The estimate of cash flows is based upon, among other things, certain assumptions about expected future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. If the sum of the undiscounted cash flows is less than the carrying value, an impairment loss is recognized, measured as the amount by which the carrying value exceeds the fair value of the asset.

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

Other assets

Other assets consist of deferred income tax assets-noncurrent and refundable deposits for subsidy loans, obtaining foundry capacity, office leases and deposits required for litigation in Taiwan courts.

Pension costs

The Company has a defined benefit pension plan for all regular employees, which provides benefits based on the length of service and average monthly salary computed based on the final six months of employment. The Company makes monthly contributions, equal to 2% of salaries, to a pension fund that is administered by a pension fund monitoring committee and deposited in the committee’s name in the Central Trust of China which is in Taiwan. Net periodic pension costs are recorded on the basis of actuarial reports, and the unrecognized net transition obligation is amortized over 24 years.

Revenue recognition

Revenue from product sales is generally recognized upon shipment to the customer provided that the Company has received a signed purchase order, the price is fixed or determinable, transfer of title has occurred in accordance with the shipping terms specified in the arrangement with the customer, collectibility from the customer is considered reasonably assured, product returns are reasonably estimable and there are no remaining significant obligations or customer acceptance requirements.

The Company grants certain distributors limited rights of return and price protection rights on unsold products. The return rights are generally limited to five percent of the monetary value of products purchased within the preceding six months, provided the distributor places a corresponding restocking order of equal or greater value. An allowance for sales returns for distributors and all customers is recorded at the time of sale based on historical returns information available, management’s judgment and any known factors at the time the financial statements are prepared that would significantly affect the allowance. Price protection rights are based on the inventory products the distributors have on hand at the date the price protection is offered. A reserve for price adjustments is recorded based on the estimated products on hand at the distributors and historical experience. The Company incurred actual price adjustments to distributors of NT$838 thousand (US$27 thousand) during 2004.

The Company provides a warranty period of one year for manufacturing defects of its products. Warranty returns have been infrequent and relate to defective or off-specification parts. The Company estimates a reserve for warranty based on historical experience and records this amount to cost of sales. To date, the Company has not experienced significant costs associated with warranty returns.

Research and development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products, or at significantly enhancing existing products as well as expenditures incurred for the design and testing of product alternatives. All expenditures related

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

to research and development activities of the Company are charged to operating expenses when incurred. Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved.

Advertising expenses

The Company expenses all advertising and promotional costs as incurred. Advertising costs charged to expense amounted to NT$1,939 thousand, NT$1,637 thousand, and NT$2,552 thousand (US$81 thousand) for the years ended December 31, 2002, 2003, and 2004, respectively, and amounted to NT$810 thousand (unaudited) and NT$311 thousand (US$10 thousand) (unaudited) for the three months ended March 31, 2004 and 2005.

Income taxes

Under current ROC tax regulations, the current year’s earnings, on an after tax basis, that are not distributed in the following year are subject to a 10% additional income tax. This 10% additional income tax is recognized in the period during which the related earnings are generated.

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”. The provision for income tax represents income tax paid and payable for the current year plus the changes in the deferred income tax assets and liabilities during the years. Deferred income tax assets are recognized for net operating loss carryforwards, research and development credits, and temporary differences. The Company believes that uncertainty exists regarding the realizability of certain deferred income tax assets and, accordingly, has established a valuation allowance for those net deferred income tax assets to the extent the realizability is not deemed more likely than not.

Foreign currency transactions

The functional currency is the local currency of the respective entities. Foreign currency transactions are recorded at the rates of exchange in effect when the transaction occurs. Gains or losses, resulting from the application of different foreign exchange rates when cash in foreign currency is converted into the entities’ functional currency, or when foreign currency receivables and payables are settled, are credited or charged to income in the period of conversion or settlement. At the balance sheet date, the balances of foreign currency monetary assets and liabilities are restated based on prevailing exchange rates and any resulting gains or losses are credited or charged to income.

Translation of foreign currency financial statements

The reporting currency of the Company is the New Taiwan dollar. Accordingly, the financial statements of the foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: assets and liabilities — current rate on the balance sheet date; shareholders’ equity — historical rates; income and expenses — average rate during the period. The resulting translation adjustment is recorded as a separate component of shareholders’ equity in accumulated other comprehensive income.

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

Comprehensive income (loss)

Comprehensive income and loss represents net income plus the results of certain changes in shareholders’ equity during a period from non-owner sources that are not reflected in the consolidated statement of income.

Legal contingencies

The Company is currently involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the pending claims and litigation and revises these estimates as appropriate. Such revisions in the estimates of the potential liabilities could have a material impact on the results of operations and financial position.

Earnings per share

Basic earnings per share is computed by dividing net earnings attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted net earnings per share reflects the potential dilution that could occur if potential common stock was exercised. Common stock equivalents are excluded from the computation of the diluted net income per share in periods when their effect is anti-dilutive. The Company’s common stock equivalent consists only of common stocks issuable upon the exercise of employee stock options (using the treasury stock method).

The numerators and denominators used in computing earnings (loss) per share were as follows (in thousands except earnings (loss) per share):

	Year Ended December 31				Three Months Ended March 31
	2002	2003	2004	2004	2004	2005	2005
	NT$	NT$	NT$	US$	NT$	NT$	US$
				(Note 3)			(Note 3)
					(Unaudited)
Net income (loss) in thousands	(435,816)	110,443	268,003	8,519	53,626	96,045	3,053

Weighted average thousand share outstanding — basic and diluted	66,752	96,901	103,878	103,878	103,050	105,412	105,412

Earnings (loss) per share —basic and diluted	(6.53)	1.14	2.58	0.08	0.52	0.91	0.03

Stock-based compensation

The Company accounts for stock-based awards to employees and directors using the intrinsic value method of accounting in accordance with Accounting principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25) and related interpretations. Under

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

the intrinsic value method, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in income. Had the Company applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based compensation,” (SFAS No. 123) to options granted under the stock option plan, compensation cost would have been recognized for the year ended December 31, 2004. As the Company granted initial options on December 31, 2004, the proforma compensation cost is deemed insignificant for the year ended December 31, 2004. The estimated weighted average fair value for the options granted on December 31, 2004 was approximately NT$19.34 per share. Because the estimated value is determined as of the date of grant, the actual value ultimately realized by the employee may be significantly different.

Had compensation cost for the options granted to employees on December 31, 2004 been determined based on the fair value at the grant date, as described in SFAS No. 123, the Company’s proforma net income for the three months ended March 31, 2005 would have been as follows:

	Three Months Ended March 31, 2005
	NT$	US$
		(Note 3)
	(Unaudited)
	(In Thousands)
Net income as reported	96,045	3,053
Add: Stock compensation as reported	—	—
Less: Stock compensation determined using the fair value method	(7,654)	(243)

Pro forma net income	88,391	2,810

Earnings per share, basic and diluted (NT$):
As reported	0.91	0.03

Proforma	0.84	0.03

The Company calculated the fair value at the date of grant using the Black-Scholes option valuation model with the following assumptions:

Method:	Black-Scholes Model
Assumptions:
Expected dividend yield	0%
Expected volatility	71.24%
Risk free interest rate	3.50%
Expected life	3.2 years

Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 123R “Share-Based Payment.” SFAS No. 123R requires that companies recognize compensation expense equal to the fair value of stock options or other share based payments for the annual reporting period beginning after June 15, 2005. SFAS No. 123R will apply to all awards granted after January 1, 2006, and prior period’s awards that are modified, repurchased, or cancelled after January 1, 2006. The impact on the

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

Company’s net income will include the remaining amortization of the fair value of existing options currently granted and is contingent upon the number of future options granted, the selected transition method and the selection of either the Black-Scholes or the binomial lattice model for valuing options.

3.    US dollar amounts

The Company maintains its accounts and expresses its financial statements in New Taiwan dollars. For convenience only, U.S. dollar amounts presented in the accompanying financial statements have been translated from New Taiwan dollars, using the U.S. Federal Reserve Bank of New York noon-buying rate of NT$31.46 to US$1 on March 31, 2005. The convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, could have been or could in the future be, converted into U.S. dollars at this or any other exchange rate.

4.    Restructuring charges

In May 2002, the Board of Directors of SMI resolved a plan to change its business strategy from a flash memory system provider and manufacturer to a designer of integrated circuits for the multimedia consumer electronics market. SMI recorded restructuring and other special charges of NT$10,170 thousand. The charges consisted of the write-down and loss on disposal of certain manufacturing equipment and facilities of approximately NT$8,568 thousand. The charges also include approximately NT$1,602 thousand for severance and fringe benefits related to a reduction in workforce of approximately 33 employees who were primarily in the manufacturing function. These charges were classified as operating expenses in 2002 in the consolidated statements of income. Cash expenditures relating to workforce reductions were substantially paid by December 31, 2002.

5.    Acquisition of SMI USA

In August 2002, SMI, formerly Feiya Technology Corporation (“Feiya”), acquired Silicon Motion Incorporated located in San Jose, California (“SMI USA”) and subsequently changed its name from “Feiya Technology Corporation” to “Silicon Motion, Inc”. SMI USA was incorporated in California in November 1995. SMI USA researches, develops, produces and sells low-power silicon solutions for mobile information access devices, including laptops, point-of-sale systems and handheld devices.

As a result of the Merger, SMI USA became a wholly-owned subsidiary of SMI. For accounting purposes, the transaction was accounted for under the purchase method of accounting with SMI as the acquiror. In exchange for 100% of the outstanding shares of stock of SMI USA (approximately 25.4 million preferred shares), SMI issued one share of Feiya common stock (or 25.4 million shares of Feiya common stock). Each share of outstanding common stock of SMI USA was repurchased by SMI USA and cancelled prior to the Merger. Each outstanding option and warrant to purchase SMI USA common stock was cancelled prior to the Merger. In conjunction with the Merger, Feiya also issued 18.5 million shares of its common stock to former employees, directors and former common shareholders of SMI USA.

SMI USA at the time of the Merger designed and marketed embedded graphic chips and multimedia companion chips for accelerating graphics video and audio to enable applications

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

such as high-resolution handhelds, wireless broadband terminals, LCD presentation devices and consumer devices.

The purchase consideration is summarized as follows (in thousands NT$):

Fair market value of Feiya common stock issued to SMI USA preferred shareholders	348,262
Fair market value of Feiya common stock issued to former employees, directors and former common shareholders of SMI USA	254,058
Transaction costs	7,638

Total purchase consideration	609,958

At the time of the acquisition, Feiya was a privately-held company and thus a quoted market price was not available. Accordingly, in order to prepare its financial statements under U.S. GAAP, SMI determined the fair market value of Feiya’s common stock utilizing generally accepted valuation methodologies by making complex and subjective judgements. Management assessed the reasonable valuation methodologies such as the income approach, market and net asset approach to value the Feiya enterprise. As Feiya had changed its core business model as of the valuation date and it was not reasonable to use the historical financial statements to justify the cash flow projections for the new business in order to use the income approach. In addition, there were no direct comparable companies to Feiya’s new business in which to use the market approach. Accordingly, management determined that the net asset methodology was the most applicable as approximately 75% of Feiya’s net asset value was held in cash and short term deposits. The remaining net assets which comprised primarily long-term investments were written down to their estimated fair values. Based on these primary factors, the fair market value of the 43.9 million shares of Feiya common stock issued was determined to be NT$13.7 per share, or a total of NT$602,320 thousand (US$17.6 million) at the date of consummation of the Merger. The fair market value of Feiya common stock has been allocated to common stock and additional paid-in capital with the full amount of the fair market value of the shares issued to former employees and directors allocated to the purchase price as there was no vesting or future service requirements associated with the issuance.

The following sets forth SMI’s estimates of the fair values of the assets acquired and liabilities assumed in the Merger as of August 30, 2002 (in thousands NT$):

Cash	4,525
Inventories	161,548
Other current assets	71,965
Property and equipment	36,566
Other assets	5,825
Identifiable intangible assets	134,430
In-process research and development (IPR&D)	310,813
Accounts payable	(25,445)
Accrued expenses and other current liabilities	(82,786)
Long-term liabilities	(7,483)

Net assets acquired	609,958

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

The excess of the purchase price over the fair value of the net tangible assets acquired has been reflected as identifiable intangible assets. The identifiable intangible assets and respective useful lives are as follows (in thousands NT$):

Developed technology (5 years)	110,496
Trademarks (6 years)	23,934

Total identifiable intangible assets	134,430

The identifiable intangible assets were valued using the income approach and a discount rate of 23%. The purchased developed technology consisted of a patented embedded, low-power display controller with 2D/3D graphics capability, dual display and Quickrotate functions, embedded DRAM, Multi-Chip BGA, and a Windows related display driver. Under the income approach, the fair value reflected the present value of the projected cash flows that at the time were expected to be generated by the products incorporating the developed technology. The market for the developed technology was primarily to a few customers as the controller was based on an older generation graphics and display technology. However, SMI USA expected newly introduced consumer and computing devices, such as the broadband internet video phone, car navigation system, and Tablet PC as next generation of notebook computers, would be able to utilize this technology and had factored a 20% growth rate in revenues from the controller as a result of expected consumer acceptance of the new consumer devices. The estimated useful life of five years was based on the estimated revenues and cash flows expected to be generated from the sale of the controller.

The income approach utilized for the trademark was the relief from royalty methodology, under which an estimate was made as to the appropriate royalty income that would be negotiated in an arm’s length transaction if the subject intangible asset were licensed from an independent third-party owner. SMI believes that customers usually place a heavy emphasis on supplier reliability and product performance and as such, believed that SMI USA had a valuable name with which to be associated and subsequently changed its name to Silicon Motion Inc. Revenue streams from the developed technology as well as the future estimated revenues associated with the IPR&D products were included in determining the fair value of the trademark. The estimated useful life of six years was based on the estimated life of the products to which the trademark applied. These assets are amortized on a straight-line basis over their estimated useful lives.

The amount allocated to IPR&D of NT$310,813 thousand was expensed upon completion of the Merger as it was determined that the projects in development from SMI USA: a) had not reached technological feasibility, b) had no alternative future uses and c) were uncertain to be successfully developed. SMI USA had two primary projects in development at the time of the Merger, namely the development of a multimedia display processor and a DSP for MP3 and WMA with a digital audio and encode/decode function. SMI used an income approach based on projected discounted cash flows using a discount rate of 25% in order to determine the fair values of these projects. The discount rate was determined using a weighted-average cost of capital analysis, as adjusted to reflect additional risks, such as the probability of achieving technological success and market acceptance. Each of the projects was analyzed considering factors such as: a) its stage of completion, b) its technological innovation, c) any existence and utilization of core technology and d) any resources needed to complete the remaining

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

development efforts. The material risks associated with the incomplete projects included SMI’s inability to timely complete the projects within allocated resources and the inability to market and sell the products from these projects.

The multimedia display processor represented approximately 60% of the estimated fair value of our IPR&D charge. The technology associated included a 2-dimensional graphics and video processor. SMI estimated that the multimedia display processor was approximately 35% completed at the time of the Merger. Because of the complexity of developing a multimedia display processor with multiple functions and software support, it was estimated that SMI USA had expended a significant portion of its research and development resources on the project. SMI USA anticipated that it would have integrated all multimedia functions and multiple operating systems into the multimedia display processor such that it was able to operate across many hardware platforms. Due to the complexity of the project, it was determined that SMI would need to expend significant resources to integrate additional functions into the multimedia display processor, as well as to develop supported software and firmware. SMI was subsequently able to complete the project and began selling the multimedia display processor in the first quarter of 2004.

SMI estimated that the DSP project was approximately 65% complete at the date of the Merger as it was determined that the architecture and hardware of the DSP had been developed but that it was not saleable as a standalone product. SMI planned to incorporate flash memory technology and input/output functionality in order to develop a more complete consumer product. In addition, it was determined that SMI would need to develop software and firmware support for the DSP project so that the product may play back digital audio recordings and record voice with noise cancellation function. The project was subsequently completed in the second quarter of 2004 and SMI began selling the DSP product in the fourth quarter of 2004.

The Merger was accounted for as a purchase and the operating results of SMI USA have been included in SMI’s operations from August 30, 2002. The following unaudited pro forma information represents a summary of the results of operations as if the Merger occurred on January 1, 2002 and includes amortization of identifiable intangibles and unearned compensation from that date (in thousands NT$ except loss per share that is in NT$):

Net sales	786,205
Net loss	(585,881)
Net loss per share	(8.78)

Net loss per share is based on 66,752 thousand weighted average shares outstanding.

The pro forma results are based on various assumptions and are not necessarily indicative of what would have occurred had the Merger closed on January 1, 2002.

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

6.    Cash and cash equivalents

	December 31			March 31
	2003	2004	2004	2005	2005
	NT$	NT$	US$	NT$	US$
			(Note 3)		(Note 3)
				(Unaudited)
	(In Thousands)
Petty cash	3,316	100	3	116	4
Demand deposits and checking deposits	747,229	685,600	21,793	132,857	4,223
Time deposits	13,000	41,465	1,318	26,594	845

	763,545	727,165	23,114	159,567	5,072

7.    Short-term investments

Realized gains on sales of short-term investments were NT$8,851 thousand, NT$8,063 thousand and NT$10,135 thousand (US$322 thousand) for the years ended December 31, 2002, 2003 and 2004, respectively, and were NT$409 thousand and NT$2,945 thousand (US$94 thousand) for the three months ended March 31, 2004 and 2005, respectively. Net unrealized gains were NT$697 thousand (US$22 thousand) as of December 31, 2004 and nil as of March 31, 2005.

8.    Accounts receivable

	December 31			March 31
	2003	2004	2004	2005	2005
	NT$	NT$	US$	NT$	US$
			(Note 3)		(Note 3)
				(Unaudited)
	(In Thousands)
Trade accounts receivable	192,827	471,160	14,976	265,796	8,449
Allowance for doubtful accounts	(1,918)	(4,833)	(154)	(5,076)	(162)
Allowance for sales returns and discounts	(18,385)	(16,755)	(532)	(16,879)	(536)

	172,524	449,572	14,290	243,841	7,751

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

The changes in the allowances are summarized as follows:

	Year Ended December 31				Three Months Ended March 31
	2002	2003	2004	2004	2004	2005	2005
	NT$	NT$	NT$	US$	NT$	NT$	US$
				(Note 3)			(Note 3)
					(Unaudited)
	(In Thousands)
Allowance for doubtful accounts
Balance, beginning of period	6,936	4,193	1,918	61	1,918	4,833	154
Additions	2,568	—	3,423	109	1,265	243	8
Reversal	—	(2,227)	—	—	—	—	—
Write-off	(5,311)	(48)	(508)	(16)	—	—	—

Balance, end of period	4,193	1,918	4,833	154	3,183	5,076	162

	Year Ended December 31				Three Months Ended March 31
	2002	2003	2004	2004	2004	2005	2005
	NT$	NT$	NT$	US$	NT$	NT$	US$
				(Note 3)			(Note 3)
					(Unaudited)
	(In Thousands)
Allowance for sales returns and discounts
Balance, beginning of period	6,281	11,726	18,385	584	18,385	16,755	532
Additions	6,978	16,523	33,599	1,068	6,030	474	15
Write-off	(1,533)	(9,864)	(35,229)	(1,120)	(311)	(350)	(11)

Balance, end of period	11,726	18,385	16,755	532	24,104	16,879	536

9.    Inventories

The components of inventories are as follows:

	December 31			March 31
	2003	2004	2004	2005	2005
	NT$	NT$	US$	NT$	US$
			(Note 3)		(Note 3)
				(Unaudited)
	(In thousands)
Finished goods	35,552	253,448	8,056	214,761	6,826
Work in process	50,774	157,566	5,009	97,212	3,090
Raw materials	69,527	98,135	3,119	45,614	1,450

	155,853	509,149	16,184	357,587	11,366

In December 2004, the Company recorded a write-off of approximately NT$49,362 thousand of inventory to cost of sales which was due to production defects associated with the migration from 0.35 micron to 0.18 micron manufacturing technologies for one of the Company’s products, SM264. The defects stemmed from the Company’s use of manufacturing process

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

technology offered free of charge and developed by other companies. The Company are currently in negotiations with these companies for possible compensation from the inventory write-off incurred as a result of the Company’s use of this manufacturing process technology.

10.    Long-term investments

	December 31			March 31
	2003	2004	2004	2005	2005
	NT$	NT$	US$	NT$	US$
			(Note 3)		(Note 3)
				(Unaudited)
	(In thousands)
Cost method:
Cashido Corp. (Cashido) (2%)	3,142	3,142	100	3,142	100
ARCHIC Technology, Inc. (ARCHIC) (5%)	4,053	—	—	—	—

	7,195	3,142	100	3,142	100

As of December 31, 2003 and 2004, due to the decline in value of investment in ARCHIC and Cashido which the Company determined to be other than temporary, the Company recorded a loss on impairment of investments of NT$9,832 thousand and NT$4,053 thousand (US$129 thousand), respectively.

11.    Property and equipment

	December 31			March 31
	2003	2004	2004	2005	2005
	NT$	NT$	US$	NT$	US$
			(Note 3)		(Note 3)
				(Unaudited)
	(In thousands)
Cost:
Land	18,259	18,259	580	18,259	580
Buildings	13,907	13,907	442	13,907	442
Machinery and equipment	32,425	23,426	745	29,242	930
Furniture and fixtures	10,036	14,011	445	14,346	456
Leasehold improvement	6,081	13,064	415	13,064	415
Software	107,448	27,667	880	28,983	921

	188,156	110,334	3,507	117,801	3,744

Accumulated depreciation:
Buildings	2,897	3,453	110	3,592	114
Machinery and equipment	21,723	11,006	350	12,558	399
Furniture and fixtures	6,206	6,589	209	7,259	231
Leasehold improvement	5,558	2,419	77	3,507	112
Software	99,162	21,210	674	22,972	730

	135,546	44,677	1,420	49,888	1,586

Prepayments	—	—	—	2,312	74

	52,610	65,657	2,087	70,225	2,232

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

The Company entered into capital leases on certain office equipment with future remaining lease payments as of December 31, 2004 of NT$246 thousand in 2005, NT$260 thousand in 2006, and NT$472 thousand in 2007 and thereafter.

In 2004, the Company identified land and buildings located in Taipei, Taiwan, with a net carrying value as of December 31, 2004 of NT$18,259 thousand (US$580 thousand) and NT$10,454 thousand (US$332 thousand), respectively, to be leased to a non-related party. As of March 18, 2005, the Company had not yet leased the property.

12.    Intangible assets

	December 31			March 31
	2003	2004	2004	2005	2005
	NT$	NT$	US$	NT$	US$
			(Note 3)		(Note 3)
				(Unaudited)
	(In thousands)
Trademarks	23,934	23,934	761	23,934	761
Developed technology	110,496	110,496	3,512	110,496	3,512

	134,430	134,430	4,273	134,430	4,273
Accumulated amortization	(32,193)	(49,951)	(1,588)	(51,076)	(1,623)
Accumulated impairment — trademarks	(12,100)	(12,100)	(385)	(12,100)	(385)
Accumulated impairment — developed technology	(42,043)	(53,761)	(1,709)	(53,761)	(1,709)
Accumulated tax provision adjustments	(10,014)	(11,775)	(374)	(11,775)	(374)

	38,080	6,843	217	5,718	182

The Company determined that impairment of intangible assets occurred during 2003 due to the loss of sales to two significant customers during the fourth quarter who purchased the controller using the developed technology. SMI USA had estimated that these two customers comprised approximately 55% of the forecasted revenues. Based on the estimated undiscounted cash flows, as adjusted for the loss of the revenues associated with these two customers, the Company determined that the trademarks and the developed technology were impaired and reduced their carrying values to the respective fair values based on the estimated discounted cash flows. The Company also reassessed the remaining useful life of the trademark and developed technology to be four years and two years, respectively, as of December 31, 2003 given the maturity of the technology in the product life cycle.

During the fourth quarter of 2004, the Company determined that impairment of the intangible assets occurred as a result of a significant decline in revenue associated with the sales expected to be generated from the introduction of new consumer products such as the broadband internet video phone, car navigation system, and Tablet PC as next generation of notebook computers. As the market and the development for these products did not occur as anticipated, the forecasted revenues and cash flows were significantly impacted. The Company estimated the undiscounted cash flows taking into account the new information and determined that the carrying value of the developed technology was higher than the estimated cash flows. Accordingly, the Company reduced the carrying value of the developed technology to the fair value as determined by the estimated discounted cash flows.

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

At December 31, 2002, SMI USA was able to recognize a tax benefit associated with a valuation allowance that had been recorded at the purchase date for the related deferred tax assets. In accordance with SFAS No. 109 “Accounting for Income Taxes”, the Company reduced the value of the intangible assets by NT$10,014 thousand to reflect the amount of the tax benefit. At December 31, 2004, SMI USA was able to recognize an additional tax benefit of NT$1,761 thousand (US$56 thousand) associated with a valuation allowance that had been recorded at the purchase date. The Company reduced the value of the intangible assets by the related amount.

As of December 31, 2004, annual amortization expense of the identifiable intangible assets was expected to be as follows:

Year	Amount
	NT$	US$
		(Note 3)
	(In thousands)
2005	4,501	143
2006	1,171	37
2007	1,171	37

	6,843	217

13.    Accrued expenses and other current liabilities

	December 31			March 31
	2003	2004	2004	2005	2005
	NT$	NT$	US$	NT$	US$
			(Note 3)		(Note 3)
				(Unaudited)
	(In thousands)
Wages and bonus	49,408	33,557	1,067	20,096	639
Professional fees	6,346	2,938	93	21,251	676
Research and development payable	16,422	6,415	204	11,409	363
Commission payable	5,941	8,000	254	6,135	195
License fee payable	7,171	—	—	—	—
Others	20,284	37,229	1,183	37,507	1,191

	105,572	88,139	2,801	96,398	3,064

14.    Pension plan

The Company is required under the Labor Standards Law of Taiwan to have a defined benefit pension plan that covers substantially all of its employees located in Taiwan. The law requires companies incorporated in Taiwan to contribute between 2% to 15% of employee salaries to a government specified plan. The plan provides defined benefits based on years of service and average salary computed based on the final six months of employment. SMI’s plan makes monthly contributions equal to 2% of employee salaries to a government specified plan. Contributions are required to be deposited in SMI’s pension name of the committee with the Central Trust of China in Taiwan. Future contributions will be based on 2% of the employee salaries at that time. SMI estimates its contribution for the year ending December 31, 2005 to be NT$1,283 thousand which was determined based on 2% of estimated salaries in 2005. The measurement date of the plan is December 31.

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

The Labor Pension Act of Taiwan will be effective beginning July 1, 2005 and this pension mechanism is considered a defined contribution plan. The employees who were subject to the Labor Standards Law prior to the enforcement of this Act may choose to be subject to the pension mechanism under this Act of or continue to remain subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and choose to be subject to the pension mechanism under this Act, their seniority as of July 1, 2005 shall be maintained. The rate of contribution by an employer to the Labor Pension Fund per month shall not be less than 6% of each employee’s monthly salary or wage.

The changes in benefits obligation and plan assets and the reconciliation of funded status are as follows:

	December 31
	2003	2004	2004
	NT$	NT$	US$
			(Note 3)
Change in benefit obligation
Projected benefit obligation at beginning of year	3,808	4,174	132
Service cost	2,210	2,496	79
Interest cost	133	146	5
Actuarial (gain) loss	(1,977)	2,601	83

Projected benefit obligation at end of year	4,174	9,417	299

Change in plan assets
Fair value of plan assets at beginning of year	6,501	7,775	247
Actual return on plan assets	101	98	3
Employer contributions	1,173	1,222	39

Fair value of plan assets at end of year	7,775	9,095	289

Reconciliation of funded status
Funded status	3,601	(322)	(10)
Unrecognized net transition obligation	407	386	12
Unrecognized net actuarial gain	(8,057)	(4,877)	(155)

Net amount recognized	(4,049)	(4,813)	(153)

The net amount recognized is recorded in the balance sheets as a long-term liability.

The accumulated benefit obligation for all the defined benefit pension plans was NT$1,616 thousand and NT$3,793 thousands (US$121 thousand) at December 31, 2003 and 2004, respectively.

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

The	components of net periodic benefit cost are as follows:

	Year Ended December 31				Three Months Ended March 31
	2002	2003	2004	2004	2004	2005	2005
	NT$	NT$	NT$	US$	NT$	NT$	US$
				(Note 3)			(Note 3)
					(Unaudited)
	(In thousands)
Service cost	3,059	2,210	2,496	79	624	1,156	37
Interest cost	228	133	146	5	37	83	3
Projected return on plan assets	(250)	(248)	(294)	(9)	(74)	(86)	(3)
Amortization	(86)	(258)	(362)	(11)	(90)	(47)	(2)

Net periodic benefit cost	2,951	1,837	1,986	64	497	1,106	35

	2003	2004
Weighted-average assumptions used to determine benefit obligations:
Discount rate	3.5%	3.5%
Rate of compensation increase	5.0%	5.0%
Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	3.5%	3.5%
Expected long-term return on plan assets	3.5%	3.5%
Rate of compensation increase	5.0%	5.0%

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

15.    Income taxes

The components of income tax benefit (expense) are as follows:

	Year Ended December 31				Three Months Ended March 31
	2002	2003	2004	2004	2004	2005	2005
	NT$	NT$	NT$	US$	NT$	NT$	US$
				(Note 3)			(Note 3)
					(Unaudited)
	(In thousands)
Current
Domestic	—	—	—	—	—	—	—
Foreign:
SMI Taiwan	—	110	78,186	2,485	9,792	16,835	535
SMI USA and others	—	741	450	15	178	80	3

	—	851	78,636	2,500	9,970	16,915	538

Deferred
Domestic	—	—	—	—	—	—	—
Foreign:
SMI Taiwan	(441)	(95,256)	52,703	1,675	3,827	(13,987)	(445)
SMI USA and others	10,014	—	1,762	56	—	—	—

	9,573	(95,256)	54,465	1,731	3,827	(13,987)	(445)

Income tax (benefit) expense	9,573	(94,405)	133,101	4,231	13,797	2,928	93

The income (loss) before income taxes for domestic and foreign entities is as follows:

	Year Ended December 31				Three Months Ended March 31
	2002	2003	2004	2004	2004	2005	2005
	NT$	NT$	NT$	US$	NT$	NT$	US$
			(Note 3)				(Note 3)
						(Unaudited)
	(In thousands)
Domestic	—	—	—	—	—	—	—
Foreign entities
SMI Taiwan	(451,267)	21,111	396,163	12,593	64,623	112,828	3,586
SMI USA	24,747	(3,687)	6,219	198	2,439	(11,543)	(367)
Others	277	(1,386)	(1,278)	(41)	361	(2,312)	(73)

	(426,243)	16,038	401,104	12,750	67,423	98,973	3,146

Since the Company is based in the Cayman Islands, a tax-free country, domestic tax on pretax income is calculated at the Cayman Islands statutory rate of nil for each period.

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

The Company and its subsidiaries file separate income tax returns. A reconciliation of income tax expense on pretax income at statutory rate and income tax expense (benefit) is shown below:

	Year Ended December 31				Three Months Ended March 31
	2002	2003	2004	2004	2004	2005	2005
	NT$	NT$	NT$	US$	NT$	NT$	US$
				(Note 3)			(Note 3)
						(Unaudited)
	(In thousands)
Tax on pretax income at statutory rate	10,950	4,555	100,163	3,184	16,980	24,793	788
Tax effects of adjustments:
Tax-exempt income	—	—	—	—	—	(26,373)	(838)
Net operating loss carryforwards	(3,155)	(40,362)	(71,145)	(2,261)	(19,092)	—	—
Permanent differences	—	5,407	6,740	214	133	(736)	(23)
Temporary differences	(7,795)	33,551	28,164	895	8,140	10,312	327

Current income tax expense before income tax credits	—	3,151	63,922	2,032	6,161	7,996	254
Income tax (10%) on undistributed earnings	—	15,972	51,170	1,627	8,529	12,877	409
Income tax credit utilized	—	(18,382)	(36,456)	(1,159)	(4,720)	(3,958)	(125)
Net change in deferred income taxes assets or liabilities
Net operating loss carryforwards	(45,304)	4,299	82,309	2,616	9,839	1,608	51
Investment tax credits	(5,464)	3,707	(1,052)	(33)	(3,018)	(6,256)	(199)
Temporary differences and others	6,933	74,429	513	16	3,893	(7,415)	(236)
Net change in valuation allowance of deferred income tax assets	43,394	(177,691)	(29,067)	(924)	(6,887)	(1,924)	(61)
Adjustment of prior years’ taxes and others	10,014	110	1,762	56	—	—	—

Income tax expense (benefit)	9,573	(94,405)	133,101	4,231	13,797	2,928	93

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

Deferred income tax assets were as follows:

	December 31			March 31
	2003	2004	2004	2005	2005
	NT$	NT$	US$	NT$	US$
		(Note 3)			(Note 3)
				(Unaudited)
	(In thousands)
Current:
Temporary differences	12,355	8,251	262	15,623	497
Investment tax credits	6,551	33,197	1,055	29,240	929
Net operating loss carryforwards	56,103	—	—	—	—
Others	(351)	(423)	(13)	(421)	(13)
Valuation allowance	(4,759)	(5,695)	(181)	(5,667)	(180)

	69,899	35,330	1,123	38,775	1,233

Noncurrent:
Temporary differences	2,718	4,737	151	4,680	149
Investment tax credits	101,925	76,331	2,426	86,544	2,751
Net operating loss carryforwards	344,995	318,789	10,133	317,181	10,082
Others	(21,093)	(19,449)	(618)	(19,351)	(615)
Valuation allowance	(405,674)	(375,671)	(11,941)	(373,775)	(11,881)

	22,871	4,737	151	15,279	486

The valuation allowance shown in the table above relates to net operating loss carryforwards and tax credits for which the Company believes that realization is uncertain. The Company had unused research and development tax credits of NT$39,837 thousand (US$1,266 thousand) which will expire in 2009. In addition, profits generated from certain products will be exempt from income tax for five years beginning January 1, 2005.

As of March 31, 2005, the Company’s United States federal and state net operating loss carryforwards for income tax purposes were approximately NT$816,167 thousand (US$25,943 thousand) and NT$346,375 thousand (US$11,010 thousand), respectively. If not utilized, the federal net operating loss carryforwards will expire in 2023 and the state net operating loss carryforwards will expire in 2012.

As of March 31, 2005, the Company’s United States federal and state research and development tax credit carryforwards for income tax purposes were approximately US$1,628 thousand and US$779 thousand, respectively. If not utilized, the federal tax credit carryforwards will expire in 2020 while the state tax credit carryforward has no expiration date.

Current United States federal and California state laws include substantial restrictions on the utilization of net operating losses and credits in the event of an “ownership change” of a corporation. Accordingly, the Company’s ability to utilize net operating loss and tax credit carryforwards may be limited as a result of such “ownership change”. Such a limitation could result in the expiration of carryforwards before they are utilized.

SMI Taiwan income tax returns through 2002 had been examined and cleared by the Taiwan tax authorities.

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

16.    Shareholders’ equity

In August 2002, SMI’s predecessor, Feiya, acquired SMI USA and changed its name from “Feiya Technology Corporation” to “Silicon Motion, Inc.” In connection with the transaction, Feiya (which became SMI Taiwan) issued 25,400 thousand shares of Feiya common stock in exchange for 100% of the outstanding shares of SMI USA preferred stock. Feiya also issued 18,500 thousand shares of its common stock to former employees, directors and former common shareholders of SMI USA.

In July 2003, SMI issued 10,000 thousand shares of its common stock to existing shareholders, employees and unrelated third-party investors for cash at NT$27 per share. The proceeds of NT$270,000 thousand were used for research and development activities and general corporate purposes.

Appropriations from annual net income

Pursuant to the laws and regulations of the ROC and the respective Articles of Incorporation, SMI must make appropriations from annual earnings to certain non-distributable reserves which could affect the Company’s ability to pay cash or stock dividends, if any. SMI may only distribute dividends after it has made allowances as determined under ROC GAAP at each year-end for:

a.	payment of taxes;

b.	recovery of prior years’ deficits, if any;

c.	legal reserve, being 10% of annual net income after having deducted the above items;

d.	special reserve based on relevant laws or regulations, or retained earnings, being 10% of annual net income after having deducted the above items;

e.	remuneration to directors and supervisors up to 3% of annual net income after having deducted the above items;

f.	cash or stock bonus to employees at between 10% and 15% of annual net income after having deducted the above items. If bonus to employees is in the form of stock, the bonus may also be appropriated to employees of subsidiaries under the board of directors’ approval;

In accordance with the above, SMI paid 15% of the remaining unappropriated earnings for 2004, in the form of 2,362 thousand shares of common stock, to employees as bonuses in the form of stock. The stock bonuses were recorded as compensation expense based on NT$31.70 per share which was determined to be the fair value on the date of shareholder approval. In addition, SMI paid a stock dividend to its shareholders as part of their respective interests in the accumulated earnings of the Taiwan subsidiary. SMI recorded the dividend based on the fair value of the stock on the date of shareholder approval which was NT$31.70 per share. On May 13, 2005, the Board of directors of SMI amended its Articles of Incorporation 1) to remove the remuneration to directors and supervisors and 2) to change the percentage distribution of cash or stock to employees from 10% to 15% to 0.01% of annual net income after having deducted the above items. If bonus to employees is in the form of stock, the bonus may also be appropriated to employees of subsidiaries under the board of directors’ approval.

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

17.    Stock option plan

In 2004, SMI adopted a 2004 Employee Stock Option Plan (“the Plan”). The Plan reserved 8,000 units with each unit entitled to subscribe for 1,000 shares of common stock after the requisite service is rendered. The options may be granted to qualified employees of SMI or any of its domestic or foreign subsidiaries and expire no later than six years from the date of grant. Generally, the options are granted at an exercise price not lower than the market value of SMI’s common stock at the date of the grant and vest over four years at certain percentages after two years from the date of grant. On December 31, 2004, 4,000 units were granted to employees at an exercise price of NT$40 per share. As of March 31, 2005, 4,000 units were available for grant under the Plan.

On April 22, 2005, the Company adopted its 2005 Incentive Plan. The 2005 Incentive Plan provides for the grant of stock options, stock bonuses, restricted stock awards, restricted stock units and stock appreciation rights, which may be granted to the Company’s employees (including officers), directors and consultants.

18.    Commitments and contingencies

In 2001, SMI received a subsidy from the ROC Industrial Development Bureau (IDB) for research and development of controller products and a semiconductor data storage system. The government subsidy was in the form of two cash payments of NT$1,000 thousand and NT$4,093 thousand which were received in 2001 and 2002, respectively, and a non-interest bearing loan of NT$5,093 thousand. The Company recorded the cash payments received in 2001 and 2002 in non-operating income at the time of receipt. Under the terms of the arrangement, the non-interest bearing loan is repayable in eight consecutive quarterly payments beginning April 2003 with the last payment in January 2005. The Company imputed the interest on the loan at a rate of 6.79% and deemed the imputed amount of interest to be insignificant and thus did not record any interest expense associated with the loan. As of December 31, 2003 the Company owed NT$3,183 thousand of which NT$2,546 thousand and NT$637 thousand were recorded as other current liabilities and other long-term liabilities, respectively. As of December 31, 2004, the remaining NT$637 thousand (US$20 thousand) was recorded in other current liabilities. The Company repaid the remaining NT$637 thousand in January 2005 in accordance with the terms of the agreement. In addition, SMI is required to pay the IDB 2% of sales as royalty payments from any products resulting from the research and development project for a period of three years following the initial sale. Total royalties paid cannot exceed 30% of the total amount of the subsidy loan amount, or approximately NT$1,530 thousand. As of March 31, 2005, the Company completed the research and development project under this agreement, however, the Company has not sold any products using this technology and therefore has not paid or accrued any royalty payments related to the projects.

As of March 31, 2005, the Company had a credit facility available up to NT$70 million with China Trust Bank. This credit facility can be used for multi-purposes and is subject to annual renewal.

Operating leases

The Company entered into various operating lease agreements for office space that will terminate at various dates through March 2008. The Company recognized rent expense during

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

the years ended December 31, 2002, 2003 and 2004 of NT$13,260 thousand, NT$22,270 thousand, and NT$18,702 thousand (US$594 thousand), respectively, and NT$5,762 thousand and NT$4,266 thousand (US$136 thousand) for the three months ended March 31, 2004 and 2005, respectively. The amounts of remaining future operating lease payments under these leases as of December 31, 2004 were NT$16,986 thousand, NT$11,076 thousand and NT$4,659 thousand for the years ending December 31, 2005, 2006, and 2007 and thereafter, respectively.

Litigation

On August 15, 2002, SMI filed an action against two of its former employees and Phison Electronics Corporation, or Phison, with the Taiwan Hsinchu District Court. The complainant alleged that the two former SMI employees who were subsequently hired by Phison, and Phison violated the Business Secret Law and Copyright Law of the ROC for the infringement of certain intellectual property rights to compact flash controller chips owned by SMI. The claimant seeks damages in the amount of NT$125 million (US$4.0 million). On May 15, 2003, SMI named Winbond Electronics Corporation, or Winbond, as a defendant in the same action. On April 8, 2004, the Taiwan Hsinchu District Court issued a ruling determining that the two former SMI employees, Phison and Winbond did not violate the Business Secret Law and Copyright Law of the ROC. The Taiwan Hsinchu District Court ruling stated that there was sufficient evidence to show that the defendants obtained SMI’s consent to respectively produce and purchase the compact flash controller chips that were the subject of the lawsuit. On May 4, 2004, SMI appealed the Taiwan Hsinchu District Court’s ruling to the Taiwan High Court. The case is presently pending before the Taiwan High Court.

On January 2, 2003, O2Micro International Limited, or O2Micro, a Cayman Islands company, filed an action for a preliminary injunction against SMI with the Taiwan Hsinchu District Court. The request for such preliminary injunction alleged that SMI produced and sold products with embedded digital sound effect control chips that infringed O2Micro’s patent, patent registered number 130953, in Taiwan and asks for an order prohibiting SMI from manufacturing and selling certain products that allegedly infringe O2Micro’s patent in Taiwan. On February 6, 2003, SMI filed an action for a preliminary injunction against O2Micro denying such allegations and requesting O2Micro not to interfere with SMI’s distribution, manufacturing and business operations in relation to the relevant products. A court-appointed appraiser completed a report on December 16, 2004 stating that SMI’s products raised in the case do not infringe O2Micro’s patent. The appraiser’s report has been submitted to the court.

On February 3, 2004, O2Micro filed an application for a provisional seizure of NT$15,000 thousand (US$477 thousand) against SMI with the Taiwan Hsinchu District Court. The application alleged that SMI infringed O2Micro’s patent, patent registered number 130953, in Taiwan. The Taiwan Hsinchu District Court issued a provisional seizure order and attached some of SMI’s assets. Upon placing a deposit of NT$15,000 thousand, the Taiwan Hsinchu District Court has released the enforcement of the provisional seizure order. The provisional seizure order will be decided as part of the lawsuit discussed in the next paragraph regarding the infringement of patent number 130953 filed by O2Micro against SMI.

In addition, on September 24, 2004, O2Micro filed an action against SMI with the Taiwan Hsinchu District Court. The complainant alleged that SMI infringed O2Micro’s patent, patent registered number 130953, in Taiwan and preliminarily claimed for damages of NT$3,000 thousand (US$95 thousand). The court’s ruling in this case is pending.

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

On January 14, 2004, O2Micro filed for a preliminary injunction against SMI and Microstar, a Taiwan customer of SMI with the Taiwan Panchiao District Court. The request for injunctive relief asks for an order prohibiting SMI and Microstar from designing, manufacturing, advertising and selling certain products that allegedly infringe O2Micro’s patent, patent registered number 178290, in Taiwan. On May 20, 2004, the Taiwan Panchiao District Court issued a preliminary injunctive order prohibiting SMI and Microstar from designing, manufacturing, advertising and selling certain products that allegedly infringe O2Micro’s patent in Taiwan. Both sides have appealed this case to the Taiwan High Court. The Taiwan High Court rejected the appeals on March 10, 2005, and both sides have appealed to the Taiwan Supreme Court. The enforcement of such preliminary injunctive order has been withdrawn upon the deposit with the court by SMI of NT$11,506 thousand.

The Company currently believes that the legal proceedings described above, individually or in the aggregate, will not have a material adverse impact on its financial position or results of operations. The litigation and other claims noted above, however, are subject to inherent uncertainties and management’s view of these matters may change in the future.

19.    Related party transactions

In June 2002, the Company entered into a research and development agreement with Winbond Electronics Corp. (Winbond), which was a legal entity director of the board of SMI through December 2002. The Company received royalty payments of NT$1,423 thousand during 2002 for product sold by Winbond as a result of the product developed under the agreement. The Company recorded the amount as revenue upon receipt of payment from Winbond. The agreement was mutually terminated in February 2003. In addition, the Company purchased raw materials amounting to NT$49,063 thousand during 2002 which had been completely paid for as of December 31, 2002.

20.    Segment information

The Company designs, develops and markets semiconductor products. The Company operates in one segment. The chief operating decision maker, the Chief Executive Officer, reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance.

Net sales by product consist of the following (in thousands):

	Year Ended December 31				Three Months Ended March 31
	2002	2003	2004	2004	2004	2005	2005
	NT$	NT$	NT$	US$	NT$	NT$	US$
				(Note 3)			(Note 3)
					(Unaudited)
Product
Mobile storage products	—	394,644	1,865,699	59,304	302,029	444,583	14,132
Multimedia SoCs	165,533	418,663	285,441	9,073	75,509	66,356	2,109
Systems product and others	291,341	101,763	15,587	495	1,788	4,322	137

	456,874	915,070	2,166,727	68,872	379,326	515,261	16,378

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

Net sales by geographic area are presented based upon the customer’s bill to location (in thousands):

	Year Ended December 31				Three Months Ended March 31
	2002	2003	2004	2004	2004	2005	2005
	NT$	NT$	NT$	US$	NT$	NT$	US$
				(Note 3)			(Note 3)
					(Unaudited)
Country
Taiwan	246,145	543,160	1,278,044	40,624	227,284	332,238	10,561
United States	32,688	104,254	675,943	21,486	109,238	112,547	3,577
Japan	47,531	129,840	97,431	3,097	17,316	25,286	804
Germany	35,507	12,628	23,001	731	3,558	4,106	130
Others	95,003	125,188	92,308	2,934	21,930	41,084	1,306

	456,874	915,070	2,166,727	68,872	379,326	515,261	16,378

Long-lived assets consist of property and equipment, and intangible assets. Long-lived assets by geographic area were as follows (in thousands):

	December 31			March 31
	2003	2004	2004	2005	2005
	NT$	NT$	US$	NT$	US$
			(Note 3)		(Note 3)
				(Unaudited)
Country
Taiwan	82,113	67,584	2,148	71,568	2,275
United States	8,086	4,565	145	3,744	119
Others	491	351	11	631	20

	90,690	72,500	2,304	75,943	2,414

Sales to significant customers as a percentage of revenues were as follows (in thousands):

	Years Ended December 31							Three Months Ended March 31
	2002		2003		2004	2004		2004		2004	2005
	Amount	%	Amount	%	Amount	Amount	%	Amount	%	Amount	Amount	%
	NT$		NT$		NT$	US$		NT$		NT$	US$
						(Note 3)					(Note 3)
										(Unaudited)
Customers
Power Digital Card	—	—	268,214	29	473,711	15,058	22	97,100	26	52,001	1,653	10
Lexar Media	—	—	—	—	304,499	9,679	14	51,411	14	69,205	2,200	13
Macrotron Systems	—	—	23,994	3	291,370	9,262	13	39,012	10	31,483	1,001	6
Edom Technology	31,990	7	91,467	10	7,527	239	—	8,625	2	—	—	—
Taiwan I/O Data Device, Inc.	52,994	12	6,485	1	—	—	—	—	—	—	—	—

SILICON MOTION TECHNOLOGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

Significant customer account receivables as a percentage of net accounts receivable were as follows (in thousands):

	December 31					March 31
	2003		2004			2004	2005
	Amount	%	Amount	Amount	%	Amount	Amount	%
	NT$		NT$	US$		NT$	US$
				(Note 3)			(Note 3)
						(Unaudited)
Customers
Power Digital Card	85,943	50	204,183	6,490	45	54,197	1,723	18
Lexar Media	—	—	113,510	3,608	25	53,778	1,709	18
Macrotron Systems	20,503	12	65,798	2,091	15	25,023	795	9

21.    Subsequent events

On May 1, 2005, one of the Company’s subcontractor’s testing and packaging plant suffered a loss caused by fire and approximately NT$42,345 thousand (US$1,346 thousand) of inventories were damaged by the fire. The Company will receive compensation for losses from the subcontractor resulting from the fire.

Annex A

GLOSSARY OF TECHNICAL TERMS

AAC	Advanced Audio Coding. An audio compression format.
AC-Link/IIS

An audio interface. Has significant advantages over the most prevalent power conversion technologies, which are based on Pulse Width Modulation (PWM). These advantages stem from the simplicity and versatility of its circuit topology (hardware), combined with the sophistication of its control methodology (software).

ADPCM	Adaptive Differential Pulse Code Modulation. An audio compression routine for digital audio.

AsH3	Arsine. A colorless, flammable, highly toxic gas used as a doping agent for the preparation of semiconductor materials.

Bluetooth

Chip technology enabling seamless voice and data connections between a wide range of devices through short-range digital two-way radio. It is an open specification for short-range communications of data and voice between both mobile and stationary devices.

Board estate	The space a device occupies on a motherboard.
CF	Compact Flash. A type of non-volatile memory storage media commonly used in portable devices such as personal computers, digital cameras, video camcorders, and audio players.

CMOS

Complementary Metal Oxide Silicon. A fabrication process that incorporates n-channel and p-channel complementary metal oxide semiconductor transistors within the same silicon substrate. This is the most commonly used integrated circuit fabrication process technology and is one of the latest fabrication techniques to use metal oxide semiconductor transistors.

CPRM

Content Protection for Recordable Media. A hardware-based technology designed to enforce copy protection restrictions through built-in mechanisms in storage media that would prevent unauthorized file copying.

CPU	Central Processing Unit.
CRT

Cathode Ray Tube. An evacuated tube containing an anode and a cathode that generates cathode rays (electrons) and produces an image on a screen. They are commonly used in displays, monitors, and televisions.

DRAM	Dynamic Random Access Memory. A memory cell in which digital information (data) is stored in a volatile state. It is a key component of digital circuits.

DRM	Digital Rights Management. A protocol developed to prevent unauthorized use of digital information, commonly used to thwart illegal copying of digital media such as music and movies.

DSC	Digital Still Camera
DSP

Digital Signal Processor. A specialized digital microprocessor used to efficiently perform calculations on digitized signals that were originally analog in form in real time. The main advantage of DSP lies in its specialization to execute instruction sequences used in math-intensive signal processing applications.

DVC	Digital Video Camera
FastMDC	Fast Management Data-link & Calculation. A cost-effective solution for ultra high performance of flash access time and high reliability of data storage.

FireWire	Also known as IEEE 1394. A non-proprietary, high-speed, serial bus input/output standard used to transfer data to and from digital devices through a cable.

Flash memory

A type of solid-state, non-volatile memory. The name “flash” is derived from the rapid block erase operation. Flash memory is the most popular form of non-volatile semiconductor memory currently available.

GPIO	General Purpose Input/Output. A flexible parallel interface that allows a variety of custom connections.

HDD	Hard Disk Drive.
I2C	Inter-Integrated Circuit. A type of bus interface used to connect integrated circuits.

IDE	Integrated Drive Electronics. A common hard disk drive interface used in PCs.

LCD	Liquid Crystal Display.
LCM	Liquid Crystal Module.
MCM	Multi-Chip Module. An integrated circuit package that contains two or more interconnected chips.

Memory	A device that can store information for later retrieval.
Micron	A term for micrometer, which is a unit of linear measure that equals one one-millionth (1/1,000,000) of a meter. There are 25.4 microns in one one-thousandth of an inch.

MIPS	Microprocessor without Interlocked Pipeline Stages. An RISC microprocessor architecture developed by MIPS Computer Systems Inc.

Mixed-signal	The combination of analog and digital circuitry in a single semiconductor.

MMC	MultiMediaCards. A type of non-volatile memory storage media commonly used in portable devices such as cell phones, digital cameras, and audio players.

NAND flash	A type of flash memory.
ODM	Original Design Manufacturer.
OEM	Original Equipment Manufacturer.
OLED	Organic Light-Emitting Diode. A diode made from carbon-based molecules (as opposed to silicon) that emits light when a voltage is applied.

PC Architecture	The design of a personal computer (i.e. configuration of the motherboard, CPU and memory).

PCMCIA	Personal Computer Memory Card International Association. An organization consisting of some 500 companies that has developed a standard for PC Cards used in notebook computers.

PDA	Personal Digital Assistant.
PH3	Phosphine. Gaseous compound commonly used in silicon manufacturing as a source of phosphorus.

PIO	Programmed Input/Output.
Protocol standards	Industry standards for flash cards.
SD	Secure Digital. A type of non-volatile memory storage media commonly used in portable devices such as personal computers, digital cameras, video camcorders, and audio players.

SDRAM	Synchronous DRAM. A type of DRAM (see DRAM) that can run at much higher clock speeds than conventional memory. SDRAM synchronizes itself with the CPU’s bus.

Semiconductor

An element with an electrical resistivity within the range of an insulator and a conductor. A semiconductor can conduct or block the flow of electric current depending on the direction and magnitude of applied electrical biases. Refers to the controller, multimedia SoC, etc.

Semiconductor solution	Includes the controller as well as the software.
SIE	Serial Interface Engine.

SoC	System-on-a-Chip. A chip that incorporates functions usually performed by several different devices into a single chip and therefore generally offers better performance and lower cost.

SPI	Serial Peripheral Interface. A board-level serial peripheral bus.

SRAM	Static Random Access Memory. A type of volatile memory product that is used in electronic systems to store data and program instructions. Unlike the more common DRAM, it does not need to be refreshed.

Storage architecture	The flash memory device standard in a flash-based storage product such as flash cards and USB disk drives.

TFT	Thin Film Transistor.
UI	User Interface.
UFD	USB Flash Drive.
USB	Universal Serial Bus.
WiFi	Wireless Fidelity. The popular name for IEEE 802.11 wireless networking standard.

WiMAX	Also known as IEEE 802.16. A standards-based wireless technology that provides high-throughput broadband connections through the use of three antennas.

Wireless LAN	Wireless Local Area Network. A type of local area network that uses high-frequency radio waves rather than wires to communicate between nodes.

WMA	Windows Media Audio. Microsoft’s proprietary audio codec designed to compete with MP3.

Xscale

Intel Corporation’s line of StrongARM-based RISC microprocessors and microcontrollers, which was acquired from DEC’s Digital Semiconductor division. The Xscale currently incorporates a fifth generation of the StrongARM micro-architecture.

Silicon Motion
Our customers' locations
Our locations

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our ADSs.

Until                    , 2005 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

American

Depositary Shares

Representing

Ordinary Shares

Deutsche Bank Securities

WR Hambrecht + Co

Needham & Company, LLC

Preliminary Prospectus

                    , 2005

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.     Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The registrant’s articles of association provide for indemnification of directors and officers for actions, costs, charges, losses, damages and expenses incurred in their capacities as such, except that such indemnification does not extend to any matter in respect of any fraud or dishonesty that may attach to any of them.

Item 7.     Recent Sales of Unregistered Securities

On February 3, 2005, the Registrant issued one ordinary share for consideration of US$1.00 in connection with its formation. These securities were issued without registration under the Securities Act of 1933, as amended, in reliance upon Rule 901 and Rule 903 of Regulation S for sales made in an offshore transaction.

During the past three years, the Registrant or its predecessor in interest, SMI Taiwan, has issued and sold the securities listed below without registering the securities under the Securities Act. None of these transactions involved a public offering. The Registrant believes that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S, Regulation D or Rule 701 under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

•	In August 2002, Feiya Technology Corporation acquired SMI USA and changed its name from “Feiya Technology Corporation” to “Silicon Motion, Inc.” In connection with the transaction, Feiya (which became SMI Taiwan) issued 25.4 million shares of Feiya common stock to the 167 holders of preferred stock of SMI USA in exchange for 100% of the outstanding shares of SMI USA preferred stock. Feiya also issued 18.5 million shares of its common stock to 3 holding companies on behalf of certain former employees, directors and former common shareholders of SMI USA.

•	In July, 2003, SMI Taiwan issued 10,000,000 common shares to 27 of its employees, 55 of its shareholders and 14 others in exchange for cash contributions of NT$270,000,000. SMI Taiwan’s existing shareholders subscribed to 5,921,850 shares, approximately 59% of the shares issued. SMI Taiwan’s employees subscribed to 1,611,669 shares, approximately 16% of the shares issued, including 1,156,669 shares, approximately 12% of the shares issued, that were purchased by 9 employees who were also existing shareholders. 2,466,481 shares, approximately 25% of the shares issued, were purchased by non-shareholders.

•	In October, 2004, SMI Taiwan increased its paid-in capital from NT$900,000,000 to NT$1,054,120,000 by capitalizing dividends of NT$130,500,000 issued to 860 of its shareholders out of retained earnings and employee bonuses of NT$23,620,000 issued to 64 of its employees.

•	In December 2004, SMI Taiwan granted 4,000 units of employee share options for 4,000,000 common shares of SMI Taiwan to 100 of its employees at an exercise price of NT$40 per share. Each option has a six-year term and vests over a four-year period commencing from the second year after issuance.

Item 8.     Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

3.1	Memorandum of Association of the Registrant

3.2	Articles of Association of the Registrant

4.1	Specimen of American Depositary Receipt

4.2	Form of Deposit Agreement

4.3	Silicon Motion Technology Corporation 2005 Equity Incentive Plan

5.1	Opinion of Conyers Dill & Pearman, Cayman Islands Counsel to the Registrant, regarding the validity of the ordinary shares being registered

8.1	Opinion of Preston Gates & Ellis LLP, United States counsel to the Registrant, regarding tax matters

8.2	Opinion of Conyers Dill & Pearman, Cayman Islands Counsel to the Registrant, regarding tax matters

10.1	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Fang Shinn Industrial Co., Ltd. dated May 4, 2004

10.2	Lease Agreement between Silicon Motion, Inc. (Taiwan) and TaiHsing Printing and Binding Co., Ltd dated February 23, 2005

10.3	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Winsome Development Inc. dated November 27, 2003

10.4	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Richtek Technology Corp. dated February 4, 2005

10.5	Lease Agreement between Silicon Motion, Inc. (California) and Orchard Investment Company Number 205 dated January 21, 2004.

10.6	Bank Line of Credit Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004

10.7	Financial Transaction Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004

10.8	Specific Clause Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004

10.9	Acquisition Agreement between, amongst others, Feiya Technology Corporation and Silicon Motion, Inc. (California), dated June 10, 2002

10.10	Share Exchange Agreement between Silicon Motion, Inc. (Taiwan) and Silicon Motion Technology Corporation, dated February 4, 2005

21.1	List of Subsidiaries

23.1	Consent of Deloitte & Touche

23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3	Consent of Preston Gates & Ellis LLP

24.1	Power of Attorney (included within Signature Page)

*	To be filed by amendment

(b) Financial Statement Schedules

All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 9.     Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant undertakes that:

(1)    for purposes of determining liability under the Securities Act, the information omitted from the form prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and

(2)    for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Taipei, Taiwan on June 9, 2005.

Silicon Motion Technology Corporation

By:	/s/ Wallace C. Kou
Wallace C. Kou,
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James Chow and Wallace C. Kou, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on June 9, 2005, in the capacities indicated.

Signature	Title

/s/ James Chow James Chow	Chairman of the Board of Directors

/s/ Wallace C. Kou Wallace C. Kou	President and Chief Executive Officer and Director (principal executive officer)

/s/ Richard Wei Richard Wei	Chief Financial Officer (principal financial and accounting officer)

/s/ Henry Chen Henry Chen	Director

/s/ Tsung-Ming Chung Tsung-Ming Chung	Director

/s/ C.S. Ho C.S. Ho	Director

/s/ Lien-chun Liu Lien-chun Liu	Director

/s/ Yung-Chien Wang Yung-Chien Wang	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Silicon Motion Technology Corporation has signed this Registration Statement or amendment thereto in Taipei, Taiwan, on June 9 2005.

By:	/s/ WALLACE C. KOU
Name: WALLACE C. KOU
Title: President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

3.1	Memorandum of Association of the Registrant

3.2	Articles of Association of the Registrant

4.1	Specimen of American Depositary Receipt

4.2	Form of Deposit Agreement

4.3	Silicon Motion Technology Corporation 2005 Equity Incentive Plan

5.1	Opinion of Conyers Dill & Pearman, Cayman Islands Counsel to the Registrant, regarding the validity of the ordinary shares being registered

8.1	Opinion of Preston Gates & Ellis LLP, United States counsel to the Registrant, regarding tax matters

8.2	Opinion of Conyers Dill & Pearman, Cayman Islands Counsel to the Registrant, regarding tax matters

10.1	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Fang Shinn Industrial Co., Ltd. dated May 4, 2004

10.2	Lease Agreement between Silicon Motion, Inc. (Taiwan) and TaiHsing Printing and Binding Co., Ltd dated February 23, 2005

10.3	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Winsome Development Inc. dated November 27, 2003

10.4	Lease Agreement between Silicon Motion, Inc. (Taiwan) and Richtek Technology Corp. dated February 4, 2005

10.5	Lease Agreement between Silicon Motion, Inc. (California) and Orchard Investment Company Number 205 dated January 21, 2004.

10.6	Bank Line of Credit Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004

10.7	Financial Transaction Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004

10.8	Specific Clause Agreement between Silicon Motion, Inc. (Taiwan) and Chinatrust Commercial Bank Co., Ltd. dated November 25, 2004

10.9	Acquisition Agreement between, amongst others, Feiya Technology Corporation and Silicon Motion, Inc. (California), dated June 10, 2002

10.10	Share Exchange Agreement between Silicon Motion, Inc. (Taiwan) and Silicon Motion Technology Corporation, dated February 4, 2005

21.1	List of Subsidiaries

23.1	Consent of Deloitte & Touche

23.2	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

23.3	Consent of Preston Gates & Ellis LLP

24.1	Power of Attorney (included within Signature Page)

*	To be filed by amendment